SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                             JONES INTERCABLE, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                                 $.01 PAR VALUE

                                   480206-200
                                 (CUSIP Number)



                                  COMMON STOCK
                                 $.01 PAR VALUE

                                   480206-101
                                 (CUSIP Number)

                            BCI TELECOM HOLDING INC.
                       (Name of Persons Filing Statement)

                                Martine Turcotte
                          Assistant Corporate Secretary
                            BCI Telecom Holding Inc.
                  1000, rue de la Gauchetiere West, Bureau 1100
                                Montreal, Quebec
                                 Canada H3B 4Y8
                            Tel. No.: (514) 392-2340
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                 August 12, 1998
             (Date of Event which Requires Filing of this Statement)

 ................................................................................
                           Exhibit Index is at Page 14

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|. CLASS A COMMON STOCK
CUSIP No. 480206-200

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCI Telecom Holding Inc.
         ----------------------------------------------------------------------
         Not Applicable
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
                  -------------------------------------------------------------

         (b)      [X]
                  -------------------------------------------------------------
                  -------------------------------------------------------------

(3)      SEC Use Only
                      ---------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)      AF
                                             ----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
             Not Applicable
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization     Canada
                                               --------------------------------
         ----------------------------------------------------------------------


------------------
    Number of                  (7)    Sole Voting Power    12,782,500
      Shares                                            -----------------------
   Beneficially                       -----------------------------------------
     Owned by                  (8)    Shared Voting Power ---------------------
       Each                           -----------------------------------------
    Reporting                  (9)    Sole Dispositive Power ------------------
      Person                          -----------------------------------------
      With                    (10)    Shared Dispositive Power   12,782,500
                                                               ----------------
------------------                    -----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,782,500
                                                                      ----------
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
          Not Applicable
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   35.9%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

COMMON STOCK
CUSIP No. 480206-101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCI Telecom Holding Inc.
         ----------------------------------------------------------------------
         Not Applicable
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
                  -------------------------------------------------------------

         (b)      [X]
                  -------------------------------------------------------------
                  -------------------------------------------------------------

(3)      SEC Use Only
                      ---------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)      AF
                                             ----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
             Not Applicable
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization     Canada
                                               --------------------------------
         ----------------------------------------------------------------------


------------------
    Number of                  (7)    Sole Voting Power
      Shares                                            -----------------------
   Beneficially                       -----------------------------------------
     Owned by                  (8)    Shared Voting Power ---------------------
       Each                           -----------------------------------------
    Reporting                  (9)    Sole Dispositive Power ------------------
      Person                          -----------------------------------------
      With                    (10)    Shared Dispositive Power   2,878,151
                                                               ----------------
------------------                    -----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  2,878,151
                                                                      ----------
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
          Not Applicable
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   56.3%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

CLASS A COMMON STOCK
CUSIP No. 480206-200

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BTH (U.S. Cable) Limited
         ----------------------------------------------------------------------
         Not Applicable
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
                  -------------------------------------------------------------

         (b)      [X]
                  -------------------------------------------------------------
                  -------------------------------------------------------------

(3)      SEC Use Only
                      ---------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)      AF
                                             ----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
             Not Applicable
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization     British Virgin Islands
                                               --------------------------------
         ----------------------------------------------------------------------


------------------
    Number of                  (7)    Sole Voting Power    12,782,500
      Shares                                            -----------------------
   Beneficially                       -----------------------------------------
     Owned by                  (8)    Shared Voting Power ---------------------
       Each                           -----------------------------------------
    Reporting                  (9)    Sole Dispositive Power ------------------
      Person                          -----------------------------------------
      With                    (10)    Shared Dispositive Power   12,782,500
                                                               ----------------
------------------                    -----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,782,500
                                                                      ----------
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
          Not Applicable
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   35.9%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

COMMON STOCK
CUSIP No. 480206-101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BTH (Intercable) Limited
         ----------------------------------------------------------------------
         Not Applicable
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
                  -------------------------------------------------------------

         (b)      [X]
                  -------------------------------------------------------------
                  -------------------------------------------------------------

(3)      SEC Use Only
                      ---------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)      AF
                                             ----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
             Not Applicable
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization     British Virgin Islands
                                               --------------------------------
         ----------------------------------------------------------------------


------------------
    Number of                  (7)    Sole Voting Power
      Shares                                            -----------------------
   Beneficially                       -----------------------------------------
     Owned by                  (8)    Shared Voting Power ---------------------
       Each                           -----------------------------------------
    Reporting                  (9)    Sole Dispositive Power ------------------
      Person                          -----------------------------------------
      With                    (10)    Shared Dispositive Power   2,878,151
                                                               ----------------
------------------                    -----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  2,878,151
                                                                      ----------
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
          Not Applicable
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   56.3%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

         BCI Telecom Holding Inc., a Canadian corporation, f/k/a Bell Canada International Inc. hereby amends and supplements its Report on Schedule 13D, originally filed with the Securities and Exchange Commission on April 1, 1994, as amended by Amendment No. 1 filed on June 3, 1994, as further amended by Amendment No. 2 filed on December 20, 1994 and as further amended by Amendment No. 3 filed on May 27, 1998 (as so amended, the "Schedule 13D") relating to the shares of Class A Common Stock $.01 par value (the "Class A Shares") and the Common Stock $.01 par value (the "Common Shares") of Jones Intercable, Inc., a Colorado corporation (the "Company") with its principal executive offices located at 9697 E. Mineral Avenue, Englewood, Colorado 80112.

         Unless otherwise indicated, capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Schedule 13D.

Item 1.  Security and Issuer.
         No changes.

Item 2.  Identity and Background.
         No changes.

Item 3.  Source and Amount of Funds or Other Consideration.
         The response set forth in Item 3 of the Schedule 13D is hereby supplemented as follows:

         Reference is made to (a) the Option Agreements, each as amended by Amendment No. 1 to Option Agreements dated as of August 12, 1998 (as so amended, the "Amended Option Agreements"), (b) the Purchase and Sale Agreement, as amended and restated on August 12, 1998 (the "Amended Purchase and Sale Agreement"), (c) the Shareholders Agreement, as amended by Agreement and Amendment No. 1 to Shareholders Agreement dated August 12, 1998 (the "Amended Shareholders Agreement") and (d) that certain agreement dated August 12, 1998 among Glenn R. Jones ("Jones"), Glenn Jones Grantor Business Trust, Jones International Grantor Business Trust, Jones International, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc., Jones Interdigital, Inc. and Jones Entertainment Group, Ltd (each of the foregoing entities being collectively referred to herein as the "Jones Entities") and Comcast Corporation ("Comcast") (the "Jones/Comcast Agreement" and, when taken together with the Amended Option Agreements, the Amended Purchase and Sale Agreement and the Amended Shareholders Agreement, being collectively referred to herein as the "Transaction Documents").

         As more fully described in Item 6 below, the Transaction Documents contemplate, subject to the satisfaction or waiver of certain conditions precedent, the immediate acceleration of the exercise of the Control Option and the simultaneous acquisition of the Class A Shares and the Common Shares by Comcast for aggregate consideration to BTH of $500,000,000.

Item 4.  Purpose of Transaction.
         The response set forth in Item 4 of the Schedule 13 D is hereby supplemented as follows:

         During the period beginning August 12, 1998 and ending on the later to occur of the Closing (as defined below) or the Final Purchase, as the case may be, BTH will, together with its affiliates, continue to hold sufficient shares in the Company to continue to exercise its consent rights, pre-emptive rights, rights of first refusal and other rights under the Shareholders Agreement and will do so after consultation with Comcast. BTH, after consultation with Comcast, will also continue to fulfill its obligations pursuant to the Shareholders Agreement during such period. To date, BTH has invested $286,424,250 of its total $400,000,000 commitment thereunder.

         Subject to compliance with the terms of the Transaction Documents, BTH from time to time intends to review its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, BTH will take such actions in the future as BTH may deem appropriate in light of the circumstances existing from time to time in compliance with the terms of the Transaction Documents to which it is a party. Such actions may include the acquisition of additional Class A Shares or Common Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Class A Shares or Common Shares held by BTH from time to time in the open market, in privately negotiated transactions, through a registered public offering or otherwise.

Item 5.  Interest in Securities of the Issuer.
         The response set forth in Item 5 of the Schedule 13 D is hereby supplemented as follows:

         (a) No changes.

         (b) No changes.

         (c) No transactions in Class A Shares or Common Shares have been effected during the last 60 days by BCE, BTH, US Cable or BTH Intercable (collectively, the "BTH Entities"), any other person controlling any BTH Entity or to the best of BTH's knowledge, any of the persons named in Schedule A, B, C or D hereto.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         The response set forth in Item 6 of the Schedule 13D is hereby supplemented as follows:

         On August 12, 1998, BTH, Comcast, the Company and the Jones Entities entered into the Transaction Documents which contemplate, subject to the satisfaction or waiver of certain conditions precedent, (i) the immediate exercise of the Control Option and the acquisition by Comcast of the Class A Shares and the Common Shares currently beneficially owned by BTH, (ii) the resignation of certain directors of the Company other than those certain directors mutually selected by Jones and BTH and (iii) the assignment to Comcast of BTH's rights under the Shareholders Agreement (the consummation of such transactions being referred to herein as the "Closing"). In the event that the Closing is not consummated on or prior to June 30, 1999, the Jones/Comcast Agreement will be terminated and Comcast and BTH will alternatively proceed with the Initial Purchase and the Final Purchase as more fully described in Amendment No. 3 to this Schedule 13-d filed on May 27, 1998 ("Amendment No. 3").

         During the period beginning August 12, 1998 and ending on the earlier to occur of the termination or expiration of the Jones/Comcast Agreement and the Closing, BTH's ability to exercise the Control Option will be suspended.

         The Closing is conditioned on the satisfaction or waiver of certain conditions precedent, including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of certain other governmental and franchise approvals, absence of any governmental order, injunction or applicable law prohibiting the transactions contemplated by the Transaction Documents or requiring any party to divest a material portion of its assets as a result of the consummation of the transactions, receipt of all material third party consents and approvals, truth and accuracy of certain standard representations and warranties, absence of material adverse change during the period commencing March 31, 1998 to and including the earlier to occur or the Closing, the Initial Purchase and December 31, 1998, and compliance by each party in all material respects of the covenants required of it pursuant to the Transaction Documents.

         Pursuant to the Transaction Documents and conditioned upon the consummation of the Closing, the Jones Entities, the Company and BTH have each agreed to waive and release any claims they may have against each other, except for those obligations, rights, actions, causes of action, claims, demands, damages, costs, expenses or liabilities of each such party under the Amended Option Agreements or with respect to any judgement previously obtained in any court of competent jurisdiction. Moreover, the Jones Entities, the Company, BTH, US Cable and BTH Intercable have agreed to take or to refrain from taking any and all actions necessary or advisable to seek a stay of any proceedings relating to that certain lawsuit brought by BTH against Jones Intercable, Inc., Jones International, Ltd., Jones Internet Channel, Inc. and Glenn R. Jones, which was filed before the U.S. District Court for the

District of Colorado, including the appeal of the order entered on May 5, 1998, until the earlier to occur of the Closing (at which time the parties shall dismiss the litigation with prejudice) and the expiration or termination of the Jones/Comcast Agreement.

         In the event the Closing occurs on or prior to June 30, 1999, Comcast will pay BTH $500,000,000 in cash consideration at the time of the Closing; otherwise consideration for the Initial Purchase and the Final Purchase will be made as described in Amendment No. 3.

         During the period beginning on August 12, 1998 and ending on the earlier to occur of the Closing or the Final Purchase, as the case may be, BTH and its affiliates will continue to own the Class A Shares and will continue to exercise their rights and fulfill their obligations under the Shareholders Agreement. BTH will consult with Comcast from time to time prior to exercising certain consent rights, rights of first refusal, tag-along rights, etc., held by BTH under the Shareholders Agreement as more fully described in Amendment No. 3.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit 12:    Agreement dated August 12, 1998 among
                        Comcast and the Jones Entities together with Schedules A, B, C, C-1, F and Exhibits A, C, D, E.
         Exhibit 13:    Amended and Restated Purchase and Sale
                        Agreement dated August 12, 1998 among
                        Comcast, BTH, US Cable and BTH Intercable together with Schedules 3.8, 3.10, 7.3 and F.
         Exhibit 14:    Amendment No. 1 to Option Agreements
                        dated August 12, 1998 among Jones
                        International Grantor Business Trust, Glenn
                        Jones Grantor Business Trust, Jones
                        International, Ltd., Jones Space Segment,
                        Inc., Jones Global Group, Inc., Jones
                        Interdigital, Inc., Jones Entertainment
                        Group, Ltd. and Bank of New York, as
                        successor to Morgan Guaranty Trust Company of New York and as agent for BTH and Comcast together with Schedule F.
         Exhibit 15: Agreement and Amendment No. 1 to Shareholders Agreement dated August 12, 1998 between the Jones Entities, the Company, BTH, US Cable and BTH Intercable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 12, 1998                        BCI TELECOM HOLDING INC.


                                       By:    /s/ Martine Turcotte
                                              ------------------------------
                                       Name:  Martine Turcotte
                                       Title: Assistant Corporate Secretary

                                                                    SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            BCI TELECOM HOLDING INC.


                  The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCI Telecom Holding Inc. ("BTH") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de La Gauchetiere Ouest, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8. Unless otherwise indicated, each individual's principal occupation and address refers to such individual's title and address at BTH.


Directors and Officers               Principal Occupation and Address                                  Citizenship
       of BTH
----------------------               --------------------------------                                  -----------

William D. Anderson                  Senior Vice President, Finance                                     Canadian
Director/                            BCE Inc.
Chief Financial Officer              1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

Derek H. Burney                      Chairman and Chief Executive Officer                               Canadian
Director/ President and              Bell Canada International Inc.
Chief Executive Officer

Josef J. Fridman                     Chief Legal Officer                                                Canadian
Director/                            BCE Inc.
Corporate Secretary                  1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

David G. Masse                       Assistant Corporate Secretary                                      Canadian
Assistant Corporate Secy.            BCE Inc.
                                     1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

Jean C. Monty                        President and Chief Executive Officer                              Canadian
Director                             BCE Inc.
                                     1000, rue de la Gauchetiere West, Bureau 3800
                                     Montreal, Quebec, Canada H3B 4Y7

Martine Turcotte                     Vice President, Law and Corporate Secretary                        Canadian
Assistant Corporate Secy.            Bell Canada International Inc.

Siim A. Vanaselja                    Executive Vice President and Chief Financial                       Canadian
Director /Vice President             Officer
                                     Bell Canada International Inc.


Directors and Officers               Principal Occupation and Address                                  Citizenship
       of BTH
----------------------               --------------------------------                                  -----------

Lynton R. Wilson                     Chairman of the Board                                              Canadian
Director / Chairman of the           BCE Inc.
Board                                1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

                                                                     SCHEDULE B

                        DIRECTORS AND EXECUTIVE OFFICERS
                            BTH (U.S. CABLE) LIMITED


                  The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BTH (U.S. CABLE) LIMITED ("US Cable") are set forth below. If no business address is given the director's or officer's business address is Arawak Trust Company Limited, Main Street, Road Town, Tortola, British Virgin Islands.



Directors and Officers                Principal Occupation and Address                                  Citizenship
      of US Cable
----------------------                --------------------------------                                  -----------

Christopher S. McKenzie               Attorney                                                           British
Director and President                Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

Roger J. Harris                       Retired                                                           Canadian
Director

Derek H. Burney                       Chairman and Chief Executive Officer                              Canadian
Director                              Bell Canada International Inc.
                                      1000, rue de la Gauchetiere West, Bureau 1100
                                      Montreal, Quebec, Canada H3B 4Y8

Anthony G. Lynton                     Attorney                                                          Barbadian
Secretary                             Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

                                                                  SCHEDULE C

                        DIRECTORS AND EXECUTIVE OFFICERS
                            BTH (INTERCABLE) LIMITED


                  The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BTH (INTERCABLE) LIMITED ("BTH Intercable") are set forth below. If no business address is given the director's or officer's business address is Arawak Trust Company Limited, Main Street, Road Town, Tortola, British Virgin Islands.



Directors and Officers                Principal Occupation and Address                                  Citizenship
  of BTH Intercable
----------------------                --------------------------------                                  -----------

Christopher S. McKenzie               Attorney                                                           British
Director and President                Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

Roger J. Harris                       Retired                                                           Canadian
Director

Derek H. Burney                       Chairman and Chief Executive Officer                              Canadian
Director                              Bell Canada International Inc.
                                      1000, rue de la Gauchetiere West, Bureau 1100
                                      Montreal, Quebec, Canada H3B 4Y8

Anthony G. Lynton                     Attorney                                                          Barbadian
Secretary                             Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands


                                                                     SCHEDULE D

                        DIRECTORS AND EXECUTIVE OFFICERS
                                    BCE INC.


                  The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Inc. ("BCE") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless otherwise indicated, each individual's principal occupation and address refers to such individual's title and address at BCE.



Directors and Officers                 Principal Occupation and Address                                  Citizenship
  of BCE
----------------------                 --------------------------------                                  -----------

William D. Anderson                                                                                      Canadian
Chief Financial Officer

Ralph M. Barford                       President                                                         Canadian
Director                               Valleydene Corporation Limited
                                       20 Eglinton Avenue W., Suite 1903
                                       Toronto, Ontario, Canada M4R 1K8

Michael Conway                                                                                           Canadian
Vice-President Special
Reports

Richard J. Currie                      President                                                         Canadian
Director                               George Weston Limited
                                       22 St. Clair Avenue East, Suite 2001
                                       Toronto, Ontario Canada M4T 2S7

Josef J. Fridman                                                                                         Canadian
Chief Legal Officer

Donna Soble Kaufman                    Lawyer and Corporate Director                                     Canadian
Director                               2 St. Clair Avenue East
                                       Suite 800
                                       Toronto, Ontario M4T 2T5

Pierre N. Lessard                                                                                        Canadian
Vice-President and Treasurer

Directors and Officers                 Principal Occupation and Address                                  Citizenship
       of BCE
----------------------                 --------------------------------                                  -----------

Brian M. Levitt                        President and Chief Executive Officer                             Canadian
Director                               Imasco Limited
                                       600, Boul. de Maisonneuve ouest, 19e etage
                                       Montreal, Quebec, Canada H3A 3K7

Gerald J. Maier                        Chairman Emeritus                                                 Canadian
Director                               TransCanada PipeLines Limited
                                       3400, 237 Fourth Avenue S.W.
                                       Calgary, Alberta, Canada T2P 5A4

John H. McArthur                       Dean Emeritus                                                     Canadian
Director                               Harvard Univ. Graduate School of Business
                                       Administration
                                       Soldiers Field
                                       Boston, MA 02163   USA

Jean C. Monty, President and                                                                             Canadian
Chief Executive Officer

James E. Newall                        Chairman                                                          Canadian
Director                               Newall & Associates
                                       2015 Bankers Hall
                                       855- 2nd Street S.W.
                                       Calgary, Alberta, Canada T2P 4J7

Peter J. M. Nicholson                                                                                    Canadian
Exec. Vice-President,
Corporate Strategy

Barry W. Pickford                                                                                        Canadian
Vice-President, Taxation

Marc J. Ryan                                                                                             Canadian
Vice-President, Associate
General Counsel and
Corporate Secretary

Guy Saint-Pierre                       Chairman of the Board                                             Canadian
Director                               Groupe SNC-Lavalin Inc.
                                       455, Boul. Rene-Levesque ouest, 21e etage
                                       Montreal, Quebec, Canada H2Z 1Z3


Directors and Officers                 Principal Occupation and Address                                  Citizenship
       of BCE
----------------------                 --------------------------------                                  -----------

Peter M. Sharpe                                                                                          Canadian
Vice-President,
Corporate Services

Lynton R. Wilson                                                                                         Canadian
Director /
Chairman of the Board

Jeannine Guillevin Wood                Chairman of the Board                                             Canadian
Director                               Banque Laurentienne du Canada
                                       1980 Avenue McGill College, 20e etage
                                       Montreal, Quebec, Canada H3A 3K3

Victor L. Young                        Chairman and Chief Executive Officer                              Canadian
Director                               Fishery Products International Limited
                                       70 O'Leary Avenue
                                       P.O. Box 550
                                       St. John's, Newfoundland, Canada A1C 5L1

                                                                     EXHIBIT 12

          AGREEMENT DATED AUGUST 12, 1998 AMONG COMCAST AND THE JONES
                                    ENTITIES

                                                                  Execution Copy
                                    AGREEMENT

         This AGREEMENT is entered into as of August 12, 1998, by and among Comcast Corporation, a Pennsylvania corporation ("Comcast") and Mr. Glenn R. Jones ("Jones"), Jones International, Ltd. ("International"), Glenn Jones Grantor Business Trust (the "Jones Trust"), Jones International Grantor Business Trust (the "JI Trust", and together with the Jones Trust, the "Trusts"), Jones Space Segment, Inc. ("Space"), Jones Global Group, Inc. ("Global"), Jones Interdigital, Inc. ("Interdigital"), Jones Entertainment Group, Ltd. ("Entertainment" and together with Jones, International, the Trusts, Space, Global and Interdigital, the "Jones Entities").

         WHEREAS, certain of the Jones Entities and The Bank of New York, as successor agent to Morgan Guaranty Trust Company of New York, as agent for BCI Telecom Holding Inc., a Canadian corporation f/k/a/ Bell Canada International Inc. ("BTH") and BTH (Intercable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI VI Limited ("BTH Intercable"), as assignee of BTH, have entered into certain option agreements each dated as of December 20, 1994 and amended as of the date hereof (the "Option Agreements"), granting an option (the "Control Option") to purchase the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Jones Intercable, Inc. (the "Company") owned beneficially or of record by the Jones Entities (the "Control Shares");

         WHEREAS, the Company, Jones, International and BTH are parties to a certain Shareholders Agreement originally dated as of December 20, 1994 providing for certain rights and obligations regarding their relationships (the "Original Shareholders Agreement");

         WHEREAS, Comcast, BTH, BTH Intercable and BTH (US Cable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI III Limited ("US Cable" and together with BTH and BTH Intercable the "BTH Entities") have entered into a Purchase and Sale Agreement, dated as of May 22, 1998, providing, among other things, for the acquisition by Comcast of the Control Shares at such time that certain of the BTH Entities (or their agents) are entitled to acquire the Control Shares pursuant to the Control Option (the "Original Comcast/BTH Agreement");

         WHEREAS, conditioned on the terms hereof, the Jones Entities and Comcast desire to expedite the consummation of the transactions contemplated by the Option Agreements;

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Jones Entities and certain of the BTH Entities are amending the Option Agreements which amendments provide for the immediate acceleration of the exercise of the Control Option and the ultimate acquisition of the Control Shares by Comcast;

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, Jones, International and BTH have entered into an agreement of even date herewith providing for the amendment of certain rights and obligations of the parties under the Original Shareholders Agreement (the Original Shareholders Agreement as so amended, the "Shareholders Agreement"), and the other Jones Entities and BTH Entities have also entered into such agreement of even date herewith to provide for the mutual release, effective as of the Closing Date, of certain claims each of the Jones Entities, the Company and the BTH Entities may have against each other.

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, Comcast and the BTH Entities have entered into an amendment to the Original Comcast/BTH Agreement amending, among other things, the timing of the "Initial Closing" and "Final Closing" and providing for the "Simultaneous Closing" (as such terms are defined in the Comcast/BTH Agreement) of the transactions contemplated by the Comcast/BTH Agreement, which Simultaneous Closing shall occur on the same date as the Closing (as defined below) (the Original Comcast/BTH Agreement as so amended, the "Comcast/BTH Agreement"); and

         WHEREAS, Comcast and the Jones Entities desire to set forth their agreement regarding certain matters relating to the transactions contemplated by the amendments to the Option Agreements, the Comcast/BTH Agreement and the Shareholders Agreement;

         THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows.

                  1.       Closing.

                           (a) The closing of the transactions contemplated
hereby (the "Closing") shall take place on the same date as the Simultaneous Closing at the offices of Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103 as soon as is reasonably practicable after the date on which the conditions specified in Sections 3 and 4 shall be fulfilled or waived. The date on which the Closing occurs is sometimes referred to herein as the "Closing Date". Comcast shall notify to the extent possible the Jones Entities of the expected Closing Date no less than three days prior to the Closing Date.

                           (b) At the Closing, the parties agree that the
following events shall occur in the following sequence:

                                    (i) The directors of the Company other than
the Joint Nominees (as defined in the Shareholders Agreement) shall resign seriatim and the remaining directors shall appoint individuals designated by Comcast to fill the vacancies created thereby.

                                    (ii) The purchase and sale of the Control
Shares shall occur (the "Option Closing").

                                    (iii) The Simultaneous Closing shall occur.

                           (c) If the Option Closing and the Simultaneous
Closing under the Comcast/BTH Agreement shall not have occurred on the Closing Date, then all of the transactions and agreements to be effected at the Closing shall be rescinded and deemed not to have occurred.

                  2.       Initial Consideration.

                           (a) In consideration for the Jones Entities entering
into this Agreement, Comcast agrees that, on the date that the Jones Entities pledge the Pledged Shares (as defined herein) pursuant to Section 9(e) hereof, it will deposit with International $50,000,000 in cash (the "Initial Consideration") by wire transfer of immediately available funds to a bank account designated by International. The parties acknowledge and agree that the Initial Consideration, together with interest thereon, shall be a credit against the aggregate Purchase Price (as such term is defined in the Option Agreements) required to be paid upon the closing of the purchase and sale of all of the Optioned Shares, as more fully described in the Option Agreements.

                           (b) In the event that this Agreement is terminated
for any reason other than pursuant to Section 16(c) hereof or the Closing fails to occur on the Closing Date for any reason other than as set forth in Section 16(c), the Jones Entities agree to pay to Comcast, upon delivery by any Jones Entity of any notice of termination or upon demand by Comcast, an amount equal to the Initial Consideration plus interest calculated at the Applicable Rate from the date the Initial Consideration is deposited with the Jones Entities to and including the date the Jones Entities repay such Initial Consideration. "Applicable Rate" means an interest rate per annum at which deposits in United States dollars appears on page 3750 (or any successor page thereto) of the Dow Jones Telerate Screen for a ninety day period, plus 1/2%. The Applicable Rate for any period shall be determined as of the date the Initial Consideration is deposited with the Jones Entities, and shall be adjusted quarterly on the first business day of each January, April, July and October through the date the Jones Entities repay the Initial Consideration (or the Initial Consideration is credited against the Purchase Price payable in respect of the Optioned Shares pursuant to the Option Agreements).

                           (c) In the event that this Agreement is validly
terminated by the Jones Entities pursuant to Section 16(c) hereof or the Closing fails to occur on the Closing Date for the reason set forth in Section 16(c), the parties agree that the damages suffered by the Jones Entities would be speculative and difficult to measure and, therefore, the Jones Entities shall be entitled to retain the Initial Consideration (together with any interest earned thereon by the Jones Entities) as liquidated damages and a sole remedy for Comcast's breach of its obligations under this Agreement; provided however, that nothing contained in this clause (c) shall preclude the Jones Entities from seeking specific performance of Comcast's obligations hereunder prior to the termination of this Agreement.

                           (d) The Jones Entities shall be entitled to retain
the Initial Consideration (together with any interest earned thereon by the Jones Entities) upon consummation of the purchase and sale of the Optioned Shares.

                  3. Conditions to the Obligations of Comcast. The obligation of Comcast to take any action required to be taken by Comcast at or following the Closing shall be subject to the fulfillment or waiver of each of the following conditions:

                           (a) The waiting period (including any extension
thereof resulting from additional inquiries, if any) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the consummation of the transactions contemplated hereby (including the consummation of the exercise of the Control Option and the Simultaneous Closing under the Comcast/BTH Agreement) shall have expired or been earlier terminated.

                           (b) All authorizations, consents, approvals or other
actions by, in respect of or filings with any Governmental Authority in the United States, England or Spain, or any other country where any Intercable Group Entity conducts material business required (including the obtaining of any approvals from Franchise Authorities) to permit the consummation of the transactions contemplated hereby shall have been taken or obtained, as the case may be, and shall be in full force and effect; provided that if all authorizations, consents and approvals from applicable Franchise Authorities necessary to effect the change of control of the Franchises (i) relating to the Franchises (whether in Owned Systems or Managed Systems) set forth on Schedule F, (ii) relating to Franchises in Managed Systems which, as of the Closing Date, are subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed System to a Person other than the Company (or its wholly owned Subsidiaries), and (iii) relating to Franchises with not less than 10,000 basic subscribers in Systems (whether Owned Systems or Managed Systems) acquired by any Intercable Group Entity (except for Managed Systems which, as of the Closing Date, are subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed System to the Company or one of its wholly owned Subsidiaries) after the date hereof (the "Required Franchise Approvals") shall have been so obtained, be in effect and not be subject to withdrawal or appeal then the condition contained in this paragraph (b) shall be deemed to be fulfilled as it relates to authorizations, consents or approvals from applicable Franchise Authorities on the date on which all of the Required Franchise Approvals are so obtained and are in effect and not subject to withdrawal or appeal and provided further that this condition shall not be satisfied if any Required Franchise Approval shall not have been obtained.

                           (c) There shall not then be in effect any applicable
law, rule or regulation or any judgment, injunction, order or decree that has one or more of the effects described in clauses (i), (ii) or (iii) of the following paragraph (d); provided that if after the date hereof Comcast or any of its Affiliates enters into a new line of business and at such time there is a law, rule or regulation that has, or is reasonably expected to have, one or more of such effects, then this paragraph (c) will not apply to any such law, rule or regulation.

                           (d) There shall not then be instituted or pending any
action or proceeding before any federal or state court or other Governmental Authority brought by a Governmental Authority challenging the consummation of the transactions contemplated hereby or seeking to (i) prevent Comcast from consummating the transactions contemplated hereby, including exercising (or directing BTH Intercable (or its Affiliates and agents) to exercise) the Control Option or prevent BTH Intercable (or its Affiliates and agents) from exercising the Control Option, (ii) require Comcast to divest, or otherwise limit Comcast's ability to exercise full rights of ownership over the Control Option or the Optioned Shares or any shares of capital stock of the Company owned by Comcast, BTH, BTH Intercable or their respective Affiliates, or (iii) require, after the exercise of the Control Option, Comcast or the Intercable Group to divest any material business or assets or which would impose a material limitation on the conduct of Comcast's or the Intercable Group's business; provided that if after the date hereof Comcast or any of its Affiliates enters into a new line of business and at such time there is a law, rule or regulation that has, or is reasonably expected to have, one or more of the foregoing effects, then this paragraph (d) will not apply to actions or proceedings that seek to enforce such law, rule or regulation.

                           (e) The Intercable Group Entities shall have received
all material third party consents required to be obtained in connection with the Closing (including all consents required under any loan or security agreement, indenture or other agreement in respect of borrowed funds to which any Intercable Group Entity is a party and waivers of all purchase rights or rights of first offer or rights of first refusal triggered by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby held by any Franchise Authority, or other third party in respect of any Franchise of the Intercable Group Entities but excluding consents from Franchise Authorities necessary to effect the change of control of the Franchises held by Intercable Group Entities), in each case in form and substance reasonably satisfactory to Comcast.

                           (f) Each of the covenants and agreements to be
performed by the Jones Entities under this Agreement at or prior to the Closing shall have been duly performed in all material respects.

                           (g) Each of the representations and warranties of the
Jones Entities contained in this Agreement shall, in the case of those representations and warranties that are not qualified by materiality, be true, complete and correct in all material respects, and in the case of those representations and warranties that are qualified by materiality shall be true, complete and correct in all respects, as of each of (i) the date of this Agreement and (ii) unless otherwise specified as having been made as of a specific date, the Closing Date, in each case as though newly made at such time.

                           (h) Within forty-five (45) days of the date hereof,
the Company shall have amended the Severance Plan adopted by the Board of Directors on August 11, 1998, so that such Severance Plan conforms to the requirements of Schedule B.

                           (i) The Simultaneous Closing shall have occurred on
the Closing Date.

                  4. Conditions to the Obligations of the Jones Entities. The obligations of the Jones Entities to take any action required by them at or following the Closing shall be subject to the fulfillment or waiver of each of the following conditions:

                           (a) The waiting period (including any extension
thereof resulting from additional inquiries, if any) under the HSR Act applicable to the consummation of the transactions contemplated hereby (including the consummation of the exercise of the Control Option and the Simultaneous Closing under the Comcast/BTH Agreement) shall have expired or been earlier terminated.

                           (b) There shall not then be in effect any applicable
law, rule or regulation or any judgment, injunction, order or decree that would prevent the Jones Entities from consummating the transactions contemplated hereby.

                           (c) Each of the covenants and agreements to be
performed by Comcast hereunder at or prior to the Closing shall have been duly performed in all material respects.

                           (d) Each of the representations and warranties of
Comcast contained in this Agreement shall, in the case of those representations and warranties that are not qualified by materiality, be true, complete and correct in all material respects, and in the case of those representations and warranties that are qualified by materiality shall be true, complete and correct in all respects, as of each of (i) the date of this Agreement and (ii) unless otherwise specified as having been made as of a specific date, the Closing Date, in each case as though newly made at such time.

                           (e) The Simultaneous Closing shall have occurred on
the Closing Date.

                  5. Representations and Warranties of the Jones Entities. Each Jones Entity jointly and severally represents and warrants to Comcast that, as of the date hereof and the Closing Date (except for the representations contained in Section 5(d) and clause (ii) of Section 5(e) which representation is made only as of the date hereof):

                           (a) Such Jones Entity is the sole record and
beneficial owner of the Optioned Shares and the shares of Class A Stock, par value $.01 per share of the Company (the "Class A Shares") set forth opposite its name on Schedule A free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind ("Liens") (other than the Option Agreements and the Shareholders Agreement) and any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of or transfer any Optioned Share or Class A Share), other than offer and sale restrictions imposed by securities laws and the Shareholders Agreement. At the Closing, each Jones Entity will convey good and valid title to the Optioned Shares set forth opposite its name on Schedule A free and clear of any Lien and any such limitation or restriction (other than offer and sale restrictions imposed by securities laws).

                           (b) Such Jones Entity has been duly organized, and is
validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

                           (c) The execution, delivery and performance by each
Jones Entity of this Agreement are within such Jones Entity's power and have been duly authorized by all necessary action on the part of such Jones Entity. This Agreement has been duly executed and delivered by each Jones Entity, and assuming the accuracy of Comcast's representations and warranties contained herein, is a valid and binding agreement of such Jones Entity.

                           (d) Assuming the accuracy of Comcast's
representations and warranties contained herein, the execution, delivery and performance by each Jones Entity of this Agreement requires no action by any Jones Entity or any Intercable Group Entity in respect of, or filing by any Jones Entity or any Intercable Group Entity with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and
(ii) actions or filings with Franchise Authorities and the Federal Communications Commission and (iii) any such action or filing as to which the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations, properties or condition (financial or otherwise) of any Intercable Group Entities taken as a whole or the ability of such Jones Entity to consummate the transactions contemplated hereby or perform its obligations hereunder.

                           (e) The execution, delivery and performance by each
Jones Entity of this Agreement do not: (i) violate its articles of incorporation or trust, bylaws or similar organizational documents, (ii) assuming the accuracy of Comcast's representations and warranties herein violate any applicable law, rule, regulation, judgment, injunction, order or decree binding on such Jones Entity or any Intercable Group Entity, (iii) assuming the accuracy of Comcast's representations and warranties herein, require any consent or other action by any Person under, or constitute a default under, any material agreement or other instrument binding upon such Jones Entity or any Intercable Group Entity, (iv) result in the creation or imposition of any Lien on any material asset of such Jones Entity or any Intercable Group Entity, or (v) require any consent or other action by any Person under, or constitute a default under, (x) any agreement or other instrument binding upon any Intercable Group Entity providing for the sale of a Managed System to a Person other than the Company or its wholly owned Subsidiaries or (y) any Partnership Agreement or similar organizational document of any Cable Partnership, except in the case of clauses (ii), (iii) and (iv), to the extent that any such violation, failure to obtain any such consent or other action, default, right, loss or Lien would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations, properties or financial condition of such Intercable Group Entities taken as a whole or the ability of such Jones Entity to consummate the transactions contemplated hereby or perform its obligations hereunder and except in the case of clauses (ii) and
(iii), actions and consents required under the HSR Act and the Communications Act of 1934, as amended, and in respect of Franchises, loan and lease agreements and other agreements and instruments customarily entered into by cable operators in the ordinary course of business, including agreements with utilities, programming agreements and retransmission consent agreements.

                           (f) There is no investment banker, broker, finder or
other intermediary which has been retained by or is authorized to act on behalf of any Jones Entity or its Affiliates who might be entitled to any fee or commission from Comcast or any Intercable Group Entity in connection with the transactions contemplated by this Agreement.

                           (g) Options to purchase no more than 1,353,083 shares
of Class A Common Stock of the Company are outstanding and there are no options outstanding to purchase any shares of Common Stock of the Company. The Company has not granted any options to purchase either Class A Common Stock or Common Stock since July 28, 1997.

                  6. Representations and Warranties of Comcast. Comcast represents and warrants to the Jones Entities that, as of the date hereof and the Closing Date (except for the representation contained in Section 6(c) and clause (ii) of Section 6(d) which representation is made only as of the date hereof):

                           (a) Comcast has been duly organized, and is validly
existing and in good standing under the laws of the jurisdiction of its incorporation and has all powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

                           (b) The execution, delivery and performance by
Comcast of this Agreement are within Comcast's power and have been duly authorized by all necessary action on the part of Comcast. This Agreement has been duly executed and delivered by Comcast, and assuming the accuracy of the representations and warranties of the Jones Entities contained herein, is a valid and binding agreement of Comcast.

                           (c) Assuming the accuracy of the Jones Entities'
representations and warranties contained herein, the execution, delivery and performance by Comcast of this Agreement requires no action by Comcast in respect of, or filing by Comcast with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (ii) filings with respect to Franchises of the Intercable Group Entities and (iii) any such action or filing as to which the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Comcast to consummate the transactions contemplated hereby or perform its obligations hereunder.

                           (d) The execution, delivery and performance by
Comcast of this Agreement does not: (i) violate its articles of incorporation or bylaws, (ii) assuming the accuracy of the representations and warranties of the

Jones Entities contained herein, violate any applicable law, rule, regulation, judgment, injunction, order or decree binding on Comcast, (iii) assuming the accuracy of the representations and warranties of the Jones Entities contained herein, and assuming that the Intercable Group Entities have all powers, licenses, authorizations, permits, consents and approvals required to carry on their businesses as now conducted, require any consent or other action by any Person under, or constitute a default under, any material agreement or other instrument binding upon Comcast, or (iv) result in the creation or imposition of any Lien on any material asset of Comcast, except in the case of clauses (ii),
(iii) and (iv), to the extent that any such violation, failure to obtain any such consent or other action, default, right, loss or Lien would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Comcast to consummate the transactions contemplated hereby or perform its obligations hereunder.

                           (e) There is no investment banker, broker, finder or
other intermediary which has been retained by or is authorized to act on behalf of Comcast or its Affiliates who might be entitled to any fee or commission from any Jones Entity or any Intercable Group Entity in connection with the transactions contemplated by this Agreement.

                  7. Reasonable Best Efforts; Further Assurances. Comcast and the Jones Entities will each execute and deliver or cause to be executed and delivered all further documents and instruments and use their reasonable best efforts to secure such consents and take, or cause to be taken, all such further action and to do, or cause to be done, all things as may be reasonably necessary in order to consummate the transactions contemplated hereby or to enable Comcast to enjoy all of the benefits and rights incident to the ownership of the Control Shares. Comcast and the Jones Entities shall each use their reasonable best efforts to, and the Jones Entities shall use their reasonable best efforts to cause the Intercable Group Entities to, cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from any third party, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers, including making such filings on FCC Form 394 ("394 Filings") as may be necessary to obtain the required authorizations, consents and approvals from the applicable Franchise Authorities relating to the Franchises held by the Intercable Group Entities; provided that no such 394 Filings shall be required to be filed prior to November 1, 1998 with respect to Franchises relating to Managed Systems, which, on the date hereof, are and thereafter remain subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed System to a Person other than the Company (or its wholly-owned Subsidiaries). In connection with the foregoing, Comcast may also seek that any such actions, consents, approvals or waivers include the immediate transfer on the Closing Date of the Control Shares by Comcast to Comcast Cable Communications, Inc., a wholly-owned subsidiary of Comcast and the parent company of Comcast's cable division. Comcast and the Jones Entities shall use their reasonable best efforts to, and the Jones Entities shall use their reasonable best efforts to cause the Intercable

Group Entities to, each make an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than ten business days from the date hereof; and each such filing shall request early termination of the waiting period imposed by the HSR Act. Comcast and the Jones Entities shall not be required to agree to any consent decree or order in connection with any objections of the Department of Justice or the Federal Trade Commission to the transactions contemplated by this Agreement.

                  8.       Covenants and Agreements of Comcast.

                           (a) (i) On the Closing Date, Comcast agrees to enter
into, or cause one or more of its appropriate Affiliates to enter into an agreement with Knowledge TV, Inc. ("KTV") in the form of Exhibit D attached hereto.

                                    (ii) On the Closing Date, Comcast agrees to
enter into, or cause one or more of its appropriate Affiliates to enter into (x) an amendment to that certain Affiliate Agreement dated December 10, 1997, between Comcast and Great American Country, Inc. ("GAC"), which amendment shall be in the form of Exhibit A attached hereto, and shall provide for the elimination of the current incremental service subscriber launch commitment and
(y) an agreement with GAC in the form of Exhibit E attached hereto.

                           (b) Comcast acknowledges effective as of and
conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing the existence of (i) that certain lease (the "Lease"), dated November 30, 1989, by and between the Company and Jones Properties, Inc. (the "Landlord"), together with that certain Sublease, dated December 1, 1994 between the Company and Jones International, Ltd., (ii) that certain Services Agreement, dated June 9, 1994, by and between the Company and Jones Interactive, Inc., (iii) that certain Amended and Restated Jones Infomercial Networks, Inc. Affiliate Agreement, dated as of August 1, 1994, by and between Jones Infomercial Networks, Inc. and the Company, (iv) that certain Galactic Radio Affiliate Agreement, dated as of May 1, 1990, by and between Galactic Radio, Inc. and Jones Programming Services, Inc., (v) the KTV and GAC Agreements (as defined herein), and (vi) the transactions, agreements and/or arrangements as described in the Company's Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K") (the matters listed in clauses (i) through (vi), the "Existing Related Party Agreements") and that such Existing Related Party Agreements are binding obligations of the Company except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar laws affecting the enforcement of creditor's rights generally and by the effect of general principles of equity (regardless of whether asserted in a proceeding at law or in equity). Comcast agrees effective as of and conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing that it shall not assert directly or indirectly in any claim, suit or action or otherwise, the invalidity or unenforceability, in whole or in part, of any Existing Related Party Agreement.

                           (c) Comcast, on behalf of itself and its Affiliates,
effective as of and conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing, (i) waives and releases the Jones Entities, their Affiliates and their Affiliates' employees, officers, directors, shareholders and their predecessors, successors and assigns from any obligations, actions, causes of action, demands, damages, costs, expenses and liabilities whatsoever at law or in equity known or unknown, fixed or contingent ("Claims") which Comcast and its Affiliates ever had, now has or which their successors or assigns can, shall or may have against them and (ii) agrees not to cause any Intercable Group Entity to assert any Claims against them, in the case of both (i) and (ii) arising from (x) the adoption of the proposed resolutions set forth on Schedules B or C, (y) any transaction or agreement between any Jones Entity or an Affiliate thereof and any Intercable Group Entity consummated or terminated prior to and no longer in effect as of the date hereof and (z) arising from the Existing Related Party Agreements. In the event this Agreement is terminated the execution and delivery of this Agreement including this
Section 8(c) shall not be deemed a waiver by Comcast of each Claim which it may have against any of the Jones Entities.

                           (d) Comcast agrees that, for six years after the
Closing, it shall use its reasonable best efforts to cause the Company not to amend, repeal or otherwise modify any rights to indemnification by the Company which exist as of the Closing Date in favor of each present and former director, officer, employee or agent of the Company under the Company's articles of incorporation or bylaws, in each case as in effect on the date of this Agreement, in any manner that would adversely affect the rights of individuals who, at any time prior to the Closing, were directors, officers or employees of the Company to receive indemnification under the Company's articles of incorporation and bylaws for actions occurring prior to the Closing. Comcast shall use its reasonable best efforts to cause the Company to maintain in effect for six years from the Closing Date, if available, the current directors' and officers' liability insurance policies maintained by the Company covering those persons and positions who are currently covered by such policies (provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less favorable) with respect to matters occurring prior to the Closing Date; provided, however, that in no event shall Comcast be required to use its reasonable best efforts to cause the Company to expend pursuant to this paragraph (e) more than an amount per year equal to one hundred fifty percent (150%) of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Company would be required to expend more than one hundred fifty percent (150%) of current annual premiums, Comcast shall use its reasonable best efforts to cause the Company to obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to one hundred fifty percent (150%) of current annual premiums.

                           (e) Comcast agrees that (i) it shall perform its
obligations under the Comcast/BTH Agreement; (ii) it shall not, without the written consent of the Jones Entities, amend the Comcast/BTH Agreement to add any additional conditions to the obligations of the parties to the Comcast/BTH

Agreement to consummate the Simultaneous Closing or otherwise adversely affect in a material way the right or ability of any party thereto to consummate the Closing or the Simultaneous Closing; and (iii) it shall enforce vigorously any rights it may have against the BTH Entities in respect of any breach by them of their obligations under the Comcast/BTH Agreement, including seeking specific performance by the BTH Entities of their obligations thereunder.

                           (f) Comcast agrees that it shall pay to
International, at the Closing, a fee of $1,500,000 on account of financial advisory, brokerage and consulting services performed by International for the Company.

                  9.       Covenants and Agreements of the Jones Entities.

                           (a) At the Closing (but in any event prior to the
closing of the purchase and sale of the Optioned Shares, Jones agrees to resign as a director, and Jones and International agree to cause each of the other Jones Nominees (as such term is defined in the Shareholders Agreement) to resign, seriatim from the Company's board of directors and to designate as Jones Nominees such persons as may be selected by Comcast and the Jones Entities agree to vote in favor of and Jones and International agree to cause the other Jones Nominees, subject to their fiduciary duties as provided in Section 2.4(b) of the Shareholders Agreement, to vote in favor of electing such individuals designated by Comcast to fill the vacancies created by such resignations and by the resignations of the Investor Nominees (as such term is defined in the Shareholders Agreement) pursuant to the Comcast/BTH Agreement. The Jones Entities agree to follow Comcast's direction with respect to the sequence of such resignations and the filling of such vacancies.

                           (b) The Jones Entities agree that to the extent the
Company does not adopt any of the proposed resolutions set forth on Schedule C hereto prior to the Closing, then following the Closing, the Jones Entities may offer the Company the opportunity to enter into (and Comcast agrees to use its reasonable best efforts after the Closing to cause the Company to consider promptly and in any event within 30 days after receipt of such offer) the same transactions with the Jones Entities as are authorized by such proposed resolution; provided that the Jones Entities shall, following the Closing, offer such opportunity to the Company with respect to those resolutions so indicated on Schedule C. The Jones Entities agree that any such offer shall remain open for at least 30 days following the Closing.

                           (c) Each of the Jones Entities on behalf of itself
and each of its Affiliates (the "Releasing Parties"), effective as of and conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing, releases and forever holds harmless, and waives and relinquishes from and against all obligations, actions, causes of action, claims, demands, damages, costs, expenses and liabilities whatsoever, at law or in equity, known and unknown, fixed or contingent which the Releasing Parties ever had, now have or which their predecessors, successors, assigns, heirs, executors and administrators hereafter can, shall or may have against (i) each of the BTH Entities and (ii) Comcast and, in the case of both (i) and (ii), their Affiliates, and their (and their Affiliates') officers, directors, employees, shareholders and their predecessors, successors or assigns on account of or arising out of (A) any matter, cause or thing whatsoever relating to the execution and delivery of the Comcast/BTH Agreement and the consummation of the transactions contemplated thereby; and (B) the BTH Entities having provided to Comcast any information received by them or the Investor Nominees. In the event that this Agreement is terminated the execution and delivery of this Agreement including this Section 9(c) shall not be deemed to be a waiver by the Jones Entities of any claim they may have against Comcast arising out of or related to the execution, delivery or performance of the Comcast/BTH Agreement.

                           (d) In consideration of Comcast's execution and
delivery of this Agreement and the Comcast/BTH Agreement, the Jones Entities agree to take any and all actions and refrain from taking any and all actions and to use their reasonable best efforts to cause the Company to take any and all actions and refrain from taking any and all actions necessary or advisable to seek a stay any proceedings relating to that certain lawsuit brought by BTH against Jones Intercable, Inc., Jones International, Ltd., Jones Internet Channel, Inc. and Glenn R. Jones, which was brought before the U.S. District Court for the District of Colorado (the "Litigation"), including, without limitation, any hearings or proceedings relating to any damage claims relating to the subject matter of the Litigation and the appeal of the order entered on May 5, 1998 until the first to occur of (i) the date on which both the Closing and the Simultaneous Closing shall have occurred or (ii) the termination of this Agreement as provided in Section 16 hereof and, effective as of the Closing Date, to release any and all claims which they may have against the BTH Entities and their Affiliates in respect of the Litigation on the terms and conditions set forth in the Agreement and Amendment No. 1 to Shareholders Agreement of even date herewith.

                           (e) The Jones Entities agree, as a condition to
Comcast's obligation to deliver the Initial Consideration, to pledge 2,000,000 Class A Shares owned by the Jones Entities as of the date hereof (the "Pledged Shares") to Comcast to secure the repayment of the Initial Consideration pursuant to Section 2(b). The Jones Entities shall pledge the Pledged Shares by delivering them to Comcast and executing and delivering to Comcast a pledge agreement containing the same terms as are contained in the pledge agreement in the form attached as Exhibit C (the "Pledge Agreement"). Comcast agrees to terminate its security interest in and release the Pledged Shares to the Jones Entities upon the earliest to occur of (i) the Closing, (ii) the valid termination of this Agreement pursuant to Section 16(c) hereof or (iii) repayment to Comcast of the Initial Consideration plus interest as provided in
Section 2(b). In the event that the Jones Entities breach their obligations to repay the Initial Consideration plus interest as provided in Section 2(b), Comcast shall be entitled to exercise its rights under the Pledge Agreement; provided that Comcast shall remain entitled to all other remedies available to it at law or in equity in respect of such breach and the exercise by Comcast of its rights under the Pledge Agreement shall not relieve the Jones Entities of any liability they may have in respect of any breach of this Agreement.

                           (f) The Jones Entities agree that they shall cause
GAC to enter into an amendment, effective as of and conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing, to the GAC Programming Agreement substantially in the form of Exhibit A hereto.

                           (g) The Jones Entities agree that they shall cause
KTV, formerly known as Mind Extension University, Inc. and GAC to amend, effective as of and conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing, those certain Affiliate Agreements with the Company, dated December 28, 1993, and January 1, 1996, with KTV and GAC, respectively (the "KTV/GAC Agreements") to provide that the term of such KTV/GAC Agreements shall expire no later than June 9, 2009.

                           (h) Effective as of and conditioned upon the
consummation of the Closing, the Option Closing and the Simultaneous Closing, the Jones Entities and Landlord each agree that any extension of the Lease beyond its stated term is required to be approved by the Company.

                           (i) The Jones Entities agree that they waive,
effective as of and conditioned upon the Closing, the Option Closing and the Simultaneous Closing and conditioned further upon an amount equal to $50,000,000 of the Purchase Price (as defined in the Comcast/BTH Agreement) being allocated to the Affiliate Stock in the amounts previously disclosed to the Jones Entities, any rights they may have under the Education and Entertainment Shareholders Agreements (including Section 4.5 thereof) with respect to the sale of the Affiliate Stock (as such term is defined in the Comcast/BTH Agreement) to Comcast at the Simultaneous Closing pursuant to the Comcast/BTH Agreement. In addition, the Jones Entities consent to the assignment, effective as of and conditioned upon the consummation of the Closing, the Option Closing and the Simultaneous Closing, of all of the rights and obligations of BTH under the Education and Entertainment Shareholders Agreements and the related Registration Rights Agreements. "Education and Entertainment Shareholders Agreements" means that certain Shareholders Agreement dated as of December 20, 1994 among Jones, International, Bell Canada International Inc. and Jones Entertainment Group, Ltd. and that certain Shareholders Agreement dated as of December 20, 1994 among Jones, International, Bell Canada International Inc. and Jones Education Networks, Inc.

                           (j) The Jones Entities agree that prior to the
Closing without the prior written consent of Comcast they and their Affiliates shall not enter into any contract, agreement, understanding or transaction (including the amendment, modification or renewal of any existing contract, agreement, arrangement or understanding) with any Intercable Group Entity other than those transactions specifically authorized by the resolutions listed on Schedule B.

                           (k) The Jones Entities agree that (i) they shall
perform their obligations under the Option Agreements and the Shareholders Agreement (including the Agreement and Amendment No.1 to Shareholders Agreement of even date herewith); (ii) they shall not, without the written consent of

Comcast, amend any of their rights under the Shareholders Agreement (including the Agreement and Amendment No. 1 to Shareholders Agreement of even date herewith); and (iii) they shall enforce vigorously any rights they may have against the BTH Entities in respect of any breach by them of their obligations under the Shareholder's Agreement (including the Agreement and Amendment No. 1 to Shareholders Agreement), including seeking specific performance by the BTH Entities of their obligations thereunder.

                  10. Additional Covenants of the Jones Entities with Respect to the Company.

                           (a) The Jones Entities agree that they shall use
their reasonable best efforts to cause the Company not to take or agree to take, and not to permit any Subsidiary of the Company to take or agree to take, directly or indirectly, any of the following actions prior to the Closing without the prior written consent of Comcast or except pursuant to the procedures described in paragraph (b) below:

                                    (i) authorize, sell, distribute or otherwise
issue, or grant rights with respect to, any shares of capital stock or securities convertible into or exchangeable for shares of capital stock of the Company or its Subsidiaries (or any stock appreciation or similar interests or rights with respect to such securities) except for (A) any issuances of capital stock pursuant to the terms of stock options issued and outstanding as of the date hereof, (B) authorizations, sales, distributions or other issuances of capital stock of a Subsidiary of the Company to Persons that are wholly-owned Intercable Group Entities (except in connection with sales of capital stock of a Subsidiary of the Company permitted by subparagraphs (v) and (vi) of Section 2.6(a) of the Shareholders Agreement and Section 10(a)(ii) of this Agreement), and (C) Permitted Equity Issuances as such term is defined in the Shareholders Agreement.

                                    (ii) any action described in Section
2.6(a)(ii) through (vii), inclusive, and Section 2.6(a)(ix) and (xi) of the Shareholders Agreement.

                                    (iii) enter into any contract, agreement,
arrangement, understanding or transaction (including the amendment, modification or renewal of any existing contract, agreement, arrangement or understanding) with any Jones Entity or BTH Entity or any Affiliate of any Jones Entity or BTH Entity other than those transactions specifically identified by the resolutions listed on Schedule B. For purposes of this clause (iii) only no Intercable Group Entity shall be deemed an Affiliate of any Jones Entity or any BTH Entity.

                                    (iv) any action that would reasonably be
expected to, as a result of a law, rule or regulation of a Governmental Authority organized within the United States of America, England or any other jurisdiction where the Intercable Group conducts a material portion of its business, (A) prevent Comcast, BTH or their Affiliates from consummating the transactions contemplated hereby or from otherwise obtaining control of the Company, (B) require Comcast, BTH or their Affiliates to divest or otherwise limit Comcast's ability to exercise full rights of ownership over the Control Option or any shares of capital stock of the Company (whether acquired upon exercise of the Control Option or otherwise) or (C) require, after the exercise of the Control Option, Comcast, BTH or their Affiliates or the Intercable Group to divest any material business or assets or impose a material limitation on the conduct of Comcast's or the Intercable Group's business; provided that (1) if on the date hereof the activities conducted by Comcast or BTH are subject to any such law, rule or regulation (based on interpretations in effect on the date hereof) that has, or would reasonably be expected to have, one or more of the effects described in clauses
(A), (B) or (C), or if after the date hereof Comcast or BTH enters into a new line of business and at such time there is a law, rule or regulation that has, or would reasonably be expected to have, one or more of the effects described in clauses (A), (B) or (C), then in each case this subparagraph (iv) will not apply to actions of the Intercable Group that would reasonably be expected to have such effects under such law, rule or regulation, (2) the Jones Entities shall not be in breach of this clause (iv) in matters relating to Franchise agreements and material contracts if the Company is in compliance with its obligations under Section 5.2 of the Shareholders Agreement concerning such matters and if the Company is in compliance with the obligations it would have under Section
5.2 of the Shareholders Agreement if Comcast were "Investor" as such term is used in the Shareholders Agreement, and (3) in the case of clauses (A) and (B) the effect of any such action must be due to the business or assets of Comcast or BTH (and not an agent thereof).

                                    (v) declare or make any provision for
payment of, or the setting aside of assets with respect to, any dividend or other distribution of any property by the Company with respect to any shares of capital stock of the Company.

                           (b) If the Company wishes to take an action described
in paragraph (a) of this Section 10, the Jones Entities shall cause the Company to deliver to Comcast a written notice describing in reasonable detail the action proposed to be taken and expressly requesting Comcast's consent to such action pursuant to this Section 10. Such notice shall be accompanied by such additional information as is reasonably required to enable Comcast to evaluate such proposed action. Upon receipt of such notice and of any additional information as may be reasonably requested by Comcast, Comcast will have ten Business Days to exercise its right not to consent to such proposed action. If no response is received by the Jones Entities from Comcast prior to the expiration of such time period, the proposed action will be deemed to have been approved by Comcast. The Jones Entities shall not be in breach of this Section 10 if such action is taken in compliance with the procedure set forth in this paragraph.

                  11. Preservation of Business. Between the date hereof and the earlier of the Closing Date and the date this Agreement is terminated, the Jones Entities will use their reasonable best efforts to preserve, and to cause the Company to preserve, the business organization of the Company intact and to preserve the goodwill of the Company's (and its Subsidiaries') suppliers, clients and others having business relationships with the Company (or its Subsidiaries) and to operate their respective businesses in the ordinary course, consistent with past practices.

                  12.      Access.

                           (a) Immediately upon execution of this Agreement, the
Jones Entities shall use their best efforts to cause the Company to provide Comcast and its representatives complete access to the books, records, agreements, employees, accountants and the offices of the Company and its Subsidiaries for the purposes of making such investigation of the business of the Company and its Subsidiaries as Comcast shall deem necessary; provided, however, that such investigation shall not unreasonably interfere with the operations of the Company. Between the date hereof and the termination of this Agreement, Jones agrees to provide to Comcast copies of all information delivered to BTH or any Investor Nominee in accordance with the Shareholders Agreement. In addition, the parties agree that the BTH Entities shall be permitted to provide to Comcast all information regarding the Company received by them or any Investor Nominee after the date hereof; provided that any such information provided to Comcast shall be subject to paragraph (b) below.

                           (b) From the date hereof to the earlier of the
Closing Date or the date which is one year after the termination of this Agreement, Comcast and its officers, directors, employees, representatives and Affiliates will use reasonable care to avoid disclosure to third parties of proprietary information (whether received by Comcast from the Company, the Jones Entities or the BTH Entities) relating to the Company, except as specifically (and only to the extent) required to be disclosed by applicable law or administrative or legal process. For purposes of Comcast's obligations under this Section 12, reasonable care means the same degree of care that Comcast exercises with respect to similar types of its own proprietary information. It is understood and agreed that: (i) Comcast will (to the extent reasonably possible) notify the Jones Entities in writing prior to any proposed disclosure of such nonpublic information in response to the requirements of applicable law or administrative or legal process in order to enable the Jones Entities to seek an appropriate protective order; (ii) Comcast may disclose any information which
(x) is or becomes publicly available other than as a result of a disclosure of Comcast in breach of this Agreement, (y) was known to the party receiving such information prior to the receipt thereof other than as a result of a disclosure by Comcast in breach of this Agreement, or (z) was previously independently developed by the party receiving such information without the assistance of Comcast. In the event that the transactions contemplated hereby do not take place, all original documents shall be returned by Comcast if requested by the providing party within thirty (30) days of the termination of this Agreement; otherwise, Comcast shall dispose of any such original documents in the normal course of Comcast's business.

                  13. Costs and Expenses. Whether or not the transactions contemplated hereby are consummated, each party shall bear its own costs and expenses. The Jones Entities agree to indemnify, defend and hold harmless Comcast and its Affiliates and each of their respective directors, officers, employees, agents, contractors, successors and assigns from any claims by or liabilities to any third party with whom the Jones Entities or their agents had discussions regarding the disposition of their interests in the Company arising from the consummation of the transactions contemplated hereby.

                  14. Publicity. The parties agree to keep the transactions contemplated hereby confidential until mutual agreement is reached in writing regarding publicity or until otherwise required by law (and as to the latter the parties will make reasonable efforts to consult with each other).

                  15. Standstill. From the date of the execution of this Agreement until the Closing or termination of this Agreement, the Jones Entities, on behalf of themselves and each of their Affiliates, agents, officers, consultants, and representatives, agree not to solicit, encourage or negotiate with any other party relating to or enter into any contract, agreement, understanding or arrangement with respect to the sale of the Common Stock of the Company owned beneficially or of record by the Jones Entities or a transaction involving the merger, consolidation or sale of the Company or substantially all of the Company's assets.

                  16. Termination. This Agreement may be terminated as follows:
(a) by mutual written consent of Comcast and the Jones Entities; (b) by Comcast upon written notice to the other parties hereto of such termination if (x) the Jones Entities have materially breached any of their obligations contained herein and the Jones Entities have failed to cure such breach within fifteen
(15) calendar days of receipt of written notice of such breach from Comcast, (y) all of the conditions to closing set forth in Sections 3 and 4 hereof shall have been fulfilled or waived at the time of such termination except for the condition which has not been fulfilled or waived because of the Jones Entities' breach of this Agreement and (z) Comcast shall not be in material breach of its obligations contained herein or in the BTH/Comcast Agreement; (c) by the Jones Entities upon written notice to Comcast of such termination if (x) Comcast has materially breached any of its obligations contained herein and Comcast has failed to cure such breach within fifteen (15) calendar days of receipt of written notice of such breach from the Jones Entities, (y) all of the conditions to closing set forth in Sections 3 and 4 hereof shall have been fulfilled or waived at the time of such termination except for the condition which has not been fulfilled or waived because of Comcast's breach of this Agreement and (z) the Jones Entities shall not be in material breach of their obligations contained herein or in the Agreement and Amendment No. 1 to Shareholders Agreement of even date herewith; (d) if the Closing shall not have occurred on or prior to June 30, 1999, by Comcast upon written notice of such termination to the other parties hereto, provided that no such notice of termination shall be effective if at the time of such purported termination, Comcast is in material breach of any of its obligations contained herein or in the Comcast/BTH Agreement; or (e) if the Closing shall not have occurred on or prior to June 30, 1999, by the Jones Entities upon written notice of such termination to Comcast and repayment to Comcast of the Initial Consideration as provided in Section 2(b) hereof, provided that no such notice of termination shall be effective if at the time of such purported termination, any Jones Entity shall be in material breach of any of its obligations contained herein or in the Agreement and Amendment No. 1 to Shareholders Agreement of even date herewith. This Agreement and the rights and obligations of the parties hereunder shall cease upon any termination pursuant to this Section; provided that (x) the provisions of this Section and Section 2(b), 12(b) and 13 shall survive any termination of this Agreement and (y) nothing herein shall relieve any party from any liability for any prior breach of this Agreement.

                  17. Miscellaneous.

                           (a) Successors and Assigns. The provisions of this
Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other parties hereto, provided that Comcast may assign its rights, but not its obligations, hereunder to any Subsidiary of Comcast.

                           (b) Specific Performance. The parties agree that (i)
Comcast would be irreparably damaged if for any reason any Jones Entity failed to sell the Optioned Shares upon exercise of the Control Option or to perform any of such Jones Entity's other obligations under this Agreement, and that Comcast would not have on adequate remedy at law for money damages in such event and (ii) the Jones Entities would be irreparably damaged if for any reason Comcast failed to perform any of Comcast's obligations under this Agreement, and that the Jones Entities would not have an adequate remedy at law for money damages in such event. Accordingly, each party shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the other party. This provision is without prejudice to any other rights that each party may have against the other party for any failure to perform their obligations under this Agreement.

                           (c) Notices. All notices, requests, claims, demands
and other communications hereunder shall be deemed to have been duly given when delivered in person, by facsimile transmission, nationally-recognized overnight courier service or by registered or certified mail (postage prepaid, return receipt requested):

                  if to the Jones Entities,

                           c/o Glenn R. Jones
                           Jones International, Ltd.
                           9697 East Mineral Avenue
                           Englewood, Colorado  80112

                  if to Comcast:

                           Comcast Corporation
                           1500 Market Street
                           Philadelphia, PA  19102-2148
                           Attn:  General Counsel

Any notice delivered after business hours or on any day which is not a Business Day shall be deemed for purposes of computing any time period hereunder to have been delivered on the succeeding Business Day.

                           (d) Amendments and Waivers. (i) Any provision of this
Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

                                    (ii) No failure or delay by any party in
exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

                           (e) Governing Law. This Agreement shall be construed
in accordance with and governed by the law of the State of Delaware, without regard to the conflicts of law rules of such state.

                           (f) Counterparts; Effectiveness. This Agreement may
be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

                           (g) Entire Agreement. This Agreement, the
Shareholders Agreement (including Agreement and Amendment No.1 to Shareholders Agreement), the Option Agreements, the Comcast/BTH Agreement and the agreements attached as exhibits hereto, together with their respective schedules and exhibits, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

                           (h) Separability. In case any provision of this
Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                           (i) No Third Party Beneficiaries. This Agreement is
for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

                           (j) Tax Matters. The parties hereto covenant and
agree to consult with one another and cooperate in good faith to determine mutually advantageous allocations and tax structures to effect the transactions contemplated by this Agreement.

                  18. Definitions.

                  "Affiliate" shall have the same meaning as in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

                  "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks are authorized to close in New York, New York.

                  "Cable Partnership" means, at any time, any partnership that is an Intercable Group Entity at such time.

                  "Franchise" means written "franchise" within the meaning of
Section 602(8) of the Cable Communications Policy Act of 1984 (47 U.S.C.
(S)522(9)).

                  "Franchise Authority" has the meaning that term is given by
Section 602(9) of the Cable Communications Act of 1984 (47 U.S.C. (S)522(10)).

                  "Governmental Authority" means any local, county, state, commonwealth, federal or foreign court, judicial, executive or legislative instrumentality, or any agency, authority, commission, board or official thereof, including, without limitation, any Franchise Authority.

                  "Intercable Group" means, at any time, the Company and each person that is a Subsidiary of Jones Intercable, Inc., a Colorado corporation at such time.

                  "Intercable Group Entity" means, at any time, each Person included in the Intercable Group at such time.

                  "Jones" means Glenn R. Jones, a resident of Colorado, or in the event he is not then alive or legally competent, his executor, the administrator of his estate or his legal representative (including, without limitation, his guardian, conservator or other similar fiduciary).

                  "Managed System" means any System that is owned and operated by a Cable Partnership.

                  "Option Closing" shall mean the consummation of the purchase and sale of the Control Shares.

                  "Owned System" means any System that is owned and operated by an Intercable Group Entity other than a Cable Partnership.

                  "Person" means an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  "Securities Act" means the Securities Act of 1933, as amended, and rules and regulations promulgated thereunder.

                  "Subsidiary" means, as to any Person, (i) any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are, directly or indirectly, owned or controlled by such person, (ii) any partnership of which such Person is, directly or indirectly, a general or managing partner or (iii) any other entity that is, directly or indirectly, controlled by such Person.

                  "System" means a cable television or SMATV system owned or operated by an Intercable Group Entity serving subscribers within a geographical area covered by one or more Franchise agreements from the same head end facility (or two or more related head end facilities).

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.


                                COMCAST CORPORATION


                                By:
                                   ---------------------------------------



                                /s/ Glenn R. Jones
                                ------------------------------------------
                                Glenn R. Jones


                                GLENN JONES GRANTOR BUSINESS TRUST


                                By:
                                   ---------------------------------------


                                JONES INTERNATIONAL GRANTOR BUSINESS TRUST


                                By:
                                   ---------------------------------------


                                JONES INTERNATIONAL, LTD.


                                By:
                                   ---------------------------------------


                                JONES SPACE SEGMENT, INC.


                                By:
                                   ---------------------------------------

                                JONES GLOBAL GROUP, INC.


                                By:
                                   ---------------------------------------

                                JONES INTERDIGITAL, INC.


                                By:
                                   ---------------------------------------

                                JONES ENTERTAINMENT GROUP, LTD.


                                By:
                                   ---------------------------------------

          The undersigned hereby joins in this Agreement as a party hereto solely for purposes of Sections 9(h) and 17 hereof.


                                JONES PROPERTIES, INC.


                                By:
                                   ---------------------------------------




                  The undersigned hereby consent to the execution of this Agreement pursuant to Section 5.4 of the Shareholders Agreement and Section 4.1 of each of the Option Agreements.

                                BCI TELECOM HOLDING INC.


                                By:
                                   ---------------------------------------


                                BTH (INTERCABLE) LTD.


                                By:
                                   ---------------------------------------


                                BTH (US CABLE) LTD.


                                By:
                                   ---------------------------------------

                                   Schedule A

       Beneficial Ownership of Optioned Shares held by the Jones Entities


                                                              Optioned Shares
                                                              (Common Stock)
Jones International Grantor Business Trust                       2,239,416
Glenn Jones Grantor Business Trust                                 474,400
Jones Space Segment, Inc.                                           35,707
Jones Global Group, Inc.                                            27,585
Jones Interdigital, Inc.                                               643
Jones Entertainment Group, Ltd.                                    100,400
                                                                 ---------
                                                                 2,878,151
                                                                 =========


                                                              Class A Shares

Jones International Ltd.                                         1,497,373
Glenn R. Jones                                                     526,893
                                                                 ---------
                                                                 2,024,266
                                                                 =========

                                   Schedule B

                        Permitted Affiliate Transactions

1. The purchase of the following assets by Jones or a Jones Entity at a price equal to the fair market value (determined by appraisal) of such assets:

                           (a) that certain real estate located on Lot 1, Jones
Intercable's headquarters according to the recorded plot thereof, County of Arapahoe, State of Colorado and the Panorama Falls Office Building.


                           (b) the Company's equity interest in each of Jones
Futurex, Inc., Jones Global Group and Jones Customer Service Management LLC


                           (c) all of the Company's interest in the "Jones
Spacelink" tradename.


2. The assumption by the Jones Entities of the Company's rights and obligations under that certain lease dated, December 23, 1997, by and between the Company and PNC Leasing Corp. ("Lessor") relating to the aircraft presently leased by the Company and the release by the Lessor of the Company from such lease.

3. The amendment of (i) that certain lease, dated November 30, 1989, by and between the Company and Jones Properties, Inc. (the "Lease") (a) providing the Company with a right to terminate the Lease upon (x) vacating the entire premises which are subject to the Lease and occupied by the Company with the intention not to re-occupy such leased premises and (y) the payment by the Company to Jones Properties, Inc. of an amount determined pursuant to section 27(a)(v) of such Lease (without the offset for fair market rental value of such premises provided in such section calculated until the end of the stated term of such lease, June 30, 2000, and (b) prohibiting the Company from subleasing the premises to any person other than Jones, through the stated term of such lease, and (ii) any subleases relating to the premises providing that such subleases automatically terminate upon the termination of the Lease and relieving the Company of any further obligations under such sublease following such termination.

4. The adoption of a Severance Plan for certain associates of the Intercable Group Entities located in Denver, Colorado, and Lanham, Maryland. Amounts payable under the plan shall be in cash and shall not exceed $33,000,000 in the aggregate, of which not more than $15,000,000 shall be non-deductible by the Company from its income under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

Such Severance Plan may also include the provision of COBRA benefits for the number of weeks used to calculate a covered employee's severance payment but in any case not to exceed one year. All such severance payments shall, as a condition to payment, require that the recipient be an employee of the Company at all times from the date hereof to the date which is 90 days after the Closing Date unless such employee is terminated without cause prior to the expiration of such 90-day period. Jones shall not be a recipient of any such severance payments.

5. The termination of the Services Agreement on the terms set forth on Schedule C-1.

                                   Schedule C

                Transactions Offered to the Company Post-Closing

1. The purchase of the following assets by Jones or a Jones Entity at a price equal to the fair market value (determined by appraisal) of such assets:

                           (a) that certain real estate located on Lot 1, Jones
Intercable headquarters according to the recorded plot thereof, County of Arapahoe, State of Colorado and the Panorama Falls Office Building.

                           (b) the Company's equity interest in each of Jones
Futurex, Inc., Jones Global Group and Jones Customer Service Management LLC

                           (c) all of the Company's interest in the "Jones
Spacelink" tradename.

*2. The assumption by the Jones Entities of the Company's rights and obligations under that certain lease dated, December 23, 1997, by and between the Company and PNC Leasing Corp. ("Lessor") relating to the aircraft presently leased by the Company and the release by the Lessor of the Company from such lease.

*3. The termination of the Services Agreement on the terms set forth on Schedule C-1.

*4. The amendment of (i) that certain lease, dated November 30, 1989, by and between the Company and Jones Properties, Inc. (the "Lease") (a) providing the Company with a right to terminate the Lease upon (x) vacating the entire premises which are subject to the Lease and occupied by the Company with the intention not to re-occupy such leased premises and (y) the payment by the Company to Jones Properties, Inc. of an amount determined pursuant to section 27(a)(v) of such Lease (without the offset for fair market rental value of such premises provided in such section calculated until the end of the stated term of such lease, June 30, 2000 and (b) prohibiting the Company from subleasing the premises to any person other than Jones, through the stated term of such lease, and (ii) any subleases relating to the premises providing that such subleases automatically terminate upon the termination of the Lease and relieving the Company of any further obligations under such sublease following such termination.

* Indicates transactions which Jones Entities shall offer the Company following the Closing as provided in Section 9(b).

                                  Schedule C-1


                  The Services Agreement dated as of December 9, 1994 (the "Services Agreement") between Jones Intercable, Inc. ("Intercable") and Jones Interactive, Inc. ("Interactive") may be terminated by Intercable, prior to the end of the term stated in the Services Agreement (an "Early Termination"), on sixty (60) days prior written notice to Interactive (an "Early Termination Notice"), subject to the following termination payment:

                  In connection with an Early Termination, Intercable shall pay to Interactive on the termination date (x) the net present value discounted at a rate of 6.25% of the greater of (i) $50,000 or (ii) the average Management Fee (as such term is defined in the Services Agreement) which was payable during the three (3) months immediately preceding the date of the Early Termination Notice, in either case times the number of months remaining in the term of the Services Agreement; plus (y) an amount equal to the severance costs associated with the termination of employment of employees of Interactive in connection with the termination of the Services Agreement, which severance payments shall be calculated based on the formulas contained in the severance plan adopted by Intercable in connection with the change in control of Intercable from Glenn R. Jones and Jones International, Ltd. to Comcast Corporation; plus (z) any lease termination costs associated with early termination of leases of equipment that will no longer be required or used as a result of the Early Termination and which the Company has decided not to assume.

                                                                      EXHIBIT 12
                                                                     (Continued)

                           SCHEDULE F - Owned Systems

                                   SCHEDULE F


                                  Owned Systems


FRANCHISES HELD BY
JONES INTERCABLE, INC.

Panama City Beach, Florida System

         City of Panama City Beach

Oxnard, California System

         City of Oxnard



FRANCHISES HELD BY
JONES COMMUNICATIONS OF MARYLAND, INC.

Prince George's County System:

         North Prince George's County

         South Prince George's County

         City of Bowie


Chesapeake Bay Group (including Annapolis,
Anne Arundel County and
Charles County Systems):

         Anne Arundel County

         City of Annapolis

FRANCHISES HELD BY
JONES COMMUNICATIONS OF
GEORGIA/SOUTH CAROLINA, INC.

Savannah System:

         Chatham County

         City of Savannah

FRANCHISES HELD BY
JONES COMMUNICATIONS OF VIRGINIA, INC.

Alexandria System:

         City of Alexandria

Prince William Group (including
Dale City, Reston and
Manassas Systems):

         Fairfax County (Reston)

         City of Manassas

FRANCHISES HELD BY
JONES COMMUNICATIONS OF ARIZONA, INC.

Pima County System:

         Town of Oro Valley


FRANCHISES HELD BY
JONES COMMUNICATIONS OF MISSOURI, INC.

Independence System:

         City of Olathe, KS

         City of Raytown

FRANCHISES HELD BY
JONES COMMUNICATIONS OF NEW MEXICO, INC.

Albuquerque System:

         City of Albuquerque


FRANCHISES HELD BY
JONES OF WISCONSIN, INC.

Manitowoc System:

         City of Manitowoc


                                 Managed Systems


FRANCHISES HELD BY
CABLE TV FUND 14-A, Ltd.

Calvert County System:

         Calvert County

Naperville System

         City of Naperville


FRANCHISES HELD BY
JONES GROWTH PARTNERS, L.P.

Wheaton System

         City of Wheaton

         Village of Addison

FRANCHISES HELD BY
IDS/JONES JOINT VENTURE PARTNERS

Aurora System

         City of Aurora


FRANCHISES HELD BY
 CABLE TV FUND 12-BCD VENTURE

Palmdale and Littlerock Systems:

         Los Angeles County

         City of Lancaster

         City of Palmdale

FRANCHISES HELD BY
JONES CABLE INCOME FUND 1-A, LTD.

Owatonna/Glencoe System

         City of Owatonna

FRANCHISES HELD BY
CABLE TV FUND 12-A, LTD.

Cook County/Orland Park System

         Village of Mundelein

FRANCHISES HELD BY
CABLE TV FUND 15-A, LTD.

South Suburban System

         Village of Lansing

                                    EXHIBIT A
                FORM OF FIRST AMENDMENT TO GREAT AMERICAN COUNTRY
                               AFFILIATE AGREEMENT


                  THIS FIRST AMENDMENT TO GREAT AMERICAN COUNTRY AFFILIATE AGREEMENT is made and entered into as of the ___ day of _________, 19__, by and between GREAT AMERICAN COUNTRY, INC., a Colorado corporation ("G A C") and COMCAST PROGRAMMING, a division of Comcast Corporation, a Pennsylvania corporation ("Affiliate").

                  WHEREAS, G A C and Affiliate entered into that certain Great American Country Affiliate Agreement dated as of December 10, 1997 (the "Affiliate Agreement"); and

                  WHEREAS, G A C and Affiliate now desire to amend the Affiliate Agreement as set forth herein;

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto hereby agree as follows:

              1.  Section 5 Amendments.

              (a) Section 5(b) of the Affiliate Agreement is hereby deleted in its entirety and in place thereof the following is inserted:

                  "(b) On or before February 28, 1998 (the "New System Launch Date"), Affiliate shall launch the Service in systems that are not currently distributing the Service (such systems on which the Service is launched between the date of this Agreement and the New System Launch Date shall be referred to herein as the "New Systems", and following any such launch shall be included in the term "Systems" as used herein), which New Systems shall represent at least 250,000 Service Subscribers. The New Systems shall distribute the Service on a full time basis at all times during the term of this Agreement. If Affiliate does not launch the Service on the New Systems as of the New System Launch Date, Affiliate shall have until May 31, 1998 to cure such default without any liability or obligation of any kind to G A C."

                (b) Section 5(d) of the Affiliate Agreement is hereby deleted in its entirety and in place thereof the following is inserted:

                  "(d) Affiliate shall not delete the Service from any System or delete any System from Exhibit A during the term of this Agreement; provided, however, that in the event Affiliate sells a System to an unaffiliated third party, Affiliate shall be relieved of all of its obligations with respect to such System for all periods after the date of sale of such System. Notwithstanding the foregoing, at no time during the term of this Agreement, commencing from and after the New System Launch Date, shall the number of Service Subscribers be less than 250,000."

         2. No Other Amendments. Except as expressly set forth herein, the Affiliate Agreement shall remain in full force and effect without modification or change.


                  IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Great American Country Affiliate Agreement as of the day and year first written above.

                                   GREAT AMERICAN COUNTRY, INC.



                                   By _________________________________________
                                            Jeffrey C. Wayne
                                            Vice President and General Manager


                                   COMCAST PROGRAMMING,
                                   a division of Comcast Corporation


                                   By _________________________________________
                                            Thomas A. Hurley
                                            Senior Vice President, Programming

                                    Exhibit C

                            FORM OF PLEDGE AGREEMENT

          This PLEDGE AGREEMENT is entered into as of the 12 day of August 1998, by and among Glenn R. Jones ("Jones"), Jones International, Ltd.
("International") and Comcast Corporation ("Comcast").


          WHEREAS, Comcast, Jones, International, Glenn Jones Grantor Business Trust, Jones International Grantor Business Trust, Jones Space Segment, Inc., Jones Global Group, Inc., Jones Interdigital, Inc., and Jones Entertainment Group, Ltd. have entered into that certain Agreement, dated as of August __, 1998 (the "Jones/Comcast Agreement");

          WHEREAS, Section 2 of the Jones/Comcast agreement provides for Comcast to deposit $50,000,000 with International (the "Initial Consideration");

          WHEREAS, Section 2 of the Jones/Comcast Agreement further provides that under certain circumstances described therein, the Jones Entities, as defined therein, are obligated to repay the Initial Consideration to Comcast plus interest as described in such Section 2 (the "Secured Obligations");

          WHEREAS, Comcast's obligation to deposit the Initial Consideration with International is conditioned upon Jones and International pledging 2,000,000 shares (the "Class A Stock") of Class A Common Stock, par value $.01 per share, of Jones Intercable, Inc. (the "Company") with Comcast to secure the Secured Obligations; and

          WHEREAS, contemporaneously with the execution and delivery hereof Comcast is depositing the Initial Consideration with International;

          THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows.

          1. The Security Interest. In order to secure the performance of the Secured Obligations in accordance with the terms thereof,

          (a) Jones and International each hereby assign and pledge to Comcast and grant to Comcast a security interest in the Class A Shares, and all of their rights and privileges with respect to the Class A Shares, and all income and profits thereon (other than dividends paid by the Company in respect of the Class A Shares prior to any exercise by Comcast of its remedies hereunder, which will be paid over to Jones and International as provided in Section 4) and all proceeds of the foregoing, and any and all property referred to in Section 1(b) (the "Collateral").

          (b) In the event any change in the Company's capital stock shall occur, Jones and International will immediately pledge with Comcast any securities (and any share certificates or other instruments evidencing such securities) issued by the Company in respect of the Class A Shares, and all income and profits thereon (other than dividends paid by the Company in respect of the Class A Shares prior to any exercise by Comcast of its remedies hereunder), as additional security for the Secured Obligations. All such securities, share certificates, instruments and other property constitute Collateral and are subject to all provisions of this Agreement.

          (c) The Security Interest is granted as security only and shall not subject Comcast to, or transfer or in any way affect or modify, any obligation or liability of Jones and International with respect to any of the Collateral or any transaction in connection therewith.

          (d) In the event Jones and International fail to perform any Secured Obligation, Comcast shall be entitled to exercise all rights of a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where the rights are exercised) and such other rights as may otherwise be provided to a secured party under applicable law.

          2. Delivery of Collateral. All certificates representing the Class A Shares (or securities described in Section 1(b)) delivered to Comcast by Jones and International pursuant hereto shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, and accompanied by any required transfer tax stamps, all in form and substance satisfactory to Comcast.

          3. Further Assurances. (a) Jones and International agrees that they will, at Comcast's expense and in such manner and form as Comcast may reasonably require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may be necessary or desirable that Comcast may request, in order to create, preserve, perfect or validate the Security Interest or to enable Comcast to exercise and enforce its rights hereunder with respect to any of the Collateral. To the extent permitted by applicable law, Jones and International hereby authorize Comcast to execute and file, in the name of Jones and International or otherwise, Uniform Commercial Code financing statements (which may be carbon, photographic, photostatic or other reproductions of this Pledge Agreement or of a financing statement relating to this Pledge Agreement) which Comcast in its reasonable discretion may deem necessary or appropriate to further perfect the Security Interest.

          (b) Jones and International agree that they will not change (i) their name, identity or structure in any manner or (ii) the location of their chief executive office or domicile unless they shall have given Comcast not less than 30 days' prior notice thereof.

          (c) In connection with an exercise of rights pursuant to Section 1(d), Comcast may cause any or all of the Class A Shares to be transferred of record into the name of Comcast or its designee. After notice thereof, Jones and International will promptly give to Comcast

(or its designee) copies of any notices or other communications received by them with respect to the Class A Shares registered in the name of Jones and International, and Comcast will promptly give Jones and International copies of any notices and communications received by Comcast with respect to any Class A Shares registered in the name of Comcast.

          4. Right to Vote and Receive Dividends on Collateral. (a) Until such time (if ever) that Comcast shall have exercised, pursuant to Section 1(d), any of its remedies in respect of the Collateral, Jones and International shall retain all voting rights with respect to the Class A Shares and shall have the right to receive all dividends paid by the Company in respect of the Collateral and Comcast shall take all such action as Jones and International may deem necessary or appropriate to give effect to such right. All such dividends which are received by Comcast shall be received in trust for the benefit of Jones and International and shall promptly be paid over to Jones and International.

          (b) In the event Comcast exercises, pursuant to Section 1(d), any of its remedies in respect of the Collateral, Comcast shall thereafter be entitled to receive all dividends paid by the Company in respect of the Collateral.

          5. Limitation on Duty of Comcast in Respect of Collateral. Beyond the exercise of reasonable care in the custody thereof, Comcast shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. Comcast shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent or bailee selected by Comcast in good faith.

          6. Termination of Security Interest; Release of Collateral. The Security Interest granted hereunder shall terminate, and all rights to the Collateral shall revert to Jones and International at such time as the Jones Entities shall have no further obligation to repay the Initial Consideration. Upon any such termination of the Security Interests or release of Collateral, Comcast will deliver the Collateral to Jones and International and will execute and deliver to Jones and International such documents as Jones and International shall reasonably request to evidence the termination of the Security Interest or the release of such Collateral, as the case may be.

          7. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by facsimile transmission, nationally-recognized overnight courier service or by registered or certified mail (postage prepaid, return receipt requested):

if to Jones or International,

        c/o Glenn R. Jones
        Jones International, Ltd.
        9697 East Mineral Avenue
        Englewood, Colorado  80112

if to Comcast:

        Comcast Corporation
        1500 Market Street
        Philadelphia, PA  19102-2148
        Attn:  General Counsel


Any notice delivered after business hours or on any day which is not a business day shall be deemed for purposes of computing any time period hereunder to have been delivered on the succeeding business day.

          8. Amendments and Waivers. (i) Any provision of this Pledge Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Pledge Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          9. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to the conflicts of law rules of such state.

          10. Counterparts; Effectiveness: This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

          11. Entire Agreement. This Pledge Agreement and the Jones/Comcast Agreement together with its respective schedules and exhibits, constitute the entire agreement between the parties with respect to the subject matter of this Pledge Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Pledge Agreement.

          12. Separability. In case any provision of this Pledge Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          13. Successors and Assigns. The provisions of this Pledge Agreement are for the benefit of Comcast and Jones and International and their respective successors and assigns.

          IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be executed as of the date set forth above by their duly authorized representatives.

                                       COMCAST CORPORATION


                                       By:______________________________________



                                       Glenn R. Jones


                                       JONES INTERNATIONAL, LTD.


                                       By:______________________________________

                                   EXHIBIT D
                              FORM OF KNOWLEDGE TV
                               AFFILIATE AGREEMENT


                  THIS AGREEMENT is made as of the ___ day of ___________, 199_, by and between KNOWLEDGE TV, INC., a Colorado corporation ("KTV"), and COMCAST PROGRAMMING, a division of COMCAST CORPORATION, a Pennsylvania corporation ("Affiliate"), whose address is 1500 Market Street, Philadelphia, PA. 19102.



IN CONSIDERATION OF THE MUTUAL COVENANTS, STIPULATIONS AND
REPRESENTATIONS CONTAINED HEREIN, THE PARTIES HERETO AGREE
AS FOLLOWS:

1.       GRANT OF LICENSE

         Subject to the terms and conditions of this Agreement, KTV hereby grants to Affiliate the non-exclusive license to distribute the "Knowledge TV" service (the "Service") within any operating area within the United States of any (i) cable, satellite master antenna television system(s) ("SMATV") or multichannel multipoint distribution system(s) of which Affiliate owns now or hereafter no less than 50% or of which Affiliate owns now or hereafter no less than 20% and over which Affiliate has management control including the authority to make programming decisions with respect to the applicable system, and (ii) any SMATV system that is operated by a party other than Affiliate in the operating area of any cable system of Affiliate or an area contiguous thereto, all as listed on the attached Exhibit A, as such list may be amended from time to time (the "System(s)"). Affiliate shall give prior written notice to KTV of the addition of a System to Exhibit A.

2.       TERM AND TERMINATION

         (a) The term of this Agreement shall commence on the date hereof and shall extend for a period of five (5) years plus ninety (90) days from the date hereof.

         (b) Except as otherwise provided herein, neither Affiliate nor KTV may terminate this Agreement except upon sixty (60) days prior written notice and then only if the other has made a material misrepresentation herein or breaches any of its material obligations hereunder and such misrepresentation or breach (which shall be specified in such notice) is not cured within sixty (60) days of such notice, or the defaulting party has not undertaken within such sixty (60) day period and is not diligently pursuing actions to cure such misrepresentation or breach.

         (c) Affiliate acknowledges and agrees that its obligations hereunder with respect to the distribution of the Service are of a special, unique and extraordinary character and that such distribution has a unique and peculiar value, the loss of which cannot be adequately or reasonably compensated by damages in an action at law, and that Affiliate's failure to perform its obligations hereunder with respect to the distribution of the Service shall cause KTV irreparable injury and damage. In acknowledgment thereof, Affiliate hereby agrees that, in addition to any and all other rights it may have at law or in equity, including its termination right set forth above, KTV shall be entitled to bring an action for specific performance of the terms of this Agreement in the event of any breach thereof by Affiliate.

3.       CONTENT OF SERVICE

         (a) KTV shall have the exclusive authority to determine the content and format of the Service, and the selection, scheduling, substitution and withdrawal of any program or advertisement shall remain within the sole discretion of KTV. Notwithstanding the foregoing, the Service shall consist of educational informational materials and programming which endeavors to expose the viewer to the activities one might find in a school, on a campus, or in other learning environments including but not limited to, educational, instructional and informational programming and, in addition, such programming as might relate to or evolve from schools, campuses or other learning environments including bookstores, field trips, laboratories, observatories, libraries and trips or outings related to the foregoing, as well as marketing and sales activities relating to the foregoing; provided, however, that such marketing activities shall not include the direct on-air marketing and/or sale of goods or products (excluding materials, books, tapes and other items directly relating to any of the educational programming on the Service), except as set forth below in this Section 3(a). The Service currently contains no more than thirty-five (35) hours in the aggregate of infomercial and/or home shopping programming each week. KTV shall have the right to increase such infomercial and/or home shopping programming at any time during the term of this Agreement; provided, however, that if the number of hours of infomercial and/or home shopping programming in the Service exceeds thirty-five (35) hours each week, Affiliate shall be entitled, at its option, to preempt any of the hours of infomercial and/or home shopping programming in excess of thirty-five (35) each week; and provided further, however, that any infomercial and/or home shopping programming will only be aired by KTV during the hours of

         Midnight to 6:00 a.m., Eastern time, Monday through Sunday and during the hours of 3:00 p.m. to 6:00 p.m., Eastern time, Saturday and Sunday, such times to be adjusted to reflect comparable periods in other time zones in the event that the Service, in the future, supplies other than a single satellite feed. Except as set forth herein, Affiliate shall distribute the Service without addition, deletion, alteration, editing or amendment, including any copyright notices, credits and similar notices, trademarks or trade names contained therein.

         (b) KTV does not currently make available to any affiliates any local advertising time in the Service. However, if during the term of this Agreement, KTV makes any such local advertising avails available to any distributor of the Service, it will offer at least the same number and type of local advertising avails to Affiliate. KTV will not have more than twelve (12) minutes during any hour of national advertising time in the Service at any time during the term of this Agreement.

4.       RATES AND PAYMENTS

         (a) For those Systems listed on Exhibit A attached hereto, as the same may be amended, on or before the forty-fifth (45th) day following each month throughout the term of this Agreement, Affiliate shall pay to KTV for each Subscriber of such System during the preceding month, at the address specified by KTV, license fees in an amount calculated in accordance with the attached Exhibit B.

         (b) KTV's failure, for any reason, to send an invoice for a particular monthly payment shall not relieve Affiliate of its obligation to make any payment in a timely manner consistent with the terms of this Agreement. Past due payments may, at KTV's option, bear interest at a rate equal to the lesser of (i) one percent (1%) per month or (ii) the maximum legal rate permitted under law, and Affiliate shall be liable for all reasonable costs and expenses (including, without limitation, reasonable court costs and attorneys' fees) incurred by KTV in collecting any past due payments.

         (c) For purposes of this Agreement, the term "Subscriber" shall mean
         (i) each residential customer and commercial or business establishment (including any restaurant, barbershop, lounge, tavern, social, athletic or country club, bar, business office, sales office, store or shop) receiving and separately paying for any level of cable television service which includes the Service from each System, and (ii) the number of basic equivalent subscribers computed by dividing the monthly revenue for cable television service paid by bulk accounts (such as apartment buildings, cooperatives, condominiums, mobile home parks, hotels, and motels) of each System for cable television service up to and including the level of service that includes the Service by the standard residential rate of that System for cable television service up to and including the level of service that includes the Service; provided, however, that the term "Subscriber" shall not include persons who do not pay any monies to Affiliate to receive the level of service on which the Service is carried (which shall be limited to full-time employees of Affiliate or of cable system operators located within a System's DMA, schools, libraries, government buildings and offices and any other complimentary service which is required by a System's franchise ordinance, grant, license or other authorizing operating agreement).

         (d) Accompanying each payment during the term of this Agreement, Affiliate shall provide to KTV a true and complete monthly report, prepared by the chief financial officer of Affiliate or his/her authorized designee specifying for each System the average number of Subscribers of each System during the subject payment period (computed by dividing the sum of the number of Subscribers on the first and last day of the payment period by two (2)) and certifying the accuracy of such information and containing such other information as may be reasonably required by KTV for accurate billing purposes, subject to applicable law.

         (e) Affiliate agrees to keep and maintain complete and accurate books and records of matters relating to this Agreement. Affiliate grants KTV, itself or through an independent audit service selected by KTV, the right, during regular business hours, at KTV's expense, to inspect, make copies and otherwise audit such books and records at Affiliate's offices upon fifteen (15) days' prior written notice from KTV. KTV's right to perform such audit shall be limited to once in any twelve (12) month period during the term of this Agreement and shall be limited to an audit with respect to amounts paid in the current calendar year and prior calendar year. Throughout such audit, KTV's auditors or its representatives shall discuss with Affiliate's controller, or his designee, audit methodology as well as a reasonable estimate of any additional payments which KTV believes may be due. If, as a result of such audit, it is determined that Affiliate's payments to KTV under this Agreement were less than what they should have been, Affiliate shall pay to KTV, upon demand by KTV, the difference between Affiliate's actual payments to KTV and the undisputed amounts Affiliate should have paid to KTV hereunder; provided, however, that KTV shall, upon request by Affiliate, make available copies of work papers, analyses and other supporting documentation used to calculate any such difference. If, as a result of such audit, it is determined that Affiliate's payments to KTV under this Agreement were greater than what they should have been, Affiliate may elect to receive a cash refund from KTV of such overpayment or may elect to have the amount of such overpayment credited against future license fees that may be owed to KTV under this Agreement. If KTV audits Affiliate's books hereunder, KTV must make any claim against Affiliate within three (3) months after KTV completes such audit. If the claim is not made within such three
         (3) month period, KTV will be deemed to have waived its right to collect any shortfalls from Affiliate for the period(s) audited. Both parties shall endeavor to resolve any claim hereunder in a timely manner.

5.       DELIVERY AND DISTRIBUTION

         (a) During the term of this Agreement, each of the Systems shall offer the Service on such level, and as part of such package, of cable television service as Affiliate may elect; provided, however, that Affiliate may not distribute the Service (i) on a level or as part of a package of cable television service that has a Penetration (as hereinafter defined) of less than ten percent (10%); or (ii) as a stand alone a la carte service, unless the Service is also carried on a tier with at least three (3) other national cable television services; or
         (iii) as part of a package of cable television services that includes pay or premium services, such as HBO, Showtime or other similar services. For purposes of this Agreement, the term "Penetration" means the ratio of the number of Subscribers in any System receiving and paying for the level or package of cable television service that includes the Service to the total number of basic subscribers of the System. Affiliate shall designate one (1) channel on each System for the carriage of the Service prior to the commencement of the delivery of the Service on such System. Affiliate may change, from time to time, the channel designation on which the Service is carried; provided, however, that Affiliate shall use commercially reasonable efforts to give

         KTV written notice of the change and the new channel designation at least thirty (30) days prior to the effective date of such change.

         (b) On or before forty-five (45) days after the date of this Agreement (the "New System Launch Date"), Affiliate shall launch the Service in systems that are not currently distributing the Service and which are located in one or more of the markets identified on Exhibit C attached hereto, which systems shall represent at least 500,000 Subscribers. If Affiliate does not launch the Service on Systems representing at least 500,000 Subscribers as of the New System Launch Date, Affiliate shall have until ninety (90) days after the date of this Agreement to cure such default without any liability or obligation of any kind to KTV.

         (c) Each System shall distribute the Service on a full time basis at all times during the term of this Agreement at the hours it is initially transmitted by KTV.

         (d) Affiliate shall not delete the Service from any System or delete any System from Exhibit A during the term of this Agreement; provided, however, that in the event Affiliate sells a System to an unaffiliated third party, Affiliate shall be relieved of all of its obligations with respect to such System for all periods after the date of sale of such System. Notwithstanding the foregoing, at no time during the term of this Agreement, commencing from and after the New System Launch Date, shall the number of Subscribers receiving the Service be less than 500,000 (the "Minimum Distribution Commitment").

         (e) KTV will transmit the Service by means of domestic communications satellite Galaxy V, Transponder 21. Affiliate shall, at its own expense, obtain and install such earth station receivers and other equipment as shall be necessary to receive, descramble (if necessary) and transmit and deliver to Subscribers receiving the Service the signals comprising the Service. In the event KTV decides to change the transmission of the Service to another domestic communications satellite or change its scrambling or transmission technology, KTV shall notify Affiliate at least sixty (60) days prior to the effective date of such change. If it reasonably appears that as a result of such proposed change Affiliate will incur the expense of additional equipment in order to continue to receive or decode the Service, Affiliate will be entitled to terminate this Agreement with respect to all affected Systems as of the effective date of such change; provided, however, that this termination right shall not apply if (i) KTV agrees to reimburse such Systems for its pro rata share (based on the number of signals to be received by any System from such new satellite) of the cost of purchasing and installing equipment reasonably necessary for such Systems to receive the Service as the result of any such change;
         (ii) physical space exists at the then-existing earth station sites to accommodate the necessary equipment; and (iii) current zoning and other restrictions permit such additional equipment. KTV shall provide a high quality signal for provision of the Service and shall use commercially reasonable efforts to maintain such high quality signal. Affiliate shall use commercially reasonable efforts to maintain the high quality signal provided by KTV.

         (f) Subject to then existing law, Affiliate shall not itself, and shall not expressly authorize others to, copy, tape or otherwise reproduce any part of the Service without KTV's prior written authorization, and shall take reasonable and practical security measures to prevent the unauthorized copying or taping by others; provided, however, that nothing herein shall prohibit Affiliate from assisting its residential subscribers in connecting video cassette recorders to record the Service. Affiliate shall not distribute or exhibit, and shall not expressly authorize or license or knowingly permit the distribution or exhibition of, the Service by any means or device, whether now known or hereafter devised, other than through the Systems now or hereafter listed in Exhibit A hereto and in accordance with the terms of this Agreement.

6.       PROMOTION AND RESEARCH

         (a) Affiliate shall use commercially reasonable efforts, as determined in its best business judgment, to promote, market and sell the Service to Subscribers and to the general public within the Operating Area of each System. Advertising, promotional, marketing and/or sales materials concerning the Service which are provided to Affiliate by KTV, if used by Affiliate, shall be used without any alteration, deletion, addition or any other change, unless such changes are approved by KTV prior to use by Affiliate.

         (b) At KTV's request, each System shall use commercially reasonable efforts in its business judgment to provide KTV with data regarding the marketing and promotion of the Service by Affiliate. Subject to applicable federal, state and local law (including the franchises, if any, pursuant to which the Systems are operated), Affiliate also agrees to render such other assistance to KTV as KTV may request and which Affiliate may reasonably provide in its business judgment in connection with any marketing test, survey, poll or other research which KTV may undertake in connection with the Service. KTV shall treat as confidential any data or information which KTV receives from Affiliate, and shall not utilize any such data or information except in connection with such research.

7.       NOTICES

         All notices, statements and other communications given hereunder shall be in writing and shall be delivered by facsimile transmission, telegraph, personal delivery, certified mail, return receipt requested, or by next day express delivery, addressed, if to KTV at 9697 East Mineral Avenue, Englewood, Colorado 80112, Attn: President, KTV, (Fax:
         303-799-1644), with a copy to the Legal Department and, if to Affiliate, at its address set forth herein or by facsimile at 215-981-7793, with a copy to the Legal Department. The date of such facsimile transmission, telegraphing or personal delivery or the next day if by express delivery, or the date three (3) days after mailing, shall be deemed the date on which such notice is given and effective.

8.       TRADEMARKS

         (a) All right, title and interest in and to the Service, and all materials, formats, computer software or other rights of whatever nature related thereto shall remain the property of KTV. Further, Affiliate acknowledges and agrees that all names, logos, marks, copyright notices or designations utilized by KTV in connection with the Service (the "Marks") are the sole and exclusive property of KTV and/or its affiliates, and no rights or ownership are intended to be or shall be transferred to Affiliate. Affiliate's use of the Marks shall be limited to the advertising and promotion of its carriage of the Service over the Systems pursuant to this Agreement; provided, however, that Affiliate may request that KTV allow it to use the Marks in other manners, and KTV agrees not to unreasonably withhold its consent to reasonable business uses of the Marks requested by Affiliate. KTV shall provide Affiliate with samples of the Marks which Affiliate shall use in their entirety (including all service mark and trademark notices) whenever the Marks are used by Affiliate.

         (b) KTV acknowledges that the names "Comcast", "Comcast Cable Communications, Inc.", "Comcast Cablevision" and the concentric "C" mark are the exclusive property of Affiliate and/or its affiliated entities, and that KTV has not and will not acquire any proprietary rights therein by reason of this Agreement. Any use of such names or marks by KTV shall be subject to Affiliate's prior written consent.

9.       REPRESENTATIONS AND INDEMNIFICATION

         (a) KTV represents and warrants to Affiliate that (i) it is a corporation duly organized and validly existing and in good standing under the laws of the State of Colorado; (ii) KTV has the corporate power and authority to enter into this Agreement and to fully perform its obligations hereunder; (iii) KTV is under no contractual or other legal obligation which in any way interferes with its ability to fully, promptly and completely perform hereunder; (iv) the individual executing this Agreement on behalf of KTV has the authority to do so;
         (v) KTV is operating in substantial compliance with all applicable laws, rules and regulations; (vi) nothing contained in the Service shall violate the civil or property rights, copyrights, trademark rights, right of privacy or any other right of any person, firm or corporation except that no representation and warranty is given with respect to music performance rights, subject to the indemnification obligation of KTV pursuant to Section 9(d) hereof; and (vii) the license fee rates set forth on Exhibit B attached hereto for the years 2002, 2003 and 2004 are the standard license fee rates for KTV, and have been agreed to in at least one written affiliate agreement with a cable television operator in the United States with an equivalent or greater number of basic cable television subscribers as Affiliate.

         (b) Affiliate represents and warrants to KTV that (i) Affiliate is a corporation duly organized and validly existing and in good standing under the laws of the

         Commonwealth of Pennsylvania; (ii) Affiliate has the corporate power and authority to enter into this Agreement and to fully perform its obligations hereunder; (iii) the individual executing this Agreement on behalf of Affiliate has the authority to do so; and (iv) Affiliate is under no contractual or other legal obligation which in any way interferes with its ability to fully, promptly and completely perform hereunder.

         (c) Affiliate and KTV shall each indemnify, defend and forever hold harmless the other, the other's affiliated companies and their respective officers, directors, employees, partners and agents from all liabilities, claims, costs, damages and expenses (including, without limitation, reasonable counsel fees) arising out of any breach or claimed breach by it of any representation or warranty or any of its obligations pursuant to this Agreement. KTV will credit Affiliate for any continuous interruption of Service caused by KTV of twenty-four
         (24) hours or longer. The amount so credited shall be an amount equal to that portion of the monthly license fees applicable to the period during which the Service was interrupted. KTV's liability for damages arising out of its inability or failure to deliver the Service shall be limited to the license fee credits set forth in the preceding sentence.

         (d) With respect to music performance rights, KTV agrees that it will use its commercially reasonable efforts, at its expense, to secure additional appropriate licenses, authorities or other grants of right regarding music performance rights related to the exhibition and distribution of the Service by KTV, Affiliate and/or the Systems distributing the Service which KTV does not currently possess, and will indemnify and hold harmless Affiliate from and against any claims, damages, liabilities, costs and expenses arising from music performance rights related to the exhibition and distribution of the Service by KTV, Affiliate and/or the Systems distributing the Service.

         (e) In connection with any indemnification provided for in this Section 9, each party shall so indemnify the other only if such other party claiming indemnification shall give the indemnifying party prompt notice of any claim or litigation to which its indemnification applies; it being agreed that the indemnifying party shall have the right to assume the full defense of any or all claims or litigation to which its indemnity applies and that the indemnified party will cooperate fully (at the cost of the indemnifying party) with the indemnifying party in such defense and in the settlement of such claims or litigation, and the indemnified party shall make no compromise or settlement of any such claim without the prior written consent of the indemnifying party. The settlement of any claim without the prior written consent of the indemnifying party shall release the indemnifying party from its obligations hereunder with respect to such claim or action so settled.

         (f) Except as herein provided, neither Affiliate nor KTV shall have any rights against the other party hereto for the non-operation of facilities or the non-furnishing of the Service if such non-operation or non-furnishing is due to an act of God; inevitable accident; fire; lockout; flood; tornado; hurricane; strike; or other labor dispute; riot or civil commotion; earthquake; war; act of government or governmental instrumentality (whether federal, state or local); failure of performance by a common carrier; failure in whole or in part of technical facilities; or other cause (financial inability excepted) beyond such party's reasonable control. In the event of non-operation or non-furnishing of the Service for a period of ten (10) consecutive days, Affiliate shall have the right to insert programming of its choice on the channel otherwise identified with the Service until such time as the Service is fully operational again. Credit will be given to Affiliate, however, on the portion of the Service which is affected by an interruption during any month equal to the product of (i) the license fees which would be due for such month, calculated in accordance with Section 4 hereof, assuming no interruption of Service during such month, multiplied by (ii) a fraction, the numerator of which is the total number of hours of interruption of the Service during such month and the denominator of which is the total number of hours of the Service which would have been provided during such month absent such interruption(s). In the event of non-operation or non-furnishing of the Service for a period of fifteen
         (15) or more consecutive days, or thirty (30) days out of any ninety
         (90) day period, Affiliate may terminate this Agreement by delivery of written notice thereof to KTV without any further obligation or liability on the part of KTV or Affiliate.

         (g) The representations, warranties and indemnities contained in this
         Section 9 shall continue throughout the term of this Agreement and the indemnities shall survive the expiration or termination of this Agreement.

10.      CONFIDENTIALITY

         (a) Neither Affiliate nor KTV shall disclose to any third party (other than its respective officers, directors, employees, auditors and attorneys each of whom shall agree to be bound by the provisions of this Section 10 and whose compliance herewith shall be the legal obligation of the disclosing party) any information with respect to the terms and provisions of this Agreement, including by way of press release(s), and KTV shall not disclose any information obtained in any inspection and/or audit of Affiliate's books and records, except: (i) to the extent necessary to comply with law or legal reporting or disclosure requirements, including those relating to the public or private offering of securities, or the valid order of an administrative agency or a court of competent jurisdiction, in which event the party making such disclosure shall so notify the other as promptly as practicable (and, if possible, prior to making such disclosure) and shall seek confidential treatment of such information; (ii) as part of its normal reporting or review procedure to its parent company, its auditors and its attorneys; provided, however, that such parent company, auditors and attorneys agree to be bound by the provisions of this Section 10; (iii) in order to enforce its rights pursuant to this Agreement; and (iv) if mutually agreed by Affiliate and KTV in advance and in writing.

         (b) This Section 10 shall survive the termination or expiration of this Agreement.

11.      GENERAL

         (a) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, this Agreement may not be assigned by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld, except that upon 30 days' prior notice to the other party, either party may assign this Agreement to any entity controlled by, controlling, or under common control with such party, or to an entity acquiring all or substantially all of the assets of such party, whether by acquisition, stock issuance, trade, merger or other means.

         (b) Neither Affiliate nor KTV shall be, or hold itself out as, the agent of the other under this Agreement. No subscriber of Affiliate shall be deemed to have any privity of contract or direct contractual or other relationship with KTV by virtue of this Agreement or KTV's delivery of the Service to Affiliate hereunder. Likewise, no supplier of advertising or programming or anything else included in the Service by KTV shall be deemed to have any privity of contract or direct contractual or other relationship with Affiliate by virtue of this Agreement or Affiliate's carriage of the Service hereunder. Nothing contained herein shall be deemed to create, and the parties do not intend to create, any relationship of partners, joint venturers or agents, as between Affiliate and KTV, and neither party is authorized to or shall act toward third parties or the public in any manner which would indicate any such relationship with the other. KTV disclaims any present or future right, interest or estate in or to the transmission facilities of Affiliate or the parent, subsidiaries, partnerships or joint venturers controlling the Systems on which the programming signals delivered by Affiliate are transmitted, such disclaimer being to acknowledge that neither Affiliate nor the transmission facilities of the Systems (and the owners thereof) are common carriers.

         (c) Except for the Original KTV Agreement (as hereinafter defined), this Agreement contains the entire understanding of the parties and supersedes all prior understandings of the parties relating to the subject matter herein. This Agreement may not be modified except in writing executed by all parties hereto. Any waiver must be in writing and signed by the party whose rights are being waived and no waiver by either Affiliate or KTV of any breach of any provision hereof shall be or be deemed to be a waiver of any preceding or subsequent breach of the same or any other provision of this Agreement.

         (d) This Agreement and all collateral matters shall be construed in accordance with the internal laws of the State of Colorado applicable to agreements fully made and to be performed therein, irrespective of the place of actual execution or performance.

         (e) The invalidity or unenforceability of any provision of this Agreement shall in no way affect the validity or enforceability of any other provision of this Agreement.

         (f) KTV and Affiliate each acknowledge that this Agreement was fully negotiated by the parties and, therefore, no provision of this Agreement shall be interpreted against any party because such party or its legal representative drafted such provision.

         (g) The provisions of this Agreement are for the exclusive benefit of the parties hereto and their permitted assigns, and no third party shall be a beneficiary of, or have any rights by virtue of, this Agreement.

         (h) The titles and headings of the sections in this Agreement are for convenience only and shall not in any way affect the interpretation of this Agreement.

         (i) If at any time during the term of this Agreement, KTV offers any other distributor of the Service terms and conditions with respect to the following matters: exclusivity, distribution to alternate technologies, tiering, packaging, and/or a la carte carriage (the "Non-Economic Terms"), which are more favorable than the terms set forth herein, KTV shall offer to Affiliate such more favorable terms and conditions with respect to the Non-Economic Terms for such period of time as the same are available to the other third party distributor; provided, however, that Affiliate must also accept those terms and conditions of such other distributor's agreement as were material inducements to KTV's willingness to offer such more favorable terms to the other third party distributor to the extent such terms and conditions are not unique to such other distributor and Affiliate can reasonably comply with such terms and conditions.

                  (ii) Within ten (10) business days after receiving Affiliate's request, KTV shall provide Affiliate with a certificate signed by an authorized officer of KTV stating that KTV has complies with the conditions of this Section.

         (j) As between KTV and Affiliate, Affiliate shall be responsible for all taxes levied upon Affiliate or related to the existence or operation of the Systems or to its handling and delivery of the Service from its Systems' headends to Subscribers. KTV shall be responsible for all taxes levied with respect to producing, distributing, licensing and transmitting the Service to such headends.

         (k) Except with respect to closed captioning and second audio programs (which uses Affiliate agrees shall be reserved to KTV throughout the Term of this Agreement), KTV agrees that signal distribution beyond traditional television video and audio, including but not limited to the use of Vertical Blanking Interval ("VBI"), is not essential to, nor a part of, the transmission of the Service and, thus, except for the rights reserved to KTV herein, all rights in and to signal distribution beyond traditional television video and audio, including but not limited to the use of the VBI, are retained by and reserved to Affiliate, and nothing herein shall preclude Affiliate from exercising and exploiting such rights exclusively by means and in any locations concurrently herewith freely and without restrictions.

         (l) The obligations of Affiliate under this Agreement with respect to the launch and distribution of the Service are in addition to the obligations of Affiliate under that certain Affiliate Agreement dated as of January 1, 1997 between KTV (f/k/a Mind Extension University, Inc.) and Affiliate (the "Original KTV Agreement"). The terms and conditions of the Original KTV Agreement shall govern the distribution of the Service on Systems where the Service is launched pursuant to the terms of such agreement, and the terms and conditions of this Agreement shall govern the distribution of the Service on Systems where the Service is launched pursuant to the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first set forth above.

                                               KNOWLEDGE TV, INC.
                                               a Colorado corporation


                                               By ___________________________
                                                     Glenn R. Jones
                                                      President

                                       COMCAST PROGRAMMING,
                                       a division of COMCAST
                                       CORPORATION


                                       By _____________________________________
                                             Thomas A. Hurley,
                                             Senior Vice President, Programming




(37494)

                                    EXHIBIT A

                          SYSTEMS DISTRIBUTING SERVICE



   List Each
 Franchise Area                                                     No. of
 Served by Each                       Launch Date                Subscribers
     System
 --------------                       -----------                -----------

                                    EXHIBIT B

                                  LICENSE FEES

        Affiliate shall pay License Fees as follows:



Affiliate's
Service                  1998       1999       2000         2001       2002        2003         2004
Subscribers*             ----       ----       ----         ----       ----        ----         ----
-----------

0 - 799,999              $.05       $.07       $.07         $.07       $.10        $.11         $.135


800,000 -                $.05       $.065      $.065        $.07       $.09        $.10         $.125
1,599,999


1,600,000 -              $.05       $.06       $.06         $.065      $.08        $.09         $.115
2,399,999


2,400,000                $.05       $.05       $.06         $.06       $.07        $.08         $.105
or more


* For purposes of calculating applicable volume discounts with respect to license fees payable under this Agreement, all Service Subscribers receiving the Service pursuant to this Agreement and the Original KTV Agreement (as such term is defined herein) shall be aggregated. Similarly, for purposes of calculating applicable volume discounts with respect to license fees payable under the Orginial KTV Agreement, all Service Subscribers receiving the Service pursuant to the Original KTV Agreement and this Agreement shall be aggregated.

                                    EXHIBIT C

                     MARKETS WHERE SYSTEMS ARE TO BE LOCATED


Y Philadelphia DMA (Philadelphia, Willow Grove, Lower Merion, Gloucester, Burlington, East Windsor)
Y        Systems in New Jersey or Connecticut within the NY DMA
Y        Sacramento, CA
Y        Knoxville, TN
Y        South Florida (Broward County/Palm Beach County)
Y        Indianapolis, IN
Y        West Florida (Sarasota/Arcadia/Venice/Lehigh Acres/Port Charlotte)
Y        Chesterfield, VA
Y        Tallahassee, FL
Y        Mobile, AL
Y        Howard County, MD
Y        New Haven, Conn.
Y        Detroit DMA

To qualify toward the subscriber benchmark in Section 5(b) hereof, the market must have at least 50,000 Comcast/KTV subscribers.

                                   Exhibit E

                         FORM OF GREAT AMERICAN COUNTRY
                               AFFILIATE AGREEMENT


                  THIS AGREEMENT is made as of the ___ day of ______________, 199_, by and between GREAT AMERICAN COUNTRY, INC., a Colorado corporation
("G A C"), and COMCAST PROGRAMMING, a division of COMCAST CORPORATION, a Pennsylvania corporation ("Affiliate"), whose address is 1500 Market Street, Philadelphia, PA. 19102.



IN CONSIDERATION OF THE MUTUAL COVENANTS, STIPULATIONS AND
REPRESENTATIONS CONTAINED HEREIN, THE PARTIES HERETO AGREE
AS FOLLOWS:

1.       GRANT OF LICENSE

         Subject to the terms and conditions of this Agreement, G A C hereby grants to Affiliate the non-exclusive license to distribute the "Great American Country" service (the "Service") within any operating area within the United States of any (i) cable, satellite master antenna television system(s) ("SMATV") or multichannel multipoint distribution system(s) of which Affiliate owns now or hereafter no less than 50%, or of which Affiliate owns now or hereafter no less than 20% and over which Affiliate has management control including the authority to make programming decisions with respect to the applicable system, and (ii) any SMATV system that is operated by a party other than Affiliate in the operating area of any cable system of Affiliate or an area contiguous thereto, all as listed on the attached Exhibit A, as such list may be amended from time to time (the "System(s)"). Affiliate shall give prior written notice to G A C of the addition of a System to Exhibit A.

2.       TERM AND TERMINATION

         (a) The term of this Agreement shall commence on the date hereof and shall extend for a period of five (5) years plus ninety (90) days from the date hereof.

         (b) Except as otherwise provided herein, neither Affiliate nor G A C may terminate this Agreement except upon ninety (90) days prior written notice and then only if the other has made a material misrepresentation herein or breaches any of its material obligations hereunder and such misrepresentation or breach (which shall be specified in such notice) is not cured within ninety (90) days of such notice, or the defaulting party has not undertaken within such ninety (90) day period and is not diligently pursuing actions to cure such misrepresentation or breach. The parties' right to terminate this Agreement pursuant to this Section 2(b) shall be in addition to any right or remedy which either party may have in law or equity.

3.       CONTENT OF SERVICE

         (a) G A C shall have the exclusive authority to determine the content and format of the Service, and the selection, scheduling, substitution and withdrawal of any program or advertisement shall remain within the sole discretion of G A C. Notwithstanding the foregoing, the Service shall consist of a twenty-four (24) hour a day, satellite-delivered country music television network that features current and past country music videos, concerts, information on country music artists and occasional short-form programming that focuses on both country music and country music's performing artists. Affiliate shall distribute the Service without addition, deletion, alteration, editing or amendment, including any copyright notices, credits and similar notices, trademarks or trade names contained therein.

         (b) G A C shall make available to Affiliate not less than four (4) minutes of commercial advertising time in each programming hour for use by Affiliate in inserting local advertising or promotions. All such availabilities shall be at such points in the transmission of the Service as G A C determines in its sole discretion. G A C shall signal Affiliate's commercial advertising time by a hidden cue tone. Affiliate shall use its reasonable efforts to assure that all commercial matter or advertisements it inserts with the Service (i) are not offensive in nature; (ii) do not suggest an affiliation between G A C or any programming contained in the Service, and third party advertisers, and (iii) are compatible with applicable law. Affiliate's commercial advertising time shall be fixed, nonrecapturable and nonpreemptible, except that under limited circumstances and uniformly applied to all affiliates of G A C, G A C may give thirty (30) days' notice to Affiliate preempting Affiliate's specific commercial time, provided that G A C makes available to Affiliate, within sixty
         (60) days of such preemption, an equal amount of commercial time in a like time period.

         (c) The Service shall not contain more than four (4) hours of infomercial and/or long form (i.e. longer than two minutes) home shopping programming (collectively, "Infomercial Programming"), in any day, and any Infomercial Programming so included in the Service shall be aired only between the hours of

         Midnight and 6:00 a.m. Eastern Time. Beginning at the earlier of (i) January 1, 2002, (ii) such time as the Service is being distributed to at least 20,000,000 Service Subscribers, in the aggregate, in the United States, or (iii) the date on which any other affiliate of G A C has the right to preempt Infomercial Programming included in the Service, Affiliate shall be entitled, at its option, to preempt up to one hundred percent (100%) of the Infomercial Programming included in the Service. In the event of any such permitted preemption, Affiliate shall be entitled to insert programming of its own choosing into the Service during the periods of such preemption; provided, however, that such inserted programming is not adult-oriented programming and otherwise meets the standards for inserted material set forth in
         Section 3(b) of this Agreement.

4.       RATES AND PAYMENTS

         (a) For those Systems listed on Exhibit A attached hereto, as the same may be amended, on or before the forty-fifth (45th) day following each month throughout the term of this Agreement, Affiliate shall pay to G A C for each Service Subscriber of such System during the preceding month, at the address specified by G A C, license fees in an amount calculated in accordance with the attached Exhibit B.

         (b) G A C's failure, for any reason, to send an invoice for a particular monthly payment shall not relieve Affiliate of its obligation to make any payment in a timely manner consistent with the terms of this Agreement. Past due payments may, at G A C's option, bear interest at a rate equal to the lesser of (i) one percent (1%) per month or (ii) the maximum legal rate permitted under law, and Affiliate shall be liable for all reasonable costs and expenses (including, without limitation, reasonable court costs and attorneys' fees) incurred by G A C in collecting any past due payments.

         (c) For purposes of this Agreement, the term "Service Subscriber" shall mean (i) each residential customer and commercial or business establishment (including any restaurant, barbershop, lounge, tavern, social, athletic or country club, bar, business office, sales office, store or shop) receiving and separately paying for any level of cable television service which includes the Service from each System, and
         (ii) the number of basic equivalent subscribers computed by dividing the monthly revenue for cable television service paid by bulk accounts (such as apartment buildings, cooperatives, condominiums, mobile home parks, hotels, and motels) of each System for cable television service up to and including the level of service that includes the Service by the standard residential rate of that System for cable television service up to and including the level of service that includes the Service;

         provided, however, that the term "Service Subscriber" shall not include persons who do not pay any monies to Affiliate to receive the level of service on which the Service is carried (which shall be limited to full-time employees of Affiliate or of cable system operators located within a System's DMA, schools, libraries, government buildings and offices and any other complimentary service which is required by a System's franchise ordinance, grant, license or other authorizing operating agreement).

         (d) Accompanying each payment during the term of this Agreement, Affiliate shall provide to G A C a true and complete monthly report, prepared by the chief financial officer of Affiliate or his/her authorized designee specifying for each System the average number of Service Subscribers of each System during the subject payment period (computed by dividing the sum of the number of Service Subscribers on the first and last day of the payment period by two (2)) and certifying the accuracy of such information and containing such other information as may be reasonably required by G A C for accurate billing purposes, subject to applicable law.

         (e) Affiliate agrees to keep and maintain complete and accurate books and records of matters relating to this Agreement. Affiliate grants
         G A C, itself or through an independent audit service selected by G A C, the right, during regular business hours, at G A C's expense, to inspect, make copies and otherwise audit such books and records at Affiliate's offices upon fifteen (15) days' prior written notice from G A C. G A C's right to perform such audit shall be limited to once in any twelve (12) month period during the term of this Agreement and shall be limited to an audit with respect to amounts paid in the current calendar year and prior calendar year. Throughout such audit, G A C's auditors or its representatives shall discuss with Affiliate's controller, or his designee, audit methodology as well as a reasonable estimate of any additional payments which G A C believes may be due. If, as a result of such audit, it is determined that Affiliate's payments to G A C under this Agreement were less than what they should have been, Affiliate shall pay to G A C, upon demand by G A C, the difference between Affiliate's actual payments to G A C and the undisputed amounts Affiliate should have paid to G A C hereunder; provided, however, that G A C shall, upon request by Affiliate, make available copies of work papers, analyses and other supporting documentation used to calculate any such difference. If, as a result of such audit, it is determined that Affiliate's payments to G A C under this Agreement were greater than what they should have been, Affiliate may elect to receive a cash refund from G A C of such overpayment or may elect to have the amount of such overpayment credited against future license fees that may be owed to G A C under this Agreement. If G A C audits

         Affiliate's books hereunder, G A C must make any claim against Affiliate within three (3) months after G A C completes such audit.
         If the claim is not made within such three (3) month period, G A C will be deemed to have waived its right to collect any shortfalls from Affiliate for the period(s) audited. Both parties shall endeavor to resolve any claim hereunder in a timely manner.

5.       DELIVERY AND DISTRIBUTION

         (a) During the term of this Agreement, each of the Systems shall offer the Service on such level, and as part of such package, of cable television service as Affiliate may elect; provided, however, that Affiliate may not distribute the Service (i) as a stand alone a la carte service, unless the Service is also carried on a tier with at least three (3) other national cable television services; or (ii) as part of a package of cable television services that includes pay or premium services, such as HBO, Showtime or other similar services; and provided further, however, that Affiliate must maintain an aggregate Penetration (as hereinafter defined) for the Service on all Systems distributing the Service of not less than fifty percent (50%). For purposes of this Section 5(a), the term "Penetration" means the ratio of the aggregate number of Service Subscribers in all Systems distributing the Service, to the total number of basic subscribers of those Systems, excluding those subscribers receiving only a "lifeline" level of service. Affiliate shall designate one (1) channel on each System for the carriage of the Service prior to the commencement of the delivery of the Service on such System. Affiliate may change, from time to time, the channel designation on which the Service is carried; provided, however, that Affiliate shall use commercially reasonable efforts to give G A C written notice of the change and the new channel designation at least thirty (30) days prior to the effective date of such change.

         (b) On or before forty-five (45) days after the date of this Agreement, (the "New System Launch Date"), Affiliate shall launch the Service in systems that are not currently distributing the Service, which systems shall represent at least 500,000 Service Subscribers. If Affiliate does not launch the Service on Systems representing at least 500,000 Service Subscribers as of the New System Launch Date, Affiliate shall have until ninety (90) days after the date of this Agreement to cure such default without any liability or obligation of any kind to G A C.

         (c) Each System shall distribute the Service on a full time basis at all times during the term of this Agreement at the hours it is initially transmitted by G A C.

         (d) Affiliate shall not delete the Service from any System or delete any System from Exhibit A during the term of this Agreement; provided, however, that in the event Affiliate sells a System to an unaffiliated third party, Affiliate shall be relieved of all of its obligations with respect to such System for all periods after the date of sale of such System. Notwithstanding the foregoing, at no time during the term of this Agreement, commencing from and after the New System Launch Date, shall the number of Service Subscribers be less than 500,000 (the "Minimum Distribution Requirement").

         (e) G A C will transmit the Service to each System by means of domestic communications satellite GE American C-3, Transponder 20, and at all times at no additional cost to Affiliate. Affiliate shall, at its own expense, obtain and install such earth station receivers and other equipment as shall be necessary to receive, descramble (if necessary) and transmit and deliver to Subscribers receiving the Service the signals comprising the Service. In the event G A C decides to change the transmission of the Service to another domestic communications satellite or change its scrambling or transmission technology, G A C shall notify Affiliate at least sixty (60) days prior to the effective date of such change. If it reasonably appears that as a result of such proposed change Affiliate will incur the expense of additional equipment in order to continue to receive or decode the Service, Affiliate will be entitled to terminate this Agreement with respect to all affected Systems as of the effective date of such change; provided, however, that this termination right shall not apply if (i) G A C agrees to reimburse such Systems for its pro rata share (based on the number of signals to be received by any System from such new satellite) of the cost of purchasing and installing equipment reasonably necessary for such Systems to receive the Service as the result of any such change; (ii) physical space exists at the then-existing earth station sites to accommodate the necessary equipment; and (iii) current zoning and other restrictions permit such additional equipment. G A C shall provide a high quality signal for provision of the Service and shall use commercially reasonable efforts to maintain such high quality signal. Affiliate shall use commercially reasonable efforts to maintain the high quality signal provided by G A C.

         (f) Subject to then existing law, Affiliate shall not itself, and shall not expressly authorize others to, copy, tape or otherwise reproduce any part of the Service without G A C's prior written authorization, and shall take reasonable and practical security measures to prevent the unauthorized copying or taping by others; provided, however, that nothing herein shall prohibit Affiliate from assisting its residential subscribers in connecting video cassette recorders to record the Service. Affiliate shall not distribute or exhibit, and shall not expressly authorize or license or knowingly permit the distribution or exhibition of, the Service by any means or device, whether now known or hereafter devised, other than through the Systems now or hereafter listed in Exhibit A hereto and in accordance with the terms of this Agreement.

6.       PROMOTION AND RESEARCH

         (a) Affiliate shall use commercially reasonable efforts, as determined in its best business judgment, to promote, market and sell the Service to subscribers and to the general public within the Operating Area of each System. Advertising, promotional, marketing and/or sales materials concerning the Service which are provided to Affiliate by G A C, if used by Affiliate, shall be used without any alteration, deletion, addition or any other change, unless such changes are approved by G A C prior to use by Affiliate.

         (b) At G A C's request, each System shall use commercially reasonable efforts in its business judgment to provide G A C with data regarding the marketing and promotion of the Service by Affiliate. Subject to applicable federal, state and local law (including the franchises, if any, pursuant to which the Systems are operated), Affiliate also agrees to render such other assistance to G A C as G A C may request and which Affiliate may reasonably provide in its business judgment in connection with any marketing test, survey, poll or other research which G A C may undertake in connection with the Service. G A C shall treat as confidential any data or information which G A C receives from Affiliate, and shall not utilize any such data or information except in connection with such research.

7.       NOTICES

         All notices, statements and other communications given hereunder shall be in writing and shall be delivered by facsimile transmission, telegraph, personal delivery, certified mail, return receipt requested, or by next day express delivery, addressed, if to G A C at 9697 East Mineral Avenue, Englewood, Colorado 80112, Attn: President, G A C, (Fax: 303-799-1644), with a copy to the Legal Department and, if to Affiliate, at its address set forth herein or by facsimile at 215-981-7793, with a copy to the Legal Department. The date of such facsimile transmission, telegraphing or personal delivery or the next day if by express delivery, or the date three (3) days after mailing, shall be deemed the date on which such notice is given and effective.

8.       TRADEMARKS

         (a) All right, title and interest in and to the Service, and all materials, formats, computer software or other rights of whatever nature related thereto shall remain the property of G A C. Further, Affiliate acknowledges and agrees that all names, logos, marks, copyright notices or designations utilized by G A C in connection with the Service (the "Marks") are the sole and exclusive property of G A C and/or its affiliates, and no rights or ownership are intended to be or shall be transferred to Affiliate. Affiliate's use of the Marks shall be limited to the advertising and promotion of its carriage of the Service over the Systems pursuant to this Agreement; provided, however, that Affiliate may request that G A C allow it to use the Marks in other manners, and G A C agrees not to unreasonably withhold its consent to reasonable business uses of the Marks requested by Affiliate. G A C shall provide Affiliate with samples of the Marks which Affiliate shall use in their entirety (including all service mark and trademark notices) whenever the Marks are used by Affiliate.

         (b) G A C acknowledges that the names "Comcast", "Comcast Cable Communications, Inc.", "Comcast Cablevision" and the concentric "C" mark are the exclusive property of Affiliate and/or its affiliated entities, and that G A C has not and will not acquire any proprietary rights therein by reason of this Agreement. Any use of such names or marks by G A C shall be subject to Affiliate's prior written consent.

9.       REPRESENTATIONS AND INDEMNIFICATION

         (a) G A C represents and warrants to Affiliate that (i) it is a corporation duly organized and validly existing and in good standing under the laws of the State of Colorado; (ii) G A C has the corporate power and authority to enter into this Agreement and to fully perform its obligations hereunder; (iii) G A C is under no contractual or other legal obligation which in any way interferes with its ability to fully, promptly and completely perform hereunder; (iv) the individual executing this Agreement on behalf of G A C has the authority to do so; (v) G A C is operating in substantial compliance with all applicable laws, rules and regulations; (vi) nothing contained in the Service shall violate the civil or property rights, copyrights, trademark rights, right of privacy or any other right of any person, firm or corporation except that no representation and warranty is given with respect to music performance rights, subject to the indemnification obligation of G A C pursuant to Section 9(d) hereof; and (vii) the license fee rates set forth on Exhibit B attached hereto for the years 2003 and 2004 are the standard license fee rates for G A C, and have been agreed to in at least one written affiliate agreement with a cable television operator in the United States with an equivalent or greater number of basic cable television subscribers as Affiliate.

         (b) Affiliate represents and warrants to G A C that (i) Affiliate is a corporation duly organized and validly existing and in good standing under the laws of the Commonwealth of Pennsylvania; (ii) Affiliate has the corporate power and authority to enter into this Agreement and to fully perform its obligations hereunder; (iii) the individual executing this Agreement on behalf of Affiliate has the authority to do so; and
         (iv) Affiliate is under no contractual or other legal obligation which in any way interferes with its ability to fully, promptly and completely perform hereunder.

         (c) Affiliate and G A C shall each indemnify, defend and forever hold harmless the other, the other's affiliated companies and their respective officers, directors, employees, partners and agents from all liabilities, claims, costs, damages and expenses (including, without limitation, reasonable counsel fees) arising out of any breach or claimed breach by it of any representation or warranty or any of its obligations pursuant to this Agreement. G A C will credit Affiliate for any continuous interruption of Service caused by G A C of twenty-four (24) hours or longer. The amount so credited shall be an amount equal to that portion of the monthly license fees applicable to the period during which the Service was interrupted. G A C's liability for damages arising out of its inability or failure to deliver the Service shall be limited to the license fee credits set forth in the preceding sentence.

         (d) With respect to music performance rights, G A C agrees that it will use its commercially reasonable efforts, at its expense, to secure additional appropriate licenses, authorities or other grants of right regarding music performance rights related to the exhibition and distribution of the Service by G A C, Affiliate and/or the Systems distributing the Service which G A C does not currently possess, and will indemnify and hold harmless Affiliate from and against any claims, damages, liabilities, costs and expenses arising from music performance rights related to the exhibition and distribution of the Service by G A C, Affiliate and/or the Systems distributing the Service.

         (e) In connection with any indemnification provided for in this Section 9, each party shall so indemnify the other only if such other party claiming indemnification shall give the indemnifying party prompt notice of any claim or litigation to which its indemnification applies; it being agreed that the indemnifying party shall have the right to assume the full defense of any or all claims or litigation to which its indemnity applies and that the indemnified party will cooperate fully (at the cost of the indemnifying party) with the indemnifying party in such defense and in the settlement of such claims or litigation, and the indemnified party shall make no compromise or settlement of any such claim without the prior written consent of the indemnifying party. The settlement of any claim without the prior written consent of the indemnifying party shall release the indemnifying party from its obligations hereunder with respect to such claim or action so settled.

         (f) Except as herein provided, neither Affiliate nor G A C shall have any rights against the other party hereto for the non-operation of facilities or the non-furnishing of the Service if such non-operation or non-furnishing is due to an act of God; inevitable accident; fire; lockout; flood; tornado; hurricane; strike; or other labor dispute; riot or civil commotion; earthquake; war; act of government or governmental instrumentality (whether federal, state or local); failure of performance by a common carrier; failure in whole or in part of technical facilities; or other cause (financial inability excepted) beyond such party's reasonable control. In the event of non-operation or non-furnishing of the Service for a period of ten (10) consecutive days, Affiliate shall have the right to insert programming of its choice on the channel otherwise identified with the Service until such time as the Service is fully operational again. Credit will be given to Affiliate, however, on the portion of the Service which is affected by an interruption during any month equal to the product of (i) the license fees which would be due for such month, calculated in accordance with Section 4 hereof, assuming no interruption of Service during such month, multiplied by (ii) a fraction, the numerator of which is the total number of hours of interruption of the Service during such month and the denominator of which is the total number of hours of the Service which would have been provided during such month absent such interruption(s). In the event of non-operation or non-furnishing of the Service for a period of fifteen (15) or more consecutive days, or thirty (30) days out of any ninety (90) day period, Affiliate may terminate this Agreement by delivery of written notice thereof to G A C without any further obligation or liability on the part of G A C or Affiliate.

         (g) The representations, warranties and indemnities contained in this
         Section 9 shall continue throughout the term of this Agreement and the indemnities shall survive the expiration or termination of this Agreement.

10.      CONFIDENTIALITY

         (a) Neither Affiliate nor G A C shall disclose to any third party (other than its respective officers, directors, employees, auditors and attorneys each of whom shall agree to be bound by the provisions of this Section 10 and whose compliance herewith shall be the legal obligation of the disclosing party) any information with respect to the terms and provisions of this Agreement, including by way of press release(s), and G A C shall not disclose any information obtained in any inspection and/or audit of Affiliate's books and records, except: (i) to the extent necessary to comply with law or legal reporting or disclosure requirements, including those relating to the public or private offering of securities, or the valid order of an administrative agency or a court of competent jurisdiction, in which event the party making such disclosure shall so notify the other as promptly as practicable (and, if possible, prior to making such disclosure) and shall seek confidential treatment of such information; (ii) as part of its normal reporting or review procedure to its parent company, its auditors and its attorneys; provided, however, that such parent company, auditors and attorneys agree to be bound by the provisions of this Section 10;
         (iii) in order to enforce its rights pursuant to this Agreement; and
         (iv) if mutually agreed by Affiliate and G A C in advance and in writing.

         (b) This Section 10 shall survive the termination or expiration of this Agreement.

11.      GENERAL

         (a) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, this Agreement may not be assigned by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld, except that upon 30 days' prior notice to the other party, either party may assign this Agreement to any entity controlled by, controlling, or under common control with such party, or to an entity acquiring all or substantially all of the assets of such party, whether by acquisition, stock issuance, trade, merger or other means.

         (b) Neither Affiliate nor G A C shall be, or hold itself out as, the agent of the other under this Agreement. No subscriber of Affiliate shall be deemed to have any privity of contract or direct contractual or other relationship with G A C by virtue of this Agreement or G A C's delivery of the Service to Affiliate hereunder. Likewise, no supplier of advertising or programming or anything else included in the Service by G A C shall be deemed to have any privity of contract or direct contractual or other relationship with Affiliate by virtue of this Agreement or Affiliate's carriage of the Service hereunder. Nothing contained herein shall be deemed to create, and the parties do not intend to create, any relationship of partners, joint venturers or agents, as between Affiliate and G A C, and neither party is authorized to or shall act toward third parties or the public in any manner which would indicate any such relationship with the other. G A C disclaims any present or future right, interest or estate in or to the transmission facilities of Affiliate or the parent, subsidiaries, partnerships or joint venturers controlling the Systems on which the programming signals delivered by Affiliate are transmitted, such disclaimer being to acknowledge that neither Affiliate nor the transmission facilities of the Systems (and the owners thereof) are common carriers.

         (c) Except for the Original G A C Agreement (as hereinafter defined), this Agreement contains the entire understanding of the parties and supersedes all prior understandings of the parties relating to the subject matter herein. This Agreement may not be modified except in writing executed by all parties hereto. Any waiver must be in writing and signed by the party whose rights are being waived and no waiver by either Affiliate or G A C of any breach of any provision hereof shall be or be deemed to be a waiver of any preceding or subsequent breach of the same or any other provision of this Agreement.

         (d) This Agreement and all collateral matters shall be construed in accordance with the internal laws of the State of Colorado applicable to agreements fully made and to be performed therein, irrespective of the place of actual execution or performance.

         (e) The invalidity or unenforceability of any provision of this Agreement shall in no way affect the validity or enforceability of any other provision of this Agreement.

         (f) G A C and Affiliate each acknowledge that this Agreement was fully negotiated by the parties and, therefore, no provision of this Agreement shall be interpreted against any party because such party or its legal representative drafted such provision.

         (g) The provisions of this Agreement are for the exclusive benefit of the parties hereto and their permitted assigns, and no third party shall be a beneficiary of, or have any rights by virtue of, this Agreement.

         (h) The titles and headings of the sections in this Agreement are for convenience only and shall not in any way affect the interpretation of this Agreement.

         (i) (i) G A C agrees that if, at any time during the term of this Agreement, it gives or offers to any third party with an equivalent or lesser number of Service Subscribers than Affiliate any non-economic term, provision, covenant or consideration (excluding deletion rights) which are or is more favorable to such third party than Affiliate is receiving hereunder, G A C will afford such more favorable non-economic term, provision, covenant or consideration to Affiliate, on and subject to the same material terms and conditions offered or given to such other affiliate.

                  (ii) Within ten (10) business days after receiving Affiliate's request, G A C shall provide Affiliate with a certificate signed by an authorized officer of G A C stating that G A C has complied with the conditions of this Section.

         (j) As between G A C and Affiliate, Affiliate shall be responsible for all taxes levied upon Affiliate or related to the existence or operation of the Systems or to its handling and delivery of the Service from its Systems' headends to subscribers. G A C shall be responsible for all taxes levied with respect to producing, distributing, licensing and transmitting the Service to such headends.

         (k) Except with respect to closed captioning and second audio programs (which uses Affiliate agrees shall be reserved to G A C throughout the Term of this Agreement), G A C agrees that signal distribution beyond traditional television video and audio, including but not limited to the use of Vertical Blanking Interval ("VBI"), is not essential to, nor a part of, the transmission of the Service and, thus, except for the rights reserved to G A C herein, all rights in and to signal distribution beyond traditional television video and audio, including but not limited to the use of the VBI, are retained by and reserved to Affiliate, and nothing herein shall preclude Affiliate from exercising and exploiting such rights exclusively by means and in any locations concurrently herewith freely and without restrictions.

         (l) The obligations of Affiliate under this Agreement with respect to the launch and distribution of the Service are in addition to the obligations of Affiliate under that certain Affiliate Agreement dated as of December 10, 1997 between G A C and Affiliate (the "Original
         G A C Agreement"). The terms and conditions of the Original G A C Agreement shall govern the distribution of the Service on Systems where the Service is launched pursuant to the terms of such agreement, and the terms and conditions of this Agreement shall govern the distribution of the Service on Systems where the Service is launched pursuant to the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first set forth above.

                                GREAT AMERICAN COUNTRY, INC.
                                a Colorado corporation


                                By ______________________________________
                                      Jeffrey C. Wayne
                                      Vice President and General Manager

                                COMCAST PROGRAMMING,
                                a division of COMCAST
                                CORPORATION


                                By ______________________________________
                                      Thomas A. Hurley,
                                      Senior Vice President, Programming

(37490)

                                    EXHIBIT A

                          SYSTEMS DISTRIBUTING SERVICE



       List Each
    Franchise Area                                                  No. of
 Served by Each System              Launch Date                   Subscribers
 ---------------------              -----------                   -----------

                                                EXHIBIT B

                                               LICENSE FEES

I. Affiliate shall pay the following license fees per Service Subscriber per month (the "Base Rate"):


Penetration of
Service in
any System           1998      1999       2000      2001       2002      2003       2004
----------           ----      ----       ----      ----       ----      ----       ----
70% or
greater              $.05      $.055      $.06      $.065      $.07      $.075      $.08


II. In Systems where the Service is distributed on a level of cable television service with a penetration rate of less than 70% (excluding lifeline), Affiliate shall pay, in addition to the Base Rate, the following tier surcharge per Service Subscriber per month:


Penetration of
Service in any System             1998 through 2004
---------------------             -----------------

50% to 69.9%                      $.02
30% to 49.9%                      $.04
20% to 29.9%                      $.06
0%-19%                            $.08

III. The following volume discounts to the Base Rate are available to Affiliate based on the aggregate number of Service Subscribers of Affiliate receiving the Service pursuant to the terms of this Agreement:


Aggregate Number of                    % Discount Applicable
Service Subscribers*                   to the Base Rate
--------------------                   ---------------------

100,000 - 249,999                      5%
250,000 - 499,999                      10%
500,000 - 749,999                      15%
750,000 - 999,999                      20%
1,000,000 - 1, 999,999                 25%
2,000,000 - 3,999,999                  40%
Over 4,000,000                         50%

*For purposes of calculating applicable volume discounts with respect to license fees payable under this Agreement, all Service Subscribers receiving the Service pursuant to this Agreement and the Orginal GAC Agreement (as such term is defined herein) shall be aggregated.

                                   EXHIBIT 13

                                                                  Execution Copy




                              AMENDED AND RESTATED

                           PURCHASE AND SALE AGREEMENT

                                  by and among

                            BCI TELECOM HOLDING INC.,

                            BTH (U.S. CABLE) LIMITED,

                            BTH (INTERCABLE) LIMITED

                                       and

                               COMCAST CORPORATION

                              AMENDED AND RESTATED
                           PURCHASE AND SALE AGREEMENT

                                      INDEX

                                                                                                               Page
                                                                                                               ----
ARTICLE I SALE AND PURCHASE.......................................................................................2

         Section 1.1. Purchase and Sale...........................................................................2
         Section 1.2. Purchase Price..............................................................................3

ARTICLE II EFFECTIVE TIME.........................................................................................4

         Section 2.1. Effective Time..............................................................................4

ARTICLE III REPRESENTATIONS AND WARRANTIES OF BTH.................................................................4

         Section 3.1. Organization and Standing...................................................................4
         Section 3.2. Ownership of the Class A Shares.............................................................5
         Section 3.3. Capitalization..............................................................................5
         Section 3.4. No Other Investments; No Liabilities........................................................6
         Section 3.5. Corporate Power and Authority...............................................................7
         Section 3.6. Conflicts; Consents and Approvals...........................................................7
         Section 3.7. Brokerage and Finder's Fees; Expenses.......................................................8
         Section 3.8. Shareholders Agreement and Option Agreements................................................8
         Section 3.9. Transactions with Affiliates and Jones......................................................9
         Section 3.10. Status of the Company......................................................................9

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COMCAST..............................................................9

         Section 4.1. Organization and Standing...................................................................9
         Section 4.2. Corporate Power and Authority..............................................................10
         Section 4.3. Conflicts; Consents and Approvals..........................................................10
         Section 4.4. Brokerage and Finder's Fees; Expenses......................................................11
         Section 4.5.  Investment Purpose........................................................................11
         Section 4.6.  Transactions with Jones...................................................................11

ARTICLE V CONDITIONS TO THE OBLIGATIONS OF COMCAST AT THE INITIAL CLOSING AND THE FINAL CLOSING..................11

         Section 5.1. Litigation; No Opposition..................................................................11
         Section 5.2. Representations, Warranties and Covenants..................................................11
         Section 5.3. Approvals..................................................................................12
         Section 5.4. Other Deliveries...........................................................................12
         Section 5.5. HSR Act....................................................................................13
         Section 5.6. Material Adverse Change....................................................................13

                                                                                                               Page
                                                                                                               ----

         Section 5.7. Litigation.................................................................................13
         Section 5.8. Status of the Company......................................................................13

ARTICLE VI CONDITIONS TO THE OBLIGATIONS OF BTH AND THE BTH SUBSIDIARIES AT THE
INITIAL CLOSING AND THE FINAL CLOSING............................................................................14

         Section 6.1. Litigation; No Opposition..................................................................14
         Section 6.2. Representations, Warranties and Covenants..................................................14
         Section 6.3.  Approvals.................................................................................14
         Section 6.4. Other Deliveries...........................................................................15
         Section 6.5.  HSR Act...................................................................................15

ARTICLE VII COVENANTS............................................................................................15

         Section 7.1. [Intentionally left blank].................................................................15
         Section 7.1. [Intentionally left blank].................................................................15
         Section 7.3. Consultation with Comcast..................................................................16
         Section 7.4. Prohibited Transaction.....................................................................18
         Section 7.5. Exercise of the Control Option.............................................................18
         Section 7.6. Litigation.................................................................................19
         Section 7.7. Covenant Not to Take Certain Actions.......................................................20
         Section 7.8  Resignation of Directors...................................................................21
         Section 7.9. Covenant to Act in Good Faith..............................................................21
         Section 7.10. Tax Matters...............................................................................22
         Section 7.11. Other Agreements..........................................................................22
         Section 7.12. Updates...................................................................................23
         Section 7.13  Programming Rights........................................................................23

ARTICLE VIII CLOSINGS............................................................................................23

         Section 8.1. Initial Closing............................................................................23
         Section 8.2. Deliveries at the Initial Closing..........................................................23
         Section 8.3. Final Closing..............................................................................24
         Section 8.4. Deliveries at the Final Closing............................................................24
         Section 8.5. Conditions to Final Closing of Comcast.....................................................25
         Section 8.6. Conditions of BCE and BTH to the Final Closing.............................................28
         Section 8.7. Simultaneous Closing.......................................................................29
         Section 8.8. Alternative Final Closing Procedures.......................................................30

ARTICLE IX TERMINATION...........................................................................................32

         Section 9.1. Termination................................................................................32
         Section 9.2. Effect Of Termination......................................................................32
         Section 9.3. Right to Proceed...........................................................................32

ARTICLE X RIGHTS AND OBLIGATIONS SUBSEQUENT TO CLOSING...........................................................33

                                                                                                               Page
                                                                                                               ----
         Section 10.1. Survival of Representations, Warranties and Covenants.....................................33
         Section 10.2. Regulatory Filings........................................................................33

ARTICLE XI INDEMNIFICATION.......................................................................................33

         Section 11.1. Indemnification by BCE....................................................................33
         Section 11.2. Limitations on Indemnification by BCE.....................................................34
         Section 11.3. Indemnification by Comcast................................................................35
         Section 11.4. Limitation on Indemnification by Comcast..................................................35
         Section 11.5. Notice: Defense of Claims.................................................................36
         Section 11.6. No Right of Contribution..................................................................37

ARTICLE XII DEFINITIONS..........................................................................................37


ARTICLE XIII MISCELLANEOUS.......................................................................................39

         Section 13.1. Further Assurances........................................................................39
         Section 13.2. Counting of Days..........................................................................39
         Section 13.3. Fees and Expenses.........................................................................39
         Section 13.4. Dispute Resolution........................................................................39
         Section 13.5. Waivers...................................................................................40
         Section 13.6. Governing Law and Consent to Jurisdiction.................................................40
         Section 13.7. Notices...................................................................................40
         Section 13.8. Entire Agreement..........................................................................41
         Section 13.9. Assignability; Binding Effect.............................................................42
         Section 13.10. Captions and Gender......................................................................42
         Section 13.11. Execution in Counterparts................................................................42
         Section 13.12. Amendments...............................................................................42
         Section 13.13. Publicity and Disclosures................................................................42
         Section 13.14. Equitable Relief.........................................................................42
         Section 13.15. Severability.............................................................................43
         Section 13.16. Surety of Payment........................................................................43
         Section 13.17. Miscellaneous............................................................................43


49% Subsidiary Stock................................2
Affiliate..........................................38
Affiliate Stock.....................................3
Associate..........................................38
BCE................................................19
BCE Indemnification Cut-Off Date...................36
BCE Indemnified Parties............................36
BTH.................................................2
BTH Indemnified Party..............................36
BTH Subsidiaries....................................2
Claim..............................................38
Class A Shares......................................2
Class A Stock.......................................2
Comcast Indemnification Cut-Off Date...............35
Comcast Indemnified Parties........................34
Comcast Indemnified Party..........................34
Common Stock........................................2
Company.............................................2
Control Option......................................2
Control Option Agreements...........................2
Control Shares......................................2
Fee Letter..........................................3
Final Closing......................................25
Final Closing Date..................................4
Final Closing Payment...............................4
Final Purchase......................................4
Franchise..........................................39
Franchising Authority..............................39
Governmental Authority..............................9
HSR Act.............................................9
Initial Closing....................................24
Initial Closing Date................................4
Initial Closing Payment.............................4
Initial Purchase....................................3
Initial Shares......................................2
Intercable..........................................2
International.......................................2
JEC.................................................2
Jones...............................................2
Jones Companies.....................................2
Jones Companies Shareholders Agreements............39
Jones Sellers.......................................2
Jones/BTH Agreements...............................39
Jones/Comcast Agreement.............................3
Jones/Comcast Closing...............................4
Knowledge..........................................39
Litigation.........................................14
Losses.............................................34
Material Adverse Effect............................39
Notice of Preference...............................17
Payments...........................................39
Person.............................................39
Purchase Price......................................4
Purchased Assets....................................3
Remaining Subsidiary Stock..........................3
SEC.................................................9
Section 3.1(a)(vi) Exercise........................20
Shareholders Agreement..............................2
Simultaneous Closing................................4
Simultaneous Closing Date...........................4
Subsidiary Stock...................................40
Supply Services Agreement...........................3
Transfer...........................................40
US Cable............................................2

                AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

         This AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT by and among BCI Telecom Holding Inc., a Canadian corporation f/k/a Bell Canada International Inc. (together with any successor thereto permitted pursuant to the last sentence of Section 7.4, "BTH"), BTH (U.S. Cable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI III Limited ("US Cable"), BTH (Intercable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI VI Limited ("Intercable , and together with US Cable, the "BTH Subsidiaries") and Comcast Corporation, a Pennsylvania corporation ("Comcast"), dated as of May 22, 1998, is amended and restated as of this 12 day of August, 1998.

         WHEREAS, the parties entered into a Purchase and Sale Agreement dated as of May 22, 1998 and desire to amend and restate such Purchase and Sale Agreement as set forth herein;

         WHEREAS, US Cable is the record and beneficial owner of 12,782,500 shares (the "Class A Shares") of Class A Common Stock, par value $.01 per share (the "Class A Stock") of Jones Intercable, Inc., a Colorado corporation (the "Company"), and 2,410 shares of Class A Common Stock of Jones Education Company, a Colorado corporation ("JEC") and 747,500 shares of Class A Common Stock of Jones Entertainment Group Ltd., a Colorado corporation ("JEG" and, together with JEC, the "Jones Companies");

         WHEREAS, Intercable, as assignee of BTH pursuant to that certain assignment between Intercable and BTH, is party, through Bank of New York as its agent, to certain Option Agreements with Jones International, Ltd. ("International"), Glenn Jones Grantor Business Trust, Jones International Grantor Business Trust, Jones Space Segment, Inc., Jones Global Group, Inc., Jones Interdigital, Inc. and Jones Entertainment Group, Ltd. (collectively, the "Jones Sellers"), all dated as of December 20, 1994 and amended as of August 12, 1998 (the "Control Option Agreements"), pursuant to which Intercable, as assignee of BTH and through its agent, has the option (the "Control Option"), under certain circumstances and subject to certain conditions, to purchase 2,878,151 shares (as such number may be adjusted pursuant to the Control Option Agreements) (the "Control Shares") of Common Stock, par value $.01 per share, of the Company (the "Common Stock") from the Jones Sellers;

         WHEREAS, US Cable, as assignee of BTH pursuant to that certain Assignment Agreement, dated December 20, 1994 (the "Shareholders Agreement Assignment"), between US Cable and BTH, is party to that certain Shareholders Agreement, dated as of December 20, 1994 and amended as of August 12, 1998, among Glenn R. Jones ("Jones"), International, BTH and the Company (the "Shareholders Agreement"), whereby, among other things, US Cable has been granted certain contractual rights relating to its investment in the Company;

         WHEREAS, subject to the terms and conditions of this Agreement, BTH desires to sell, and Comcast desires to purchase (a) at the Initial Closing (i) from BTH, 49% of the Subsidiary Stock issued and outstanding as of the date of the Initial Closing (the "49% Subsidiary Stock") and (ii) from US Cable, (x) 6,400,000 of the Class A Shares (the "Initial Shares") and (y) subject to the right of first refusal contained in Section 4.5 of the Jones Companies Shareholders Agreements, all of the capital stock of the Jones Companies owned beneficially or of record by US Cable or its Affiliates (the "Affiliate Stock") and (b) at the Final Closing from BTH, at Comcast's option, all of the shares of Subsidiary Stock issued and outstanding as of the Final Closing Date other than those shares of Subsidiary Stock owned beneficially or of record by Comcast or its Affiliates as of the Final Closing Date or such other transaction as may be contemplated by Section 8.4(c) hereof (the "Remaining Subsidiary Stock" and collectively with the 49% Subsidiary Stock, the Affiliate Stock and the Initial Shares the "Purchased Assets") each on the terms and conditions set forth herein;

         WHEREAS, Comcast and the Jones Sellers have entered into the Agreement dated August 12, 1998 (the "Jones/Comcast Agreement") relating to the investment by the Jones Sellers in the Company and certain agreements between Comcast and the Jones Sellers relating to the exercise of the Control Option.

         WHEREAS, the parties hereto desire to enter into this Amended and Restated Purchase and Sale Agreement in connection with the transactions contemplated by the Jones/Comcast Agreement, including the exercise of the Control Option pursuant to the Control Option Agreements; and

         WHEREAS, BTH also desires to agree to pay over to Comcast certain fees and other amounts to be received by BTH or its Affiliates pursuant to that certain Financial Services Agreement dated December 20, 1994, by and between BTH and Jones Financial Group, Inc. (the "Fee Letter") and that certain Supply Services Agreement, dated December 20, 1994, by and between BTH and the Company (the "Supply Services Agreement"), on the terms and conditions set forth herein.

         THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties hereto agree as follows.


                                    ARTICLE I
                                SALE AND PURCHASE

Section 1.1. Purchase and Sale. (a) On the terms and subject to the conditions of this Agreement, BTH agrees to sell, and Comcast agrees to purchase, for the Purchase Price (i) the 49% Subsidiary Stock, the Initial Shares and, subject to any rights pursuant to Section 4.5 of the Jones Companies Shareholders Agreements, the Affiliate Stock all free and clear of any Claims, together with all Payments received since the Initial Closing Date by BTH pursuant to the Fee Letter and the Supply Services Agreement (the "Initial Purchase"), such sale and purchase to be consummated as soon as reasonably practicable following the later to occur of (x) the earlier of five Business Days following the expiration or termination of the Jones/Comcast Agreement, and July 10, 1999 (or such later date as the parties shall mutually agree to in writing) and (y) the expiration of the 90-day period (or, at Comcast's option, such earlier time as it may determine in its sole discretion) commencing on the date of this Agreement, and in each case, assuming the satisfaction or waiver of the conditions precedent set forth in Sections 5.1, 5.3, 5.4, 5.5, 6.1, 6.3, 6.4 and 6.5, or such later date as the parties may agree (the first such day being the "Initial Closing Date") and (ii) on the first date following the day on which all of the conditions precedent contained in Sections 8.5 and 8.6 are satisfied or waived (the "Final Closing Date"), the Remaining Subsidiary Stock (or such alternative shares as contemplated by Section 8.4(c)) (the "Final Purchase"). Comcast currently intends to explore the possibility of a consensual transaction with Jones and/or the Company and BTH during the aforementioned 90-day period pursuant to which BTH would receive $500,000,000 in exchange for its interests in the Company and the Affiliate Stock and Comcast has entered into the Jones/Comcast Agreement to effect such a consensual transaction with Jones.

                    (b) Notwithstanding the foregoing, on the terms and subject to the satisfaction or waiver of the conditions precedent set forth in this Agreement, the Initial Closing and the Final Closing shall occur simultaneously (the "Simultaneous Closing") and on the same date as the closing (the "Jones/Comcast Closing") of the transactions contemplated by the Jones/Comcast Agreement, or at such later date as the parties may agree (the date the Simultaneous Closing occurs being the "Simultaneous Closing Date"). If the Simultaneous Closing shall not have occurred prior to the earlier of five business days following the termination or expiration of the Jones/Comcast Agreement, and July 10, 1999, then, assuming the conditions precedent set forth in Sections 5.1, 5.3, 5.4, 5.5, 6.1, 6.3, 6.4 and 6.5 shall have been satisfied or waived, the Initial Closing shall take place as soon as reasonably practicable and in any event within 5 Business Days of the earlier of such occurrence. If the Jones/Comcast Closing shall not have occurred on the date the Simultaneous Closing occurs, then the transactions to be effected at the Simultaneous Closing and the Jones/Comcast Closing shall be rescinded and deemed not to have occurred. In connection with the Simultaneous Closing, unless Comcast shall have notified BTH in writing to the contrary at least two days prior to the Simultaneous Closing Date, Comcast shall be deemed to have made the election described in Section 8.4(c) not to receive the 49% Subsidiary Stock or the Remaining Subsidiary Stock but to receive instead all of the shares of capital stock of the Company (including the Control Shares) owned beneficially or of record by US Cable, Intercable or any of their Affiliates as of the Simultaneous Closing Date. The Simultaneous Closing Date shall be deemed to be the Initial Closing Date and the Final Closing Date for purposes of Articles III through XII hereof and the Simultaneous Closing shall be deemed to be the Initial Closing and the Final Closing for purposes of Articles III through XII hereof.

Section 1.2. Purchase Price. (a) Comcast agrees to pay BTH an amount equal to $500,000,000 (the "Purchase Price"), 80% of which shall be payable on the Initial Closing Date (the "Initial Closing Payment") and 20% of which shall be payable on the Final Closing Date (the "Final Closing Payment"). In connection with a Simultaneous Closing, 100% of the Purchase Price, constituting both the Initial Closing Payment and the Final Closing Payment, shall be payable on the Simultaneous Closing Date. If a Simultaneous Closing occurs after December 31,

1998, Comcast agrees to also pay BTH interest on the Purchase Price at the Applicable Rate from December 31, 1998 to the Simultaneous Closing Date.

                    (b) Amounts payable pursuant to this Section 1.2 and Sections 7.3(e), 8.2(b) and 8.8 shall be made by Comcast in immediately available funds to one or more accounts designated by BTH at least two days prior to the date any such payment is due.

                    (c) The foregoing purchase and sale and the Purchase Price payable with respect thereto, shall be subject to adjustment as provided in Sections 7.3(e), 8.2(b) and 8.8 of this Agreement.

                                   ARTICLE II
                                 EFFECTIVE TIME


Section 2.1. Effective Time. This Agreement will become effective immediately.

                                   ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF BTH

                  BTH hereby represents and warrants to Comcast that:

Section 3.1. Organization and Standing.

                    (a) BTH is a corporation duly organized, validly existing and in good standing under the laws of Canada with full corporate power and authority to own, lease, use and operate its properties (including, without limitation, the shares of capital stock of its subsidiaries) and to conduct its business as and where now owned, leased, used, operated and conducted. BTH is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate could not reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby. BTH is not in default in the performance, observance or fulfillment of any provision of its articles of incorporation or bylaws (or similar organizational documents) which could reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby.

                    (b) Each of the BTH Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands with full corporate power and authority to own, lease, use and operate its properties (including, without limitation, in the case of US Cable, to own the Class A Shares and the Affiliate Stock and, in the case of Intercable, to exercise the Control Option and to purchase and hold the Control Shares) and to conduct its business as and where now owned, leased, used, operated and conducted. Each of the BTH Subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on either of the BTH Subsidiaries or prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby. The BTH Subsidiaries are not in default in the performance, observance or fulfillment of any provision of their memorandum of association and articles of association which could reasonably be expected to have a Material Adverse Effect on the BTH Subsidiaries or prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby.

                    (c) True, complete and correct copies of the memorandum of association and articles of association for each of the BTH Subsidiaries have been delivered to Comcast and such memorandum of association and articles of association have not been amended, modified or rescinded since the date of such delivery to Comcast and are in full force and effect.

Section 3.2. Ownership of the Class A Shares. US Cable owns beneficially and of record the Class A Shares, free and clear of any Claims.

Section 3.3. Capitalization.

                    (a) US Cable has authorized share capital of $500,000,000 which is divided into 500,000,000 shares each having a par value of US $1.00 of which 316,424,250 are issued and outstanding and no shares are issued and held in treasury.

                    (b) Intercable has authorized share capital of $50,000 which is divided into 50,000 shares each having a par value of US $1.00 of which 110 are issued and outstanding and no shares are issued and held in treasury.

                    (c) BTH owns beneficially and of record 316,424,250 shares of the capital stock of US Cable and 110 shares of the capital stock of Intercable, in each case free of any Claims. Such capital stock represents all of the issued and outstanding capital stock of US Cable and Intercable, respectively.

                    (d) Each of the (i) issued and outstanding shares of Subsidiary Stock and (ii) to the Knowledge of BTH, shares of the Affiliate Stock has been duly authorized, validly issued, fully paid and is nonassessable and, in the case of (i) has not been and in the case of (ii) to the Knowledge of BTH has not been issued in violation of any preemptive or similar rights. There are
(i) no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any capital stock or other securities of the BTH Subsidiaries or, to the Knowledge of BTH and except as set forth in the Jones Companies Shareholders Agreements, the Jones Companies, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock or other securities of the BTH Subsidiaries or, to the Knowledge of BTH, the Jones Companies, and (ii) the BTH Subsidiaries and, to the Knowledge of BTH, the

Jones Companies, do not have any obligation of any kind to issue any additional shares of capital stock or other securities or to pay for or repurchase any shares of capital stock or other securities. Except as set forth in the Jones Companies Shareholders Agreements, there are no preemptive or similar rights available to (i) the existing holders of the capital stock of the BTH Subsidiaries, (ii) to the Knowledge of BTH, the existing holders of the capital stock of the Jones Companies, or (iii) to any other Person in respect of the capital stock or other securities of the BTH Subsidiaries or, to the Knowledge of BTH, the Jones Companies.

Section 3.4. No Other Investments; No Liabilities.

                    (a) Other than the Class A Shares (together with any distributions or dividends received on such shares and any rights to receive declared but unpaid distributions or dividends on such shares), and any capital stock of the Jones Companies (together with any distributions or dividends received on such shares and any rights to receive declared but unpaid distributions or dividends on such shares), US Cable does not own, beneficially or of record, any capital stock of or other equity interest in any corporation or other business entity nor does US Cable own, beneficially or of record, any partnership interests in any general, limited or limited liability partnership. Except for (i) the Class A Shares (together with any distributions or dividends received on such shares and any rights to receive declared but unpaid distributions or dividends on such shares) and any capital stock of the Jones Companies (together with any distributions or dividends received on such shares and any rights to receive declared but unpaid distributions or dividends on such shares) and (ii) the Shareholders Agreement, the Jones Companies Shareholders Agreements and the Shareholders Agreement Assignment, US Cable does not own any assets and US Cable does not have any liabilities or obligations of any nature whatsoever (other than franchise taxes and customary directors fees which are not material in amount), whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due.

                    (b) Intercable does not own, beneficially or of record, any capital stock of any corporation or other business entity nor does Intercable own, beneficially or of record, any partnership interests in any general, limited or limited liability partnerships. Except for its interests in the Control Option Agreements and the Option Agreement Assignment, Intercable does not own any assets and, except as set forth on Schedule 3.4, Intercable does not have any liabilities or obligations of any nature whatsoever (other than franchise taxes), whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due.

                    (c) US Cable owns beneficially and of record 2,410 shares of the Class A Common Stock of JEC free and clear of any Claims other than pursuant to Section 4.5 of the applicable Jones Company Shareholder Agreement, which as of the date of this Agreement constitutes 11.9% of the issued and outstanding capital stock of JEC.

                    (d) US Cable owns beneficially and of record 747,500 shares of the Class A Common Stock of JEG free and clear of any Claims other than pursuant to Section 4.5 of the applicable Jones Company Shareholder Agreement, which as of the date of this Agreement constitutes 20% of the issued and outstanding capital stock of JEG.

Section 3.5. Corporate Power and Authority. BTH and each of the BTH Subsidiaries each have all requisite corporate power and authority to enter into and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by BTH and each of the BTH Subsidiaries have been duly authorized by all necessary corporate action required to have been taken by or on behalf of BTH and each of the BTH Subsidiaries under applicable law and their respective organizational documents. This Agreement has been duly executed and delivered by BTH and each of the BTH Subsidiaries and constitutes the legal, valid and binding obligation of BTH and each of the BTH Subsidiaries enforceable against them in accordance with its terms.

Section 3.6. Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will:

                    (a) conflict with, or result in a breach of, any provision of the certificate of incorporation, by-laws, memorandum of association or articles of association or similar organizational documents of BTH or either of the BTH Subsidiaries;

                    (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, cancel, modify or call a default under, or result in the creation of any Claim upon any of the properties or assets of BTH, the BTH Subsidiaries, or any of their respective subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which any of the foregoing is a party (excluding, for purposes of this Section 3.6(b), the Jones/BTH Agreements and the Jones Companies Shareholders Agreements, as to which such agreements no representation or warranty is made under this paragraph (b)), which could reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated by this Agreement;

                    (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BTH, either of the BTH Subsidiaries or any of their subsidiaries or any of their respective properties or assets the effect of which could reasonably be expected to, in the case of BTH prevent, materially interfere with or delay the consummation of the transactions contemplated by this Agreement, or in the case of each of the BTH Subsidiaries, have a Material Adverse Effect on such BTH Subsidiary or prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby;

                    (d) require any action or consent or approval of, or review by, or registration or filing by BTH, either of the BTH Subsidiaries, or any of their subsidiaries or to the Knowledge of BTH, the Company or the Jones

Companies with (i) any local, domestic, foreign or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a "Governmental Authority"), other than (w) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"); (x) the filing of any Schedule 13D with the Securities and Exchange Commission ("SEC") or the amendment of any Schedule 13D already on file with the SEC; (y) Franchise Approvals; or (z) actions required as a result of or relating to the regulatory status of Comcast or (ii) to the Knowledge of BTH, any third party.

Section 3.7. Brokerage and Finder's Fees; Expenses. Except in connection with the retention of Bear Stearns & Co., Inc., (the fees of which firm shall be the sole responsibility of BTH) none of BTH, either of the BTH Subsidiaries or their respective Affiliates or any stockholder, director, officer or employee of any of them has incurred or will incur on behalf of BTH, either of the BTH Subsidiaries, the Company or any of their respective Affiliates any brokerage, finder's or similar fee in connection with the transactions contemplated by this Agreement.

Section 3.8. Shareholders Agreement and Option Agreements.

                    (a) True, correct and complete copies of the Jones/BTH Agreements, the Jones Companies Shareholders Agreements, the Fee Letter and the Supply Services Agreement (together with any and all schedules or exhibits to each of the foregoing) have been delivered to Comcast. Each of the Jones/BTH Agreements and the Jones Companies Shareholders Agreements (i) has been duly authorized, executed and delivered by BTH and any of its Affiliates or agents that are parties thereto, and to the Knowledge of BTH by the other parties thereto, and (ii) is in full force and effect in the forms previously delivered to Comcast and has not been amended, terminated or modified in any respect. BTH is the "Investor" as such term is defined in the Shareholders Agreement and has validly assigned all of its rights under the Shareholders Agreement to US Cable pursuant to the Shareholders Agreement Assignment entered into pursuant to
Section 7.2(b)(ii) of the Shareholders Agreement. BTH has validly assigned all of its rights under the Control Option Agreements to Intercable pursuant to that certain Assignment and Assumption Agreement, dated December 22, 1995 (the "Option Agreement Assignment"), by and among BTH, Morgan Guaranty Trust Company of New York, Bank of New York, and Intercable. Except for the subject matter of the Litigation (as defined in Section 5.7 hereof), neither BTH nor any of its Affiliates or agents that are parties to or assignees of rights under the Jones/BTH Agreements, and to the Knowledge of BTH none of the other parties thereto, have breached or are in default under such agreements. Except for the Jones/BTH Agreements, there are no other agreements, contracts, arrangements or understandings which relate in any manner to, the subject matter of the Jones/BTH Agreements.

                    (b) The execution of this Agreement and the consummation of the transactions contemplated hereby and the exercise of the Control Option (assuming the Control Option were exercised on the date hereof and on each of the Initial Closing Date and the Final Closing Date) will not violate or contravene or constitute, with the passage of time, giving of notice or otherwise, a default under or give rise to the early termination in whole or in part of, the Jones/BTH Agreements; provided, however, that Comcast acknowledges and agrees that the exclusive remedy of any Comcast Indemnified Party for any breach of this Section 3.8(b) shall be limited to reimbursement of a portion of the Initial Purchase Price as set forth in Section 8.8 of this Agreement.

                    (c) Except as set forth on Schedule 3.8 or as specifically disclosed in the Company Public Reports, none of BTH, either of the BTH Subsidiaries or any of their respective Affiliates or agents has (i) consented to the taking of any action for which the consent of such persons is required to be obtained by any party to the Jones/BTH Agreements, including the actions set forth in Sections 2.6 and 3.6(b) of the Shareholders Agreement or (ii) engaged in any transactions requiring approval pursuant to Section 3.6 of the Shareholders Agreement, other than actions or transactions which, individually or in the aggregate, are not material.

                    (d) As of the date of this Agreement, BTH has fulfilled not less than $286,424,250 of its $400,000,000 investment commitment pursuant to
Section 3.1 of the Shareholders Agreement.

Section 3.9. Transactions with Affiliates and Jones. Except for the Jones/BTH Agreements, the Jones Companies Shareholders Agreements, the Fee Letter, the Supply Services Agreement and the Secondment Agreement, none of BTH or its Affiliates or their respective agents is a party to any agreements, contracts, understandings or arrangements with Jones or the Company or with any Affiliate or Associate of Jones or the Company (i) relating to the subject matter of this Agreement or any other equity investments, joint ventures or partnership agreements or (ii) any other material matter, other than in the case of the foregoing clause (ii) arms-length transactions entered into in the ordinary course of business.

Section 3.10. Status of the Company. To the Knowledge of BTH, as of the date of this Agreement and as of the earlier of (i) December 31, 1998, (ii) the Simultaneous Closing Date and (iii) the Initial Closing Date the statements contained on Schedule 3.10 are true, complete and correct in all material respects.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF COMCAST

               Comcast hereby represents and warrants to BTH that:

Section 4.1. Organization and Standing. Comcast is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Comcast is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate could not reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby. Comcast is not in default in the performance, observance or fulfillment of any provision of its articles of incorporation or bylaws which could reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby.

Section 4.2. Corporate Power and Authority. Comcast has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Comcast has been duly authorized by all necessary corporate action required to have been taken by or on behalf of Comcast under applicable law or its articles of incorporation and bylaws. This Agreement has been duly executed and delivered by Comcast and constitutes the legal, valid and binding obligation of Comcast enforceable against Comcast in accordance with its terms.

Section 4.3. Conflicts; Consents and Approvals. Except as set forth in Schedule 4.3, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will:

                    (a) conflict with, or result in a breach of, any provision of the articles of incorporation or the by-laws of Comcast,

                    (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, cancel, modify or call a default under, or result in the creation of any Claim upon any of the properties or assets of Comcast under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Comcast is a party which could reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby;

                    (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Comcast or any of its properties or assets the effect of which could reasonably be expected to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby, or

                    (d) require any action or consent or approval of, or review by, or registration or filing by Comcast with, any Governmental Authority or to the Knowledge of Comcast any third party, other than (i) actions required by the HSR Act; (ii) the filing of any Schedule 13D with the SEC or the Amendment of any Schedule 13D already on file with the SEC; or (iii) actions or filings required as a result of or relating to the status of BTH, the BTH Subsidiaries or the Company.

Section 4.4. Brokerage and Finder's Fees; Expenses. Except in connection with the retention of Lazard Freres & Co. LLC (the fees of which firm shall be the sole responsibility of Comcast) none of Comcast, its Affiliates or any stockholder, director, officer or employee of any of them has incurred or will incur on behalf of Comcast or any of its Affiliates any brokerage, finder's or similar fee in connection with the transaction contemplated by this Agreement.

Section 4.5. Investment Purpose. Comcast is acquiring the shares of the Company, JEC and JEG owned by BTH and the BTH Subsidiaries or alternatively, the Initial Shares, the Affiliate Shares, the Subsidiary Shares and the Remaining Subsidiary Shares, solely for the purposes of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

Section 4.6. Transactions with Jones. Except for the acquisition of cable systems, programming carriage agreements, minority investments in programming or other content businesses, and advertising interconnect agreements, none of Comcast or its Affiliates or their respective agents is a party to any agreements, contracts, understandings or arrangements with Jones or the Company or with any Affiliate or Associate of Jones or the Company (i) relating to the subject matter of this Agreement or (ii) any other material matter, other than arms-length transactions entered into in the ordinary course of business; provided, however, that any agreement, contract, understanding or arrangement with Jones or the Company entered into after May 22, 1998 in contemplation of the acquisition of the Company or shares of its capital stock shall be deemed not to be a breach of this representation and warranty.

                                    ARTICLE V
                    CONDITIONS TO THE OBLIGATIONS OF COMCAST
                  AT THE INITIAL CLOSING AND THE FINAL CLOSING

     (A) The obligations of Comcast to consummate the Initial Closing in accordance with Article VIII are subject to the fulfillment or waiver of each of the following conditions at or prior to the Initial Closing:

Section 5.1. Litigation; No Governmental Opposition. No judgment, injunction, order or decree (i) enjoining or prohibiting BTH, the BTH Subsidiaries or Comcast from consummating the transactions contemplated hereby or the exercise of the Control Option (including its exercise pursuant to Section 7.5(a)), (ii) invalidating or terminating the Control Option or the Jones/BTH Agreements or
(iii) declaring that if the Initial Closing were to occur, the Control Option would be invalidated or terminated, shall have been entered prior to or on the Initial Closing Date and no suit, action or proceeding shall be pending or threatened prior to or on the Initial Closing Date by any Governmental Authority seeking the relief described in the foregoing clauses (i), (ii) or (iii).

Section 5.2. Representations, Warranties and Covenants.

                    (a) Each of the representations and warranties of BTH contained in this Agreement shall, in the case of those representations and warranties that are not qualified by materiality, be true, complete and correct in all material respects, and in the case of those representations and warranties that are qualified by materiality shall be true, complete and correct in all respects, as of each of (i) the date of this Agreement and (ii) unless otherwise specified as having been made as of a specific date, the Initial Closing Date, in each case as though newly made at such time, except to the extent the facts underlying such representations and warranties have changed (i) with Comcast's consent in accordance with Section 7.3 or otherwise, or (ii) as a result of the sale of the Affiliate Stock in accordance with the provisions of
Section 7.11(b).

                    (b) Each of the covenants and agreements to be performed by BTH and the BTH Subsidiaries hereunder at or prior to the Initial Closing shall have been duly performed in all material respects.

Section 5.3. Approvals.

                    (a) Except as could not reasonably be expected to have a Material Adverse Effect on Comcast or the Company and except for any authorizations, consents, orders or approvals from applicable Franchise Authorities, all actions by or in respect of, or filings with, any Governmental Authority required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained, and any and all other permits, approvals, consents, licenses or other actions necessary to consummate the transactions hereunder (including those listed on Schedule 3.6) shall have been received or taken, and none of such permits, approvals, consents or licenses shall contain any provisions which would have a Material Adverse Effect on Comcast or the Company.

                    (b) There shall not be in effect any statute, rule or regulation which would have the effect of prohibiting Comcast from consummating the transactions contemplated hereby.

Section 5.4. Other Deliveries. In addition to those documents and instruments which are required to be delivered to Comcast at the Initial Closing pursuant to
Article VIII, BTH and each of the BTH Subsidiaries shall have executed (where applicable) and delivered to Comcast (or shall have caused to be executed and delivered to Comcast by the appropriate Person) the following:

                    (a) a copy of the memorandum of association and articles of association of each of the BTH Subsidiaries which is certified as of a recent date by the applicable British Virgin Islands authority;

                    (b) a customary certificate of the applicable British Virgin Islands authority certifying as of a recent date as to matters such as the due incorporation and good standing of each of the BTH Subsidiaries;

                    (c) a certificate of the secretary of each of the BTH Subsidiaries, certifying that the attached copies of their respective memorandum of association and articles of association and the resolutions of their respective boards of directors and stockholders authorizing the execution of this Agreement and the transactions contemplated hereby are true, correct and complete copies and are each in full force and effect and have not been amended or modified, and that the officers of each of the BTH Subsidiaries are those persons named in the certificate;

                    (d) a certificate dated as of the Initial Closing Date signed by the president or chief executive officer of BTH certifying that all of the conditions in Section 5.2 have been fulfilled prior to or on the Initial Closing Date;

                    (e) a customary opinion of counsel to BTH and each of the BTH Subsidiaries covering such matters as described in Sections 3.1, 3.3 and 3.5;

                    (f) such other certificates, documents and agreements in connection with the consummation of the transactions contemplated hereby which are reasonably requested by Comcast, all in form and substance reasonably satisfactory to Comcast.

Section 5.5. HSR Act. Any applicable waiting period under the HSR Act (including any extensions thereof) shall have expired or been terminated.

Section 5.6. Material Adverse Change. During the period beginning March 31, 1998 and ending on the earlier of (i) December 31, 1998 (ii) the Initial Closing Date and (iii) the Simultaneous Closing Date, there shall have been no change, event or development which, either individually or in the aggregate with other changes, events and developments, has had or could reasonably be expected to have a Material Adverse Effect on the Company; provided, however, that (i) a decrease in the market price of the shares of the Company's capital stock (but not any change, event or development underlying such decrease to the extent such change, event or development would otherwise constitute a Material Adverse Effect on such party) and (ii) changes, events or developments (including changes in legal or regulatory conditions) generally affecting the economy as a whole or the cable industry as a whole, shall be deemed not to be changes, events or developments having a Material Adverse Effect on the Company for purposes of this Section 5.6.

                    Section 5.7. Litigation. The decision and order rendered on May 5, 1998 in that certain lawsuit brought by BTH against Jones Intercable, Inc., Jones International, Ltd., Jones Internet Channel, Inc. and Glenn R. Jones, which has been rendered by the U.S. District Court for the District of Colorado (the "Litigation") shall not have been reversed and the injunction granted in connection with such decision shall not have been stayed or dissolved.

                    Section 5.8. Status of the Company. On the earliest to occur of (i) December 31, 1998, (ii) the Initial Closing Date or (iii) the Simultaneous Closing Date the statements on Schedule 3.10 shall be true and correct.

     (B) The obligations of Comcast to consummate the Final Closing in accordance with Article VIII are subject to the fulfillment or waiver of each of the conditions set forth in Section 8.5 at or prior to the Final Closing.

                                   ARTICLE VI
                    CONDITIONS TO THE OBLIGATIONS OF BTH AND
        THE BTH SUBSIDIARIES AT THE INITIAL CLOSING AND THE FINAL CLOSING

     (A) The obligations of BTH and the BTH Subsidiaries to consummate the Initial Closing in accordance with Article VIII are subject to the fulfillment or waiver of the following conditions at or prior to the Initial Closing:

Section 6.1. Litigation; No Governmental Opposition. No judgment, injunction, order or decree (i) enjoining or prohibiting any of BTH, the BTH Subsidiaries or Comcast from consummating the transactions contemplated hereby or the exercise of the Control Option (including its exercise pursuant to Section 7.5(a)), (ii) invalidating or terminating the Control Option or the Jones/BTH Agreements or
(iii) declaring that if the Initial Closing were to occur the Control Option would be invalidated or terminated, shall have been entered prior to or on the Initial Closing Date and no suit, action or proceeding shall be pending or threatened prior to or on the Initial Closing Date by any Governmental Authority seeking the relief described in the foregoing clauses (i), (ii) or (iii).

Section 6.2. Representations, Warranties and Covenants.

                    (a) Each of the representations and warranties of Comcast contained in this Agreement shall, in the case of those representations and warranties that are not qualified by materiality, be true, complete and correct in all material respects, and in the case of those representations and warranties that are qualified by materiality shall be true, complete and correct in all respects, as of each of (i) the date of this Agreement and (ii) unless otherwise specified as having been made as of a specific date, the Initial Closing Date, in each case as though newly made at such time.

                    (b) Each of the covenants and agreements to be performed by Comcast hereunder at or prior to the Initial Closing shall have been duly performed in all material respects.

Section 6.3. Approvals.

                    (a) Except as could not reasonably be expected to have a Material Adverse Effect on BTH or the BTH Subsidiaries, and except for any authorizations, consents, orders or approvals from applicable Franchise Authorities, all actions by or in respect of, or filings with, any Governmental Authority required to permit BTH and the BTH Subsidiaries to consummate the transactions contemplated hereby shall have been taken, made or obtained, and any and all other permits, approvals, consents, licenses or other actions necessary to permit BTH to consummate the transactions hereunder shall have been received or taken.

                    (b) There shall not be in effect any statute, rule or regulation which would have the effect of prohibiting BTH or the BTH Subsidiaries from consummating the transactions contemplated hereby.

Section 6.4. Other Deliveries. In addition to those documents and instruments which are required to be delivered to BTH at the Initial Closing pursuant to
Article VIII, Comcast shall have executed (where applicable) and delivered to BTH (or shall have caused to be executed and delivered by the appropriate Person), the following:

                    (a) a certificate dated as of the Initial Closing Date signed by the president or chief executive officer of Comcast certifying that all of the conditions contained in Section 6.2 have been fulfilled prior to or on the Initial Closing Date;

                    (b) a customary opinion of counsel to Comcast, covering such matters as described in Sections 4.1 and 4.2;

                    (c) such other certificates, documents and agreements in connection with the consummation of transactions contemplated hereby which are reasonably requested by BTH, all in form and substance reasonably satisfactory to BTH.

Section 6.5. HSR Act. Any applicable waiting period under the HSR Act (including any extensions thereof) shall have expired or been terminated.

     (B) The obligations of BTH and the BTH Subsidiaries to consummate the Final Closing in accordance with Article VIII are subject to the fulfillment or waiver of each of the conditions set forth in Section 8.6 at or prior to the Final Closing.

                                   ARTICLE VII
                                    COVENANTS

Section 7.1. [Intentionally omitted]

Section 7.2. Jones/Comcast Agreement. (a) Comcast agrees that (i) it shall perform its obligations under the Jones/Comcast Agreement (ii) it shall not, without the prior written consent of BTH, amend or waive any provision of the Jones/Comcast Agreement to (x) add any additional conditions to the obligations of the parties to the Jones/Comcast Agreement to the Jones/Comcast Closing (y) amend or waive the provisions contained in Sections 9(c), (d), (i), (j), (k) or 10 of the Jones/Comcast Agreement or (z) otherwise adversely affect in a material way the right or ability of any party thereto to consummate the Closing or the Simultaneous Closing or cause the Closing or the Simultaneous Closing to be delayed, (iii) it shall enforce vigorously any rights it may have against the Jones Entities in respect of any breach of their obligations under the Jones/Comcast Agreement including seeking specific performance by the Jones Entities of their obligations thereunder and (iv) it shall provide BTH with copies of all notices Comcast receives or delivers pursuant to the Jones/Comcast Agreement.

                    (b) Comcast agrees that in the event the Closing and the Simultaneous Closing have not occurred on or prior to June 30, 1999, it shall terminate the Jones/Comcast Agreement in accordance with the provisions of

Section 16 thereof with a view to alternatively consummating the Initial Closing as contemplated by Section 1.1(a) hereof.

Section 7.3. Consultation with Comcast.

                    (a) BTH covenants and agrees that upon BTH, the BTH Subsidiaries or their designees on the Company's board of directors receiving any notice from Jones, the Company or their Affiliates pursuant to, under or with respect to Sections 2.6, 2.8, 3.1, 3.6, 3.8, 4.1, 4.2, 5.1, 5.2 or 5.4 of
the Shareholders Agreement, BTH will promptly notify Comcast of the receipt of such notice and if so requested by Comcast promptly forward a copy of such notice to Comcast by facsimile transmission together with telephonic notice to the numbers specified for Comcast in Section 13.7; provided that if BTH determines in its reasonable good faith discretion that forwarding any such notice to Comcast would constitute a breach of its confidentiality obligations under the Shareholders Agreement, BTH shall only be obligated to notify Comcast of the existence and general subject matter of such notice and to the extent permitted under its confidentiality obligations, the contents of such notice.

                    (b) Comcast shall have the right to deliver a notice of preference expressing their desire that BTH, the BTH Subsidiaries or their Affiliates exercise or not exercise their rights or otherwise take or not take certain actions pursuant to Sections 2.6, 2.8, 3.1(b) or (c), 3.6, 3.8, 4.1, 4.2, 5.1, 5.2 or 5.4, as the case may be, (a "Notice of Preference") of the Shareholders Agreement within the applicable Preference Period. For purposes hereof, the "Preference Period" shall be a number of days (or hours) equal to the greater of (i) two days less than the number of days between the date of receipt of notice by BTH, the BTH Subsidiaries or their designees on the Company's board of directors from Jones, the Company or their respective Affiliates and the time BTH is required to respond to such request under the terms of the Shareholders Agreement and (ii) one half of the number of days (or hours) between the time of receipt of notice by BTH, the BTH Subsidiaries or their designees on the Company's board of directors and the time BTH is required to respond to such request.

                    (c) If Comcast has not delivered a Notice of Preference within the applicable Preference Period, then Comcast shall be deemed to have delivered a Notice of Preference containing the following advice, as applicable:

                             (i) in the case of Sections 2.6, 4.1, 5.1(a) or
5.2(d) of the Shareholders Agreement, BTH and the BTH Subsidiaries should exercise their right not to consent to the proposed action and in the case of
Section 3.1(b), not to waive the conditions referred to therein;

                             (ii) in the case of Section 3.6 of the Shareholders
Agreement, the Unrelated Directors (as defined in the Shareholders Agreement) designated by BTH or the BTH Subsidiaries should exercise their right (subject to their fiduciary duties as provided in Section 7.3(e)) not to approve the proposed transaction.

                    (d) If Comcast delivers a Notice of Preference within the Preference Period expressing a desire to have BTH or the BTH Subsidiaries exercise their rights under Sections 2.8, 3.1(b) or (c), 3.8, 4.2 or 5.1(b) of the Shareholders Agreement, or if BTH or the BTH Subsidiaries are required to invest in additional shares of the Company pursuant to Section 3.1(a) of the Shareholders Agreement, at the time of delivery by Comcast of any such Preference Notice or, in the case of a notice by BTH of its investment obligations pursuant to Section 3.1(a) of the Shareholder's Agreement within 5 Business Days of receipt by Comcast thereof. Comcast and BTH agree to enter into a mutually satisfactory escrow or security arrangement whereby Comcast shall make available to BTH or the BTH Subsidiaries, as applicable, immediately available funds sufficient to enable BTH or the BTH Subsidiaries to fulfill their payment obligations pursuant to the applicable Section of the Shareholders Agreement and such funds shall be held in escrow until immediately prior to such time as BTH or the BTH Subsidiaries acquire the securities which are the subject of such transaction and which further provides that BTH or the BTH Subsidiaries, as applicable, shall deliver the securities (together with any dividends or distributions thereon) to Comcast at the first to occur of the Final Closing, including any alternative final closing pursuant to Section 8.8, or the termination of this Agreement.

                    (e) In the event that BTH, the BTH Subsidiaries or their designees on the Company's board of directors elect not to act in accordance with, or take any action contrary to, any Notice of Preference of Comcast (whether actually delivered pursuant to subsection (b) or whether deemed to have been delivered pursuant to subsection (c) within the Preference Period), then BTH will make a one-time payment to Comcast, within 5 days of demand by Comcast, of an amount equal to $150,000,000, plus, if the Initial Closing has occurred interest at the Applicable Rate accruing from the Initial Closing Date to and including the date of such payment. No such payment shall be required of BTH with respect to a transaction described in Section 3.6(b) of the Shareholders Agreement that has occurred if (i) the directors of the Company designated by US Cable or any of its Affiliates pursuant to the Shareholders Agreement shall have reasonably concluded in good faith at the time they approved such transaction, to the extent such consultation is reasonably practicable under the circumstances after (x) consultation with and the receipt of advice from a nationally recognized law firm, and (y) to the extent reasonably practicable under the circumstances consultation with Comcast, that their fiduciary duties as directors of the Company require them to approve such transaction and (ii) none of BTH or its Affiliates has any financial interest in such transaction (other than holding any capital stock of the Company) or has received remuneration or any other inducement to approve such transaction. In addition, no such payment shall be required of BTH with respect to the adoption of the resolutions set forth on Schedule 7.3.

                    (f) Except as otherwise expressly provided in Section 8.8, the receipt of any such payment by Comcast shall be the sole and exclusive remedy of the Comcast Indemnified Parties with respect to claims based on the matters set forth in this Section 7.3.

                    (g) Notwithstanding any provision to the contrary in this
Section 7.3, with respect to the resolutions set forth on Schedule 7.3 (i) Comcast agrees that it shall waive any rights it may have under Section 7.3(b) to deliver a Notice of Preference to BTH regarding BTH's rights under the Shareholders Agreement in respect of the adoption of the resolutions set forth on Schedule 7.3 and the consummation of the transactions authorized by such resolutions in accordance with the terms of such resolutions, (ii) Comcast and BTH agree that Section 7.3(c) shall not be applicable to the resolutions set forth on Schedule 7.3 and Comcast shall not deliver a Notice of Preference or be deemed to have delivered a Notice of Preference with respect to such resolutions, and (iii) Comcast and BTH agree that BTH (and any director of the Company designated by BTH pursuant to the Shareholders Agreement) shall be entitled, in its sole discretion, to take any such actions or refrain from taking any actions, and exercise or refrain from exercising any such rights, as it may have under the Shareholders Agreement with respect to the approval of, or the giving or withholding of consent to, such resolutions.

Section 7.4. Prohibited Transactions. During the term of this Agreement, BTH shall not and shall not permit any of its Affiliates or agents to: (i) except as contemplated by this Agreement, Transfer any interests of BTH, the BTH Subsidiaries or their Affiliates in, or rights relating to, the Company, (ii) except in connection with a transaction of the type referred to in the last sentence of Section 1.1(a), engage in any merger, consolidation or other business combination involving the Company or any sale of substantially all of the assets of the Company, (iii) except as contemplated by this Agreement, Transfer any of the capital stock of either of the BTH Subsidiaries or participate in any merger, consolidation or other business combination involving either of the BTH Subsidiaries; (iv) except as contemplated by this Agreement, Transfer any of the Class A Shares or the Control Shares or any interest in Jones/BTH Agreements or the Fee Letter or Supply Services Agreement or any rights, powers or privileges thereunder or waive, modify or fail to reasonably enforce and to defend any and all such rights, powers or privileges; (v) except as contemplated by this Agreement, Transfer any of the capital stock of the Jones Companies or any interest in the Jones Company Shareholders Agreements or any rights, powers or privileges thereunder or waive, modify or fail to reasonably enforce and to defend any and all such rights, powers or privileges; or (vi) grant any option or right to do any of the foregoing. BTH also agrees that it shall not and shall not permit any of its Affiliates, agents, employees and representatives (including, without limitation, attorneys and financial advisors) to solicit offers relating to, or to negotiate, discuss or enter into or consummate any agreements, arrangements, contracts or understandings relating to, any of the matters covered by clauses (i) through (vi) of the preceding sentence. At all times during the term of this Agreement, BTH agrees that it shall remain a majority-owned subsidiary of BCE, Inc. ("BCE"); provided that BTH may be liquidated into BCE in a transaction which will not result in the loss of any rights under the Jones/BTH Agreements.

Section 7.5. Exercise of the Control Option

                    (a) BTH shall notify Comcast within twenty-four (24) hours after it becomes aware that the Control Option becomes exercisable pursuant to the terms of the Control Option Agreements. If Comcast, in its sole discretion, determines that the Control Option should be exercised and so notifies BTH, then

BTH shall or shall cause Intercable or their agent to either (as directed by Comcast) (i) exercise the Control Option and, upon satisfaction or waiver of the conditions contained in Section 3.2(b) of the Option Agreement, purchase the Control Shares or (ii) assign their rights under the Control Option Agreements in accordance with Section 10.2(a)(iii) or 10.2(a)(iv) thereof to Comcast or a person selected by Comcast. In the event that Comcast decides that the Control Option should be exercised, it shall deliver to BTH a written notice directing BTH to, or to cause its Affiliates or agents to, exercise the Control Option on a date specified in such notice and Comcast shall deposit into an escrow account, with Bank of New York acting as escrow agent, sufficient funds to consummate the exercise of the Control Option and the purchase of the Control Shares; provided however that if BTH or the BTH Subsidiaries fail to consummate the purchase of the Control Shares such funds provided by Comcast shall be repaid to Comcast plus any interest earned on such funds while held in escrow. BTH shall not, and shall cause the BTH Subsidiaries and their agents not to, exercise the Control Option unless so directed by Comcast. Notwithstanding any provision to the contrary in this Agreement, Comcast and BTH acknowledge and agree that (i) the Control Option has become immediately exercisable in certain circumstances referred to in the Control Option Agreements as a "Section 3.1(a)(vi) Exercise" and that the Control Option has been deemed to be so exercised as set forth in the Control Option Agreements, (ii) at the time of the closing of the purchase of the Control Shares pursuant to a Section 3.1(a)(vi) Exercise, Bank of New York will be acting as agent for Comcast pursuant to each of the Control Option Agreements (including the right to purchase the Control Shares), and (iii) Comcast shall, at the time of the closing of the purchase of the Control Shares pursuant to a Section 3.1(a)(vi) Exercise, pay the purchase price for the Control Shares to the Jones Sellers pursuant to the Control Option Agreements and Comcast shall not be required to deposit such funds in escrow as provided in this Section 7.5(a).

                    (b) In the event that Intercable's inability to satisfy one or more of the conditions contained in Section 3.2(b)(i)-(vi) of the Control Option Agreements is due to a Change in Law (as defined in the Control Option Agreements) after the date of this Agreement and prior to the delivery of an exercise notice pursuant to the Control Option Agreements, and such inability to satisfy such conditions would prevent Intercable from delivering the Control Shares to Comcast as provided herein, then Intercable shall have the right to offer the Control Option to Jones in accordance with the terms, conditions and procedures specified in Section 7.2 of the Control Option Agreements; provided that Intercable agrees that it shall not exercise such right to offer the Control Option to Jones prior to the termination of the Jones/Comcast Agreement. In the event that Jones fails to elect to purchase the Control Option pursuant to the offer referred to in the previous sentence, then Intercable shall assign the Control Option to Comcast (or a Person designated by Comcast) pursuant to
Section 10.2(a)(ii) of the Control Option Agreements and the condition contained in Section 8.5(f) shall be satisfied. In the event that Jones elects to purchase the Control Option pursuant to the offer referred to in the first sentence of this Section 7.5(b), the condition contained in Section 8.5(f) shall not be satisfied and BTH shall have the right to retain any proceeds of such purchase by Jones.

Section 7.6. Litigation. BTH shall not take any action or refrain from taking any action relating to the Litigation without first consulting with Comcast; provided that, in consideration of Comcast's entering into the Jones/Comcast

Agreement and this Agreement, BTH hereby releases, effective as of the date on which the Closing Date (as defined in the Jones/Comcast Agreement) and the Simultaneous Closing Date shall both have occurred, all claims for monetary damages that it has asserted, or may assert, against the Company, the Jones Sellers and their respective officers, directors and Affiliates in connection with the subject matter of the Litigation as provided in the Agreement and Amendment No. 1 to Shareholders Agreement of even date herewith. BTH agrees to take any and all actions necessary or advisable to stay any and all proceedings relating to the Litigation until the first to occur of (i) the date on which the Closing Date (as defined in the Jones/Comcast Agreement) and the Simultaneous Closing Date shall both have occurred or (ii) the termination of the Jones/Comcast Agreement.

Section 7.7. Covenant Not to Take Certain Actions.

                    (a) None of BTH or the BTH Subsidiaries shall take, or agree in writing or otherwise to take, or permit any of their Affiliates to take, or agree in writing or otherwise to take, any action which will cause any of the conditions specified in Article V or Section 8.5 not to be fulfilled at and as of the Initial Closing Date and the Final Closing Date, respectively or which would be inconsistent with the terms of this Agreement or the transactions contemplated hereby.

                    (b) Comcast shall not take, or agree in writing or otherwise to take, nor permit any of its Affiliates to take, or agree in writing or otherwise to take, any action which will cause any of the conditions specified in Article VI and Section 8.6 not to be fulfilled at and as of the Initial Closing Date and the Final Closing Date, respectively, or which would be inconsistent with the terms of this Agreement or the transactions contemplated hereby.

                    (c) BTH shall cause the BTH Subsidiaries to: (i) conduct their respective business only in the ordinary course consistent with past practice; (ii) except as contemplated by this Agreement, not make (or incur any obligation to make) any purchase, sale or disposition of any asset or property or subject to any Claim any of their properties or assets; (iii) other than obligations for reasonable director's fees, not incur any contingent or fixed obligations or liabilities including, without limitation, any liability (contingent or fixed) as a guarantor or otherwise with respect to the obligations of others; (iv) except with Comcast's consent in connection with the actions contemplated by Section 7.10 not make or incur any obligation to make a change in their certificates of incorporation, by-laws or authorized or issued capital stock; (v) except for the payment to BTH of any portion of the Purchase Price paid to the BTH Subsidiaries by Comcast, not declare, set aside or pay any dividend or distribution, make (or incur an obligation to make) any other distribution in respect of its capital stock or interests or make (or incur an obligation to make) any direct or indirect redemption, purchase or other acquisition of their stock or interests; (vi) not make any change in the compensation payable or to become payable to any of their respective officers, employees, agents or independent contractors, or enter into any collective bargaining agreement, bonus, equity, option, profit sharing, compensation, welfare, retirement, or other similar arrangement, or any employment contract;
(vii) not prepay any loans (if any) from their stockholders, officers or directors; (viii) not make any change in their borrowing or banking arrangements; and (ix) except with Comcast's consent in connection with the actions contemplated by Section 7.10 not issue any capital stock nor any rights, options or warrants to purchase capital stock.

Section 7.8. Resignation of Directors. BTH, US Cable and Intercable each agree to cause each of the Investor Nominees (as such term is defined in the Shareholders Agreement) to resign, seriatim from the Company's board of directors at the Final Closing or the Simultaneous Closing, as applicable (but in any event prior to the closing of the purchase and sale of the Optioned Shares (as defined in the Option Agreements)) and to designate as Investor Nominees such persons as may be selected by Comcast and to vote in favor of and to cause the other Investor Nominees, subject to their fiduciary duties as provided in Section 2.4(b) of the Shareholders Agreement, to vote in favor of electing such individuals designated by Comcast to fill the vacancies created by such resignations and by the resignations of the Jones Nominees (as such term is defined in the Shareholders Agreement) pursuant to the Jones/Comcast Agreement . BTH, Intercable and US Cable each agree to follow Comcast's direction with respect to the sequence of such resignations and the filling of such vacancies.

Section 7.9. Covenant to Act in Good Faith.

                    (a) BTH and the BTH Subsidiaries shall in good faith use reasonable best efforts to ensure that (i) the conditions in Article V(A) are fulfilled as soon as is reasonably possible following the date hereof and (ii) the conditions in Article V(B) are fulfilled as soon as is reasonably possible
(x) in the case of a Simultaneous Closing, following the date hereof and (y) in all other cases after the earlier to occur of (i) the date Comcast notifies BTH to exercise or cause the exercise of the Control Option after the Control Option becomes exercisable or (ii) the date the Control Option terminates according to its terms without Comcast having notified BTH to exercise the Control Option. BTH and any of its respective Affiliates, shall promptly file any required notice or application for approval with respect to the consummation of the transactions contemplated hereby, including making any required filing under the HSR Act on or prior to August 27, 1998 and shall expeditiously process the same (and each of BTH and its respective Affiliates shall cooperate in a commercially reasonable manner with Comcast in the filing of any such notice or application and the obtaining of any such approval). In connection with the foregoing, Comcast may also seek that any such actions, consents, approvals or waivers include the immediate transfer on the Closing Date of the Control Shares by Comcast to Comcast Cable Communications, Inc., a wholly-owned subsidiary of Comcast and the parent company of Comcast's cable division.

                    (b) Comcast shall in good faith use reasonable best efforts to ensure that (i) the conditions in Article VI(A) are fulfilled as soon as is reasonably possible following the date hereof including making any required filing under the HSR Act on or prior to August 27, 1998 and (ii) the conditions in Article VI(B) are fulfilled as soon as is reasonably possible (x) in the case of a Simultaneous Closing following the date hereof and (y) in all other cases after the earlier to occur of (i) the date Comcast notifies BTH to exercise or cause the exercise of the Control Option after the Control Option becomes exercisable or (ii) the date the Control Option terminates according to its terms without Comcast having notified BTH to exercise the Control Option. Comcast and any of its Affiliates shall promptly file any required notice or application for approval with respect to the consummation of the transactions contemplated hereby, including making any required filing under the HSR Act prior to [July ___, 1998 (10 business days after signing)], and shall expeditiously process the same (and Comcast and its Affiliates shall cooperate in a commercially reasonable manner with BTH and the BTH Subsidiaries in the filing of any such notice or application or the obtaining of any such approval).

Section 7.10. Tax Matters. BTH and Comcast covenant and agree to consult with one another and cooperate in good faith to determine mutually advantageous allocations and tax structures to effect the transactions contemplated by this Agreement.

Section 7.11. Other Agreements. (a) Following the Initial Closing, BTH shall pay Comcast any Payments pursuant to the Fee Letter and the Supply Services Agreement received on or after the Initial Closing Date.

                    (b) The parties agree that $50,000,000 of the Purchase Price (or such other amount as may be mutually agreed upon by the parties in their individual and sole discretion) will be allocated to the Affiliate Stock. BTH covenants and agrees to offer Jones the Affiliate Stock if and to the extent required by the terms of the Jones Companies Shareholders Agreements pursuant to the terms of Section 4.5 thereof promptly following the Initial Closing Date. At the Simultaneous Closing, BTH shall, subject to Jones' consent, assign, or cause to be assigned, to Comcast all of the rights of BTH and the BTH Subsidiaries under the Jones Companies Shareholders Agreement and the related Registration Rights Agreements.

                    (c) BTH covenants and agrees to promptly notify Comcast upon becoming aware of a Change in Law (as defined in the Control Option Agreements) and except as otherwise provided in Section 7.5(b) BTH and Intercable will refrain from exercising their rights pursuant to Section 7.2 of the Option Agreement and shall follow Comcast's instructions with respect to the Control Option.

                    (d) BTH, the BTH Subsidiaries and Comcast agree that, in the event the Company or Jones (or Jones' Affiliates or Associates) file any action, suit or claim challenging the transactions contemplated by this Agreement or seeking to prohibit consummation of the transactions contemplated by this Agreement, (i) none of them shall settle any such action, suit or claim without the written consent of the other parties to this Agreement and (ii) they shall cooperate and use their respective reasonable best efforts to preserve the rights of BTH pursuant to the Shareholders Agreement and the Control Option Agreement; provided that Comcast shall not have any obligation to waive, amend, modify or fail to enforce any of its rights under this Agreement. In addition, each of Comcast on the one hand, and BTH and its Affiliates on the other hand, shall pay one-half of the reasonable costs and expenses incurred in the aggregate by counsel to Comcast and counsel to BTH and its Affiliates in connection with any such action, suit or claim.

                    (e) (i) BTH and the BTH Subsidiaries covenant and agree that promptly upon becoming aware that Jones or any of his Affiliates have engaged in a transaction of the type described in Section 2.6(a) or Section 3.6 of the Shareholders Agreement without having obtained any consent of BTH required thereunder, BTH or any such BTH Subsidiary will notify Comcast of such transaction.

                        (ii) Subject to Section 7.3(g), BTH will, if requested by Comcast, at Comcast's expense, diligently enforce its rights under the Shareholders Agreement, including seeking judicial relief in respect thereof and will not settle any such judicial proceeding without the consent of Comcast.

Section 7.12. Updates. BTH agrees that it shall promptly notify Comcast in writing of (i) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement that could result in any breach of a representation or warranty of BTH in this Agreement or which could have the effect of making any representation or warranty contained herein untrue or incorrect in any material respect and (ii) all other material developments affecting the ability of BTH to perform its obligations under this Agreement. Comcast may elect not to accept such disclosures for purposes of any determination pursuant to Article V(A) or V(B) of this Agreement, provided, that if Comcast elects to proceed with the transactions contemplated hereby, such disclosures shall (to the extent such disclosures do not relate to (i) breaches of covenants of BTH or the BTH Subsidiaries or (ii) breaches of representations and warranties of which BTH had Knowledge prior to the date of this Agreement) be deemed to be updates to the applicable representations and warranties for purposes of the indemnification provisions set forth in Article XI of this Agreement and for purposes of any determination pursuant to Article V or Section
8.5 of this Agreement.

Section 7.13. Programming Rights. Effective as of and conditioned upon the consummation of the Simultaneous Closing, BTH on behalf of itself and its Affiliates assigns to Comcast all of its rights pursuant to Section 3.5 of the Shareholders Agreement.

                                  ARTICLE VIII
                                    CLOSINGS

Section 8.1. Initial Closing. The initial closing of the transactions contemplated by Section 1.1(a)(i) of this Agreement (the "Initial Closing") shall take place at 10:00 a.m. Eastern Standard Time on the Initial Closing Date. The Initial Closing shall take place in the offices of Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103-2793, or such other location as mutually agreed upon by the parties.

Section 8.2. Deliveries at the Initial Closing.

                    (a) At the Initial Closing, Comcast shall deliver to BTH the Initial Closing Payment as set forth in Section 1.2.

                    (b) At the Initial Closing, simultaneously with the delivery of the Initial Closing Payment as provided in Section 8.2(a), (i) BTH shall transfer to Comcast good, valid and marketable title to, and shall deliver to Comcast a certificate or certificates representing, 49% of the issued and outstanding shares of capital stock of the BTH Subsidiaries and (ii) US Cable shall deliver to Comcast good, valid and marketable title to, and shall deliver to Comcast certificates representing (x) the Class A Shares and (y) subject to any rights which may exist pursuant to Section 4.5 of the Jones Companies Shareholders Agreements shall deliver certificates representing the Affiliate Stock, accompanied by appropriate stock power(s) in form reasonably satisfactory to Comcast, which shares shall be free and clear of any Claims. Notwithstanding the foregoing, in the event that US Cable is required to sell the Affiliate Stock to Jones as a result of the exercise by Jones or any Affiliate of Jones of any rights of first refusal under the Jones Companies Shareholders Agreements, US Cable shall have no obligation to deliver the Affiliate Stock and the amount of the Purchase Price shall be reduced by the amount received by BTH from Jones or his Affiliates with respect to such Affiliate Stock. If BTH receives such payment from Jones prior to the Initial Closing Date, then the Initial Purchase Price shall be reduced by the amount of such payment; otherwise, BTH shall promptly refund such amount to Comcast plus interest accrued since the Initial Closing Date at the Applicable Rate. In the event that on the Initial Closing Date, U.S. Cable is unable to deliver the Affiliate Stock until it has complied with any rights of first refusal under the Jones Companies Shareholders Agreements, U.S. Cable shall deliver the certificates representing the Affiliate Stock as provided above as soon as U.S. Cable shall have complied with its obligations under the Jones Companies Shareholders Agreement.

Section 8.3. Final Closing. The final closing of the transactions contemplated by Section 1.1(a)(ii) of this Agreement (the "Final Closing") shall take place at 10:00 a.m. Eastern Time on the Final Closing Date. The Final Closing shall take place in the offices of Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103-2793, or such other location as mutually agreed upon by the parties.

Section 8.4. Deliveries at the Final Closing.

                    (a) At the Final Closing, Comcast shall deliver to BTH the Final Closing Payment as specified in Section 1.2, together with interest on such amount accrued from the Initial Closing Date to and including the Final Closing Date at the Applicable Rate.

                    (b) At the Final Closing, simultaneously with the delivery of the Final Closing Payment as provided in Section 8.4(a), BTH shall transfer to Comcast good, valid and marketable title to, and shall deliver to Comcast a certificate or certificates representing, all of the Remaining Subsidiary Stock accompanied by appropriate stock power(s) in form reasonably satisfactory to Comcast, which shares of Remaining Subsidiary Stock shall be free and clear of any Claims.

                    (c) Notwithstanding the terms of Section 8.4(b), Comcast shall have the right to elect in its sole discretion at least two days prior to the Final Closing by written notice to BTH, not to receive the Remaining Subsidiary Stock at the Final Closing but instead to require US Cable, Intercable and any of their Affiliates to deliver to Comcast at the Final Closing good, valid and marketable title to, and to deliver to Comcast a certificate or certificates representing, all of the shares of capital stock of the Company owned beneficially or of record by US Cable, Intercable or any of their Affiliates as of the date of the Final Closing (including, without limitation, the Control Shares and any shares acquired pursuant to Sections 2.8, 3.1, 3.8, 4.2 or 5.1(b) of the Shareholders Agreement with funds provided by Comcast) accompanied by appropriate stock power(s) in form reasonably satisfactory to Comcast, together with any cash or non-cash dividends or other distributions upon or in respect of any shares of capital stock of the Company paid since the date of this Agreement, which shares of capital stock and other property shall be free and clear of any Claims; provided that if Comcast makes such election pursuant to this Section 8.4(c), Comcast shall be required to deliver to BTH at the Final Closing good, valid and marketable title to, and Comcast shall deliver to BTH a certificate or certificates representing, all of the shares of Subsidiary Stock acquired by Comcast in the Initial Closing accompanied by appropriate stock power(s) in form reasonably satisfactory to BTH, which shares of Subsidiary Stock shall be free and clear of any Claims.

Section 8.5. Conditions to Final Closing of Comcast. The obligations of Comcast to consummate the Final Closing and to deliver the Final Closing Payment at the Final Closing in accordance with this Section 8.5 are subject to the fulfillment or waiver of each of the following conditions at or prior to the Final Closing:

                    (a) Litigation; No Governmental Opposition. No judgment, injunction, order or decree (i) enjoining or prohibiting BCE, BTH, the BTH Subsidiaries or Comcast from consummating the transactions contemplated hereby or the exercise of the Control Option (including its exercise pursuant to Section 7.5(a)); or (ii) invalidating or terminating the Control Option or the Jones/BTH Agreements shall have been entered prior to or on the Final Closing Date.

                    (b) Approvals.

                             (i) Except as could not reasonably be expected to
have a Material Adverse Effect on Comcast or the Company, all actions by, or filings with, any Governmental Authority required to permit the consummation of the transactions contemplated hereby or to permit the Company to continue to conduct its business as conducted immediately prior to the Final Closing, shall have been taken, made or obtained, and any and all other permits, approvals, consents, licenses or other actions necessary to consummate the transactions hereunder or to permit the Company to continue to conduct its business as conducted immediately prior to the Final Closing shall have been received or taken, and none of such permits, approvals, consents or licenses shall contain any provisions which could reasonably be expected to have a Material Adverse Effect on the Company or Comcast; provided that if all authorizations, consents and approvals from applicable Franchise Authorities necessary to effect the change of control of the Franchises (i) relating to the Franchises (whether in Owned Systems or Managed Systems) set forth on Schedule F, (ii) relating to Franchises in Managed Systems which, as of the Closing Date, are subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed System to a Person other than the Company (or its wholly owned Subsidiaries), and (iii) relating to Franchises with not less than 10,000 basic subscribers in Systems (whether Owned Systems or Managed Systems) acquired by any Intercable Group Entity (except for Managed Systems which, as of the Closing Date, are subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed System to the Company or one of its wholly owned Subsidiaries) after the date hereof (the "Required Franchise Approvals") shall have been so obtained, be in effect and not be subject to withdrawal or appeal then the condition contained in this Section 8.5(b) shall be deemed to be fulfilled as it relates to authorizations, consents or approvals from applicable Franchise Authorities on the date on which all of the Required Franchise Approvals are so obtained and are in effect and not subject to withdrawal or appeal and provided further that this condition shall not be satisfied if any Required Franchise Approval shall not have been obtained.

                             (ii) There shall not be in effect any statute, rule
or regulation which would have the effect of prohibiting Comcast from consummating the transactions contemplated hereby.

                    (c) Representations and Warranties.

                             (i) Each of the representations and warranties of
BTH contained in this Agreement other than the representations and warranties contained in Section 3.7 or 3.10 shall, in the case of those representations and warranties that are not qualified by materiality, be true, complete and correct in all material respects, and in the case of those representations and warranties that are qualified by materiality shall be true, complete and correct in all respects, as of each of (i) the date of this Agreement and (ii) unless otherwise being specified as being made as of a specific date, the Final Closing Date, in each case as though newly made at such time, except to the extent the facts underlying such representations and warranties have changed (i) with Comcast's consent in accordance with Section 7.3 or otherwise, (ii) as a result of the consummation of the Initial Closing or (iii) as a result of the sale of the Affiliate Stock in accordance with the provisions of Section 7.11(b).

                             (ii) Each of the covenants and agreements to be
performed by BTH and the BTH Subsidiaries hereunder to be performed at or prior to the Final Closing shall have been duly performed in all material respects.

                    (d) Other Deliveries. In addition to those documents and instruments which are required to be delivered to Comcast at the Final Closing pursuant to Section 8.4, BTH and each of the BTH Subsidiaries shall have executed (where applicable) and delivered to Comcast (or shall have caused to be executed and delivered to Comcast by the appropriate Person) the following:

                             (i) if Comcast has not made the election described
in Section 8.4(c), a copy of the memorandum of association of each of the BTH Subsidiaries which is certified as of a recent date by the applicable British Virgin Islands authority;

                             (ii) if Comcast has not made the election described
in Section 8.4(c), a customary certificate of the applicable British Virgin Islands authority, certifying as to matters such as the due incorporation and good standing of each of the BTH Subsidiaries;

                             (iii) if Comcast has not made the election
described in Section 8.4(c), a certificate of the Secretary of each of the BTH Subsidiaries, certifying that their respective articles of incorporation and the copies of the resolutions of their respective boards of directors and stockholders authorizing the execution of this Agreement and the transactions contemplated hereby and which are each attached thereto are true, correct and complete copies and are each in full force and effect and have not been amended or modified, and that the officers of each of the BTH Subsidiaries are those persons named in the certificate;

                             (iv) a certificate dated as of the Final Closing
Date signed by the president or chief executive officer of BTH certifying that all of the conditions in Section 8.5(c) have been fulfilled prior to or on the Final Closing Date; and

                             (v) in the event Comcast has not made the election
pursuant to Section 8.4(c) hereof, all corporate record books of the BTH Subsidiaries, including minutes of all meetings of stockholders, directors and committees of the board of directors, if any, and the stock records of the BTH Subsidiaries and the resignations of all of the directors and officers of the BTH Subsidiaries effective as of the date prior to the Final Closing Date.

                    (e) HSR Act. Any applicable waiting period under the HSR Act (including any extensions thereof) shall have expired or been terminated.

                    (f) Exercise of the Control Option. Either (i) BTH and the BTH Subsidiaries shall have caused Intercable to exercise the Control Option pursuant to Comcast's instructions (including a Section 3.1(a)(vi) Exercise) and Intercable shall have either consummated the purchase of the Control Shares pursuant to the Control Option Agreements or arranged for the transfer at the closing of such purchase of the Control Shares to Comcast or a person designated by Comcast pursuant to the terms of the Control Option Agreements (whether following Jones failure to elect to purchase the Control Option in accordance with section 7.5(b) or otherwise) and Comcast or such person shall have consummated the purchase of the Control Shares; or (ii) BTH and its Affiliates and their respective agents shall have complied with the covenants set forth in
Section 7.5 hereof and the Control Option shall have terminated in accordance with its terms without Comcast instructing BTH to exercise the Control Option.

                    (g) Additional Condition. The Company shall not have taken or agreed to take, and shall not have permitted any of the Company's subsidiaries to take or agree to take, directly or indirectly, any of the actions (other than adoption of the resolutions set forth on Schedule 7.3 and the consummation of the transactions authorized by such resolutions in accordance with the terms of such resolutions) described in paragraphs (i),
(ii), (iii), (v), (viii), (ix) or (x) of Section 2.6(a) of the Shareholders Agreement; provided that this condition shall be deemed satisfied even if the Company shall have taken or agreed to take any such action so long as (i) BTH and its Affiliates shall not have acted contrary to or failed to take action in accordance with, the wishes of Comcast expressed in any applicable Notice of Preference delivered or deemed to have been delivered by Comcast pursuant to
Section 7.3 within the applicable Preference Period and have complied with the covenants set forth in Sections 7.11(e) and, if requested by Comcast and at Comcast's expense, sought judicial enforcement of their rights under Section 2.6 of the Shareholders Agreement as provided therein and (ii) a court of competent jurisdiction shall have finally adjudicated all claims or suits brought pursuant to clause (i), and (iii) no court of competent jurisdiction shall have determined, in connection with any such final adjudication that BTH's rights pursuant to Section 2.6 of the Shareholders Agreement are void or unenforceable with respect to such Company action by virtue of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 8.6. Conditions of BTH to the Final Closing. The obligations of BTH or and the BTH Subsidiaries to consummate the Final Closing are subject to the fulfillment of the following conditions:

                    (a) Litigation; No Governmental Opposition. No judgment, injunction, order or decree (i) enjoining or prohibiting BTH or the BTH Subsidiaries from consummating the transactions contemplated hereby or the exercise of the Control Option (including its exercise pursuant to Section 7.5(a)) or (ii) invalidating or terminating the Control Option shall have been entered prior to or on the Final Closing Date.

                    (b) HSR Act. Any period under the HSR Act (including any extensions thereof) shall have expired or been terminated.

                    (c) No Violation of Law. There shall not be in effect any statute, rule or regulation which would have the effect or prohibiting Intercable or BTH from consummating transactions contemplated hereby.

                    (d) Approvals. Except as could not reasonably be expected to have a Material Adverse Effect, and except for any authorizations, consents, orders or approvals from applicable Franchise Authorities, all actions by or in respect of, or filings with, any Governmental Authority required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained, and any and all other permits, approvals, consents, licenses or other actions necessary to consummate the transactions hereunder shall have been received or taken.

                    (e) Representations and Warranties. (i) The representations and warranties of Comcast contained in the first and last sentences of Section
4.1 and Sections 4.2 and 4.3(a) in this Agreement shall, in the case of those representations and warranties that are not qualified by materiality, be true, complete and correct in all material respects, and in the case of those representations and warranties that are qualified by materiality, be true, complete and correct in all respects, as of each of (i) the date of this Agreement and (ii) unless otherwise specified as being made as of a specific date, as of the Final Closing Date as though newly made at such time.

                             (ii) Each of the covenants and agreements to be
performed by Comcast under Section 7.3(d), 7.5(b), 7.7(b), 7.9(b), 7.10 and 7.11(d) to be performed at or prior to the Final Closing shall have been duly performed in all material respects.

                    (f) Other Deliveries. In addition to those documents and instruments which are required to be delivered to BTH at the Initial Closing pursuant to Section 8.2, Comcast shall have executed (where applicable) and delivered to BTH (or shall have caused to be executed and delivered to BTH by the appropriate Person) a certificate dated as of the Final Closing Date signed by the president or chief executive officer of Comcast certifying that all of the conditions in Section 8.6(e) have been fulfilled prior to or on the Final Closing Date.

Section 8.7. Simultaneous Closing

                    (a) Notwithstanding any other provision to the contrary herein, the Simultaneous Closing shall take place at 10:00 a.m. Eastern Standard Time on the Simultaneous Closing Date. The Simultaneous Closing shall take place in the offices of Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103-2793 or such other location as mutually agreed upon by the parties.

                    (b) The parties shall make the deliveries required of them pursuant to Sections 8.2 and 8.4 as if the Simultaneous Closing were the Initial Closing and the Final Closing.

                    (c) The conditions to the respective obligations of the parties at the Initial Closing and the Final Closing as set forth in Articles V and VI and Sections 8.5 and 8.6 shall be conditions to the respective obligations of the parties at the Simultaneous Closing as if the Simultaneous Closing were the Initial Closing and the Final Closing.

                    (d) The obligations of the parties to consummate the Simultaneous Closing are subject to the fulfillment or waiver of the condition that, on the Simultaneous Closing Date, the other transactions contemplated by
Section 1(b) of the Jones/Comcast Agreement shall have been consummated.

                    (e) The directors of the Company other than the Joint Nominees (as defined in the Shareholders Agreement) shall resign seriatim and the remaining directors shall appoint individuals designated by Comcast to fill the vacancies created thereby, all as more fully set forth in Section 7.8 hereof and in the Jones/Comcast Agreement.

Section 8.8. Alternative Final Closing Procedures.

                    If an event or circumstance has occurred such that satisfaction of a condition in Section 8.5 or 8.6 is not reasonably possible despite the parties reasonable best efforts to ensure the same, the parties will take the following actions as an alternative to the Final Closing:

                    (a) If the Final Closing has not occurred due to (i) a failure to satisfy the conditions specified in Section 8.6(d) or (ii) a failure to satisfy the conditions specified in Section 8.5(f) because Intercable shall have exercised the Control Option pursuant to Comcast's instructions but shall have failed to consummate the purchase of the Control Shares due to the failure of Intercable to satisfy one or more of the conditions contained in Sections 3.2(b)(i)- (vi) of the Control Option Agreements and Intercable is unable to assign its rights under the Control Option Agreements pursuant to Section 10.2(a)(iii), then BTH shall pay to Comcast an amount equal to $150,000,000 plus interest at the Applicable Rate from the Initial Closing Date and deliver to Comcast any shares of capital stock of the Company acquired by BTH or the BTH Subsidiaries pursuant to Section 2.8, 3.1, 3.8, 4.2 or 5.1(b) of the Shareholders Agreement with funds provided by Comcast together with any dividends or distributions upon or with respect to such shares, and BTH shall deliver to Comcast all of the Remaining Subsidiary Stock (and Comcast shall have the right to make the same election with respect to the Remaining Subsidiary Stock as described in Section 8.4(c)) and Comcast shall have no obligation to pay to BTH the Final Closing Payment.

                    (b) If the Final Closing has not occurred due to (i) a failure to satisfy the conditions contained in Sections 8.5(a)(ii); or (ii) a failure of the conditions contained in Section 8.5(c), 8.5(d) or 8.5(f) to be satisfied or waived or (iii) due to a failure of the conditions contained in
Section 8.6(e) or 8.6(f) to be satisfied or waived, then BTH shall pay to Comcast an amount equal to $250,000,000 plus interest at the Applicable Rate from the Initial Closing Date and deliver to Comcast any shares of capital stock of the Company acquired by BTH or the BTH Subsidiaries pursuant to Sections 2.8, 3.1, 3.8, 4.2 or 5.1(b) of the Shareholders Agreement with funds provided by Comcast together with any dividends or distributions upon or with respect to such shares, and Comcast shall deliver to BTH all of the 49% Subsidiary Stock acquired by Comcast at the Initial Closing together with any dividends or distributions upon or with respect to such shares and Comcast shall have no obligation to pay to BTH the Final Closing Payment; provided, however, that (A) in the case of a judgment, injunction, order or decree referred to in clause (i) above that is based upon the effect of any (x) agreement, arrangement or understanding other than the Jones/BTH Agreements, or (y) any parole evidence or other matters extrinsic to the Jones/BTH Agreements, in the case of either clause (x) or (y) above, existing prior to the date of this Agreement or (B) the failure of the conditions specified in Section 8.5(c) or 8.5(d) to be satisfied or waived; then in lieu of the $250,000,000 payment referred to above BTH shall pay to Comcast an amount equal to $272,000,000.

                    (c) In the event that (i) a judgment, injunction, order or decree of any court of competent jurisdiction invalidating, terminating, nullifying or voiding this Agreement has become final and non-appealable or (ii) the Final Closing fails to occur due to a failure to satisfy the condition specified in Section 8.5(g), then in the case of either (i) or (ii), BTH shall pay to Comcast an amount equal to $250,000,000 plus interest at the Applicable Rate from the Initial Closing Date and deliver to Comcast any shares of capital stock of the Company acquired by BTH or the BTH Subsidiaries pursuant to Sections 2.8, 3.1, 3.8, 4.2 or 5.1(b) of the Shareholders Agreement with funds provided by Comcast together with any dividends or distributions upon or with respect to such shares, and Comcast shall deliver to BTH all of the 49% Subsidiary Stock acquired by Comcast at the Initial Closing together with any dividends or distributions upon or with respect to such stock and Comcast shall have no obligation to pay to BTH the Final Closing Payment.

                    (d) If the Final Closing has not occurred due to the inability of Comcast to take delivery of or take title to the Control Shares, the Class A Shares or any other shares of capital stock of the Company or the Remaining Subsidiary Stock but Intercable shall have exercised the Control Option and purchased the Control Shares, then Comcast shall pay to BTH an amount equal to the Final Closing Payment together with interest accrued at the Applicable Rate from the Initial Closing Date through the Final Closing Date and BTH agrees that Intercable shall take delivery of the Control Shares and US Cable and Intercable shall hold the Control Shares and other shares of capital stock of the Company owned by US Cable and Intercable including, without limitation, the Class A Shares and any shares of capital stock of the Company acquired by BTH or the BTH Subsidiaries pursuant to Section 2.8, 3.1, 3.8, 4.2 or 5.1(b) of the Shareholders Agreement with funds provided by Comcast, in each case together with any dividends or distributions upon or with respect to such shares (the "Trust Stock") in trust for Comcast's benefit and, to the maximum extent permitted by law, subject to Comcast's direction.

                    At such time as either the Trust Stock is sold or disposed of or Comcast is permitted under applicable law to take possession of the Trust Stock, Comcast may at its option elect to either take possession of the Remaining Subsidiary Stock or exchange the shares of Subsidiary Stock which Comcast received in the Initial Closing for all of the shares of capital stock of the Company beneficially owned by BTH and the BTH Subsidiaries (including, if any portion of the Trust Stock shall have been sold or disposed of prior to such exchange, the Net Proceeds of such sale or disposition). Comcast agrees that, if the Trust Stock (including any Net Proceeds) has not been transferred to Comcast or sold or otherwise disposed of by the BTH Subsidiaries at Comcast's direction within one year of the date Intercable consummates the purchase of the Control Shares, Comcast shall direct BTH and the BTH Subsidiaries to transfer either the Remaining Subsidiary Stock or the Trust Stock (including any Net Proceeds) to an independent trustee or other third party designated by Comcast.

                    (e) In the event BTH shall have paid $150,000,000 to Comcast pursuant to Section 7.3 hereof, the payments referred to in paragraphs (a), (b),
(c) and (d) above shall be reduced by such amount and all interest on such payments shall be calculated on such reduced amount.

                    (f) In the event BTH or Comcast shall be prevented from transferring or receiving title to or possession of any of the Remaining Subsidiary Stock or shares of capital stock of the Company to Comcast, as contemplated in paragraph (a), (b), (c) or (d) above, the parties shall use their reasonable best efforts to give the parties the benefits they would have received if such shares of the Remaining Subsidiary Stock or shares of capital stock of the Company had been so transferred, including to the extent legally permissible the transfer of shares of the Company and rights held by the BTH Subsidiaries and placing such shares of the capital stock of the BTH Subsidiaries or shares of capital stock of the Company in trust.

                                   ARTICLE IX
                                   TERMINATION

Section 9.1. Termination.

                    (a) This Agreement may be terminated as follows: (i) by mutual written consent of Comcast and BTH; (ii) by either Comcast or BTH on July 10, 1999, if the Initial Closing or the Simultaneous Closing has not occurred; provided that the right to terminate this Agreement under this Section 9.1(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of or shall have resulted in the failure of the Initial Closing or the Simultaneous
Closing to occur on or prior to such date; and (iii) if a statute, rule or regulation is enacted or adopted subsequent to the date of this Agreement but prior to the Initial Closing Date which would have the effect of prohibiting Comcast from purchasing or owning the Control Shares then Comcast may terminate this Agreement and the parties hereto shall have no further obligation to any other party hereto.

                    (b) Notwithstanding the foregoing, in the event any injunction, order or similar restraint has been issued by a court of competent jurisdiction (other than by virtue of any suit brought by a party to this Agreement), the termination date referred to in the foregoing clause (a) shall, upon the mutual agreement of the parties, be extended until the earlier of (i) the 10th day after such injunction, order or restraint shall have been dissolved or (ii) the date such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

Section 9.2. Effect Of Termination.

                    All obligations of the parties hereunder shall cease upon any termination pursuant to this Article IX; provided, however, that (a) the provisions of this Section 9.2 and Sections 13.3, 13.4 and 13.13 shall survive any termination of this Agreement and (b) nothing herein shall relieve any party from any liability for any prior breach of this Agreement.

Section 9.3. Right to Proceed. Subject to Section 7.12, anything in this Agreement to the contrary notwithstanding, if any of the conditions specified in
Article V or Section 8.5 hereof have not been satisfied, Comcast shall have the right to proceed with the transactions contemplated hereby without waiving any of its rights hereunder.

                                    ARTICLE X
                  RIGHTS AND OBLIGATIONS SUBSEQUENT TO CLOSING

Section 10.1. Survival of Representations, Warranties and Covenants. Each of the representations, warranties, agreements, covenants and obligations of Comcast and BTH set forth herein are material and shall be deemed to have been relied upon by the other party in entering into this Agreement. Each of the representations and warranties set forth herein shall survive until the first anniversary of the Final Closing Date (other than those contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 4.1 and 4.2, which shall survive indefinitely). The expiration of any representation or warranty shall not affect any claim made prior to the date of such expiration. All covenants, agreements and other obligations contained herein not fully performed shall survive the Final Closing and continue thereafter until fully performed. Any investigation, audit or other examination that may have been made or may be made at any time by or on behalf of the party to whom any such representation or warranty is made shall not limit or diminish such representations and warranties, and the parties may rely on the representations and warranties set forth in this Agreement irrespective of any information obtained by them by any investigation, audit or examination or otherwise.

Section 10.2. Regulatory Filings. Each of BTH and the BTH Subsidiaries and Comcast will cooperate to enable the other party to make any and all regulatory filings required with respect to the transactions contemplated hereby (including, by way of example and not of limitation, the filing of tax returns).

                                   ARTICLE XI
                                 INDEMNIFICATION

Section 11.1. Indemnification by BTH. BTH agrees to indemnify and hold Comcast and its respective subsidiaries and Affiliates (including, from and after the Initial Closing and the Final Closing, the BTH Subsidiaries) and individuals serving as officers, directors, partners, stockholders or employees thereof (individually a "Comcast Indemnified Party" and collectively the "Comcast Indemnified Parties") harmless from and against any damages, liabilities, losses, taxes, fines, penalties, costs, and expenses (including, without limitation, reasonable fees and expenses of counsel) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) ("Losses") which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

                    (a) any breach of any representation, warranty or covenant of BTH or the BTH Subsidiaries under this Agreement or in any certificate, schedule or exhibit delivered pursuant hereto or thereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach;

                    (b) the reasonable cost of enforcing any of the rights of any Comcast Indemnified Party hereunder; and

                    (c) any liabilities or obligations of any nature whatsoever of the BTH Subsidiaries other than, in the event Comcast has not made an election pursuant to Section 8.4(c) to return to BTH the shares of Subsidiary Stock, those liabilities or obligations incurred by the BTH Subsidiaries after the Final Closing.

Section 11.2. Limitations on Indemnification by BTH. Notwithstanding any other provision of this Agreement to the contrary, the right of the Comcast Indemnified Parties to indemnification under Section 11.1 shall be subject to the following provisions:

                    (a) BTH shall have no obligation to indemnify a Comcast Indemnified Party under Section 11.1 with respect to any claim for breach of a representation or warranty made after the first anniversary of the Final Closing Date other than a representation or warranty contained in Sections 3.1, 3.2, 3.3, 3.4 and 3.5 (the "Comcast Indemnification Cut-Off Date"); provided, however, that such expiration shall not affect any claim with respect to which notice was given in the manner contemplated by Section 11.5 hereof prior to the Comcast Indemnification Cut-Off Date.

                    (b) No indemnification shall be payable pursuant to Section 11.l(a) above to any Comcast Indemnified Party if such claim is based solely upon a breach of a representation and warranty contained in Article III (other than a representation or warranty contained in Sections or 3.2 and 3.3 or breaches of representations of which BTH had Knowledge as of the date of this Agreement), unless and until the total of all such claims for indemnification pursuant to Section 11.1(a) which are based upon a breach of the representation and warranty, other than a representation and warranty contained in Section 3.2 and 3.3 or breaches of representations of which BTH had Knowledge as of the date of this Agreement, shall exceed $5,000,000 in the aggregate, whereupon the amount of such claims exceeding such $5,000,000 threshold shall be recoverable in accordance with the terms hereof.

                    (c) In no event will the aggregate obligations of BTH to the Comcast Indemnified Parties pursuant to Section 11.1(a) for breaches of representations or warranties other than representations and warranties contained in Sections 3.2 and 3.3 and other than those breaches of representations and warranties of which BTH had Knowledge prior to the date of this Agreement exceed $250,000,000. In no event will the aggregate obligations of BTH to the Comcast Indemnified Parties pursuant to Section 11.1(a) for breaches of representations and warranties contained herein exceed $500,000,000.

                    (d) Notwithstanding anything to the contrary contained in this Agreement, BTH shall not be liable for any special or consequential damages for breaches of representations or warranties other than those contained in Sections 3.2 and 3.3. Comcast shall be required to take all reasonable steps to mitigate its Losses.

                    (e) Notwithstanding anything to the contrary contained in this agreement, to the extent that any Comcast Indemnified Party has been compensated for its Losses from an insurance company or any other third party,

BTH's indemnification obligation in respect of any such Losses shall be reduced by an equal amount.

                    (f) The obligation of BTH to indemnify the Comcast Indemnified Parties for matters contemplated by Section 7.3 and 8.8 shall be limited to the exclusive remedies set forth herein.

Section 11.3. Indemnification by Comcast. Comcast agrees to indemnify and hold BTH and its respective subsidiaries and Affiliates and individuals serving as officers, directors, partners, stockholders or employees thereof (individually a "BTH Indemnified Party" and collectively the "BTH Indemnified Parties") harmless from and against any Losses which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

                    (a) any breach of any representation, warranty or covenant of Comcast under this Agreement, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach;

                    (b) the reasonable cost of enforcing any of the rights of the BTH Indemnified Parties hereunder; and

                    (c) any Losses incurred by BTH in respect of liabilities of any BTH Subsidiary arising following the consummation of the Final Purchase, if Comcast has not made an election pursuant to Section 8.4(c) to return to BTH the shares of Subsidiary Stock.

Section 11.4. Limitation on Indemnification by Comcast. Notwithstanding the foregoing, the right of the BTH Indemnified Parties to indemnification under
Section 11.3 shall be subject to the following provisions: (a) Comcast shall have no obligation to indemnify a BTH Indemnified Party under Section 11.3 with respect to claim for a breach of a representation or warranty (other than representations and warranties contained in Sections 4.1 and 4.2) which claim is made after the first anniversary of the Final Closing Date (the "BTH Indemnification Cut-Off Date"); provided, however, that such expiration shall not affect any claim with respect to which notice was given in the manner contemplated by Section 11.5 hereof prior to the BTH Indemnification Cut-Off Date.

                    (a) In no event will the aggregate obligations of Comcast to the BTH Indemnified Parties pursuant to Section 11.3 exceed $250,000,000.

                    (b) No indemnification shall be payable pursuant to Section
11.3 such claim is based upon a breach of representation and warranty, unless and until the total of all such claims for indemnification pursuant to Section
11.3 which are based upon a breach of representation or warranty shall exceed $5,000,000 in the aggregate, whereupon the amount of such claims exceeding such $5,000,000 threshold shall be recoverable in accordance with the terms hereof.

                    (c) Notwithstanding anything to the contrary contained in this agreement, Comcast shall not be liable for any special or consequential damages for breaches of representation or warranty. BTH shall be required to take all reasonable steps to mitigate its Losses.

                    (d) Notwithstanding anything to the contrary contained in this agreement, to the extent that any BTH Indemnified Party has been compensated for its Losses from an insurance company or any other third party, Comcast's indemnification obligation in respect of any such Losses shall be reduced by an equal amount.

                    (e) The obligation of Comcast to indemnify the BTH Indemnified Parties for matters contemplated by Section 8.8 shall be limited to the exclusive remedies set forth therein.

Section 11.5. Notice: Defense of Claims. An indemnified party may make claims for indemnification hereunder by giving written notice thereof to the indemnifying party within the period in which indemnification claims can be made hereunder. If indemnification is sought for a claim or liability asserted by a third party, the indemnified party shall also give written notice thereof to the indemnifying party promptly after it receives notice of the claim or liability being asserted, but the failure to do so shall not relieve the indemnifying party from any liability except to the extent that it is prejudiced by the failure or delay in giving such notice. Such notice shall summarize the bases for the claim for indemnification and any claim or liability being asserted by a third party. Within twenty (20) days after receiving such notice the indemnifying party shall give written notice to the indemnified party stating whether it disputes the claim for indemnification and whether it will defend against any third party claim or liability at its own cost and expense. If the indemnifying party fails to give notice that it disputes an indemnification claim within twenty (20) days after receipt of notice thereof, it shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable. The indemnifying party shall be entitled to direct the defense against a third party claim or liability with counsel selected by it (subject to the consent of each indemnified party, which consent shall not be unreasonably withheld) as long as the indemnifying party has acknowledged in writing that it is obligated to indemnify the indemnified party for such claim pursuant to this
Article XI and is conducting a good faith and diligent defense and only money damages are at issue. Each indemnified party shall at all times have the right to fully participate in the defense of a third party claim or liability at its own expense directly or through counsel; provided, however, that if the named parties to the action or proceeding include either both the indemnifying party and/or one or more indemnified parties and an indemnified party is advised in writing by counsel to the indemnified party that representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, an indemnified party may engage separate counsel at the expense of the indemnifying party. If no such notice of intent to dispute and defend a third party claim or liability is given by the indemnifying party, or if a good faith and diligent defense is not being or ceases to be conducted by the indemnifying party or if the claim or liability includes other than money damages, the indemnified party shall have the right, at the expense of the indemnifying party, to undertake the defense of such claim or liability (with counsel selected by the indemnified party), and to compromise or settle it, exercising reasonable business judgment. If the third party claim or liability is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available such information and assistance as the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense, at the expense of the indemnifying party.

Section 11.6. No Right of Contribution. After the Initial Closing, neither of BTH nor Comcast shall have any claim for contribution against the BTH Subsidiaries in respect of any liability any such party may have to any BTH Indemnified Party or Comcast Indemnified Party under this Agreement.

                                   ARTICLE XII
                                   DEFINITIONS

                    For the purposes of this Agreement, including the Schedules attached hereto, the following terms shall have the following meanings:

                    "Affiliate" shall mean with respect to any Person (herein the "first party") (i) any other Person that directly or indirectly controls, or is controlled by, or is under common control with, such first party or (ii) any officer or director of the first party or of any Person described in clause (i) of this sentence. The term "control" as used herein (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to (a) vote fifty percent (50%) or more of the outstanding voting securities of such Person, (b) elect fifty percent (50%) or more of the board of directors or other equivalent committee or group of such Person or (c) otherwise direct the management or policies of such Person by contract or otherwise; provided however, that for purposes of this Agreement; the parties hereto agree that the Company shall be deemed not to be an Affiliate of BTH.

                    "Associate" as used herein shall mean with reference to any
Person: (i) any corporation or organization of which such Person, or relative or spouse of such Person or relative of a spouse of such Person, is an officer or partner or is, directly or indirectly, the beneficial owner of twenty-five percent (25%) or more of any class of equity securities; (ii) any trust or other estate in which such Person, or relative or spouse of such Person or relative of a spouse of such Person, has a substantial beneficial interest or as to which such Person, or relative or spouse of such Person or relative of a spouse of such Person, serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person or any relative of such spouse of such Person.

                    "Applicable Rate" means an interest rate per annum at which deposits in United States dollars appears on page 3750 (or any successor page thereto) of the Dow Jones Telerate Screen for a ninety day period, plus 1%. The Applicable Rate for any period shall be determined as of the Initial Closing Date (or, in the case of a Simultaneous Closing occurring after December 31, 1998 as provided in Section 1.2(a), as of December 31, 1998), and adjusted quarterly on the first business day of each January, April, July and October through the date of any final payment of the Purchase Price, whether on the Final Closing Date, the Simultaneous Closing Date or pursuant to Section 8.8.

                    "Claim" shall mean any lien, charge, claim, security interest, assignment, conditional sale agreement, deposit agreement, mortgage, security agreement, option, restriction, charge, deposit, pledge or encumbrance of any kind or nature whatsoever other than under the Securities Act of 1933, as amended.

                    "Franchise" means written "franchise" within the meaning of
Section 602(8) of the Cable Communications Policy Act of 1984 (47 U.S.C. (ss.)522(9)).

                    "Franchising Authority" has the meaning that term is given by Section 602(9) of the Cable Communications Policy Act of 1984 (47 U.S.C. (ss.)522(10)).

                    "Intercable Group" means, at any time, the Company and each person that is a Subsidiary of Jones Intercable, Inc., a Colorado corporation at such time.

                    "Intercable Group Entity" means, at any time, each Person included in the Intercable Group at such time.

                    "Jones/BTH Agreements" means the Shareholders Agreement, the Control Option Agreements, the Shareholders Agreement Assignment and the Option Agreement Assignment.

                    "Jones Companies Shareholders Agreements" shall mean that certain Shareholders Agreement among Glenn R. Jones, Jones International, Ltd., Bell Canada International Inc. and Jones Education Networks, Inc. and that certain Shareholders Agreement among Glenn R. Jones, Jones International, Ltd., Bell Canada International Inc. and Jones Entertainment Group, Ltd., each dated as of December 20, 1994.

                    "Knowledge" means, with respect to BTH, the actual knowledge of (i) any present director of the Company who was designated by BTH or any of its Affiliates and (ii) of any officer or, employee of BTH or its Affiliates who actively participated in the preparation and negotiation of this Agreement.

                    "Material Adverse Effect" with respect to any Person shall be deemed to occur if any event, change or effect, individually or in the aggregate with such other events, changes or effects, has occurred which would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), liabilities (contingent or otherwise), results of operations, financial condition of such Person and its subsidiaries taken as a whole.

                    "Payments" means, (i) with respect to the Fee Letter, any and all payments received by BTH or its Affiliates pursuant to the Fee Letter, and (ii) with respect to the Supply Services Agreement, any and all payments received by BTH or its Affiliates pursuant to the Supply Services Agreement after reducing such amounts for 115% of the actual out-of-pocket expenses incurred by BTH and its Affiliates in connection with the provision of the services required to be rendered by BTH or its Affiliates to the Company under the Supply Services Agreement.

                    "Person" shall mean any individual, partnership (general or limited), corporation, limited liability company, limited liability partnership, association, trust, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision thereof.

                    "Subsidiary Stock" means the shares of capital stock of the BTH Subsidiaries.

                    "Transfer" shall mean to exchange, sell, assign, transfer, pledge, hypothecate, make gifts of or in any manner whatsoever dispose of or encumber or grant any rights or interests, create any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest, create any other claim or make any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting right, title, interest or possession.

                                  ARTICLE XIII
                                  MISCELLANEOUS

Section 13.1. Further Assurances. BTH shall, and shall cause its Affiliates to, from time to time after the Closing Date, at the request of Comcast and without further consideration, execute and deliver further instruments of transfer and assignment and take such other action as Comcast may reasonably require to fully implement the provisions of this Agreement.

Section 13.2. Counting of Days. Whenever a specified period of days is required to be counted hereunder, in the event that the final day in such specified number of days falls on a date when the banking institutions in the state of New York or Canada are required to be closed, then the final day in such specified number of days shall be deemed to occur on the first day following such day when the banking institutions in the state of New York or Canada are required to be closed.

Section 13.3. Fees and Expenses. The rights and obligations of the parties hereto with respect to fees and expenses are as follows: Comcast shall pay its own expenses incident to the negotiation and consummation of the transactions contemplated by this Agreement and the agreements, instruments and documents contemplated hereby. BTH shall pay its and the BTH Subsidiaries expenses incident to the negotiation and consummation of the transactions contemplated by this Agreement and the agreements, instruments and documents contemplated hereby. BTH and Comcast shall share equally any filing fees required under the HSR Act and any transfer taxes, fees and duties arising by reason of transfer of the Subsidiary Stock.

Section 13.4. Dispute Resolution. All disputes arising in connection with this Agreement, other than disputes involving a request for the granting of an injunction or specific performance, shall be resolved by binding arbitration in accordance with the applicable rules of the American Arbitration Association. The arbitration shall be held in the State of New York before a panel of at least three arbitrators and shall be conducted in accordance with the American Arbitration Association Commercial Arbitration Rules. Comcast and BTH will each be entitled to appoint one of the three panel members and such members shall cooperate to jointly select a third mutually acceptable to both parties.

Section 13.5. Waivers. Any waiver of any terms or conditions or of the breach of any covenant, representation or warranty of this Agreement in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such term, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty, nor shall any failure or delay at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party's right at a later time to enforce or require performance of such provision or of any provision hereof; provided, however, that no such waiver, unless it, by its own terms, explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provision being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance.

Section 13.6. Governing Law and Consent to Jurisdiction. (a) This Agreement shall be construed under and governed by the internal laws of the State of New York without regard to its conflict of laws provisions. Each of the parties hereby consents to personal jurisdiction, service of process and venue in the federal or state courts of the State of New York for any claim, suit or proceeding arising under this Agreement, and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court. Each of the parties hereby irrevocably consents to the service of process in any such action or proceeding by the mailing by certified mail of copies of any service or copies of the summons and complaint and any other process to such party at the address specified in Section 13.8 hereof. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit or in any other manner permitted by law and shall affect the right of a party to service legal process or to bring any action or proceeding in the courts of other jurisdictions.

                    (b) Each of the parties hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any Jones/BTH Agreement, the Jones Companies Shareholders Agreement or the actions of any party in the negotiation, performance or enforcement hereof or thereof.

Section 13.7. Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered or sent by facsimile transmission, upon transmission with electronic confirmation of delivery, or if sent by registered or certified mail postage prepaid, upon the sooner of the date on which receipt is acknowledged or the expiration of five days after deposit in United States post office facilities properly addressed with postage prepaid or if sent by overnight courier, the day after delivery of such notice to such courier. All notices to a party will be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

To BTH:

                           BCI Telecom Holding Inc.
                           1000, rue de la Gauchetiere Ouest
                           Bureau 1100
                           Montreal (Quebec) Canada H3B 4Y8
                           Attention:  Chief Financial Officer
                           Facsimile No. (514) 392-2262
                           Telephone No. (514) 392-2260

With a copy to:

                           BCI Telecom Holding Inc.
                           1000, rue de la Gauchetiere Ouest
                           Bureau 1100
                           Montreal (Quebec) Canada H3B 4Y8
                           Attention: Corporate Secretary
                           Facsimile No. (514) 392-2342
                           Telephone No. (514) 392-2340

To Comcast:

                           Comcast Corporation
                           1500 Market Street
                           Philadelphia, PA 19102
                           Attention:  President
                           Facsimile No:  (215) 981-7790
                           Telephone No. (215) 981-7501

with a copy to:
                           Comcast Corporation
                           1500 Market Street
                           Philadelphia, PA  19102-2148
                           Attention:  General Counsel
                           Facsimile No:  (215) 981-7794
                           Telephone No. (215) 981-7510

Any notice given hereunder may be given on behalf of any party by his counsel or other authorized representatives.

Section 13.8. Entire Agreement. This Agreement, including the Schedules and Exhibits referred to herein and the other writings specifically identified herein or contemplated hereby including without limitation the Jones/Comcast

Agreement, the Option Agreements and the Shareholders Agreement (as amended by Agreement and Amendment No. 1 to Shareholders Agreement), is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings. No promises, representations, understandings, warranties and agreements have been made by any of the parties hereto except as referred to herein or in such Schedules and Exhibits or in such other writings; and all inducements to the making of this Agreement and the transactions contemplated hereby which were relied upon by either party hereto have been expressed herein or in such Schedules or Exhibits or in such other writings.

Section 13.9. Assignability; Binding Effect. This Agreement or any of the obligations or rights hereunder (a) may not be assigned or delegated by Comcast without the prior written consent of BTH, other than an assignment and/or delegation to an Affiliate of Comcast provided that Comcast shall remain obligated to pay the Purchase Price and to indemnify BTH pursuant to Section 11.3, and (b) may not be assigned by BTH or the BTH Subsidiaries without the prior written consent of Comcast. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

Section 13.10. Captions and Gender. The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, as the context may require.

Section 13.11. Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may (a) be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document, and (b) executed by facsimile.

Section 13.12. Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by Comcast, BTH and the BTH Subsidiaries or in the case of a waiver, the party waiving compliance.

Section 13.13. Publicity and Disclosures. No press releases or public disclosure, either written or oral, of the transactions contemplated by this Agreement, shall be made by a party to this Agreement without the prior Knowledge and written consent of Comcast, BTH and the BTH Subsidiaries which consent shall not be unreasonably withheld, except as is otherwise required by applicable laws, rules and regulations (including, without limitation, the HSR Act, the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder).

Section 13.14. Equitable Relief. Each party hereto expressly acknowledges that damages alone will be an inadequate remedy for any breach or violation by them of any of the provisions of this Agreement, and the opposing party, in addition to all other remedies hereunder or thereunder, shall be entitled, as a matter of right, to injunctive relief, including specific performance with respect to any such breach or violation, in any court of competent jurisdiction.

Section 13.15. Severability. The invalidity of any term or terms of this Agreement shall not invalidate or otherwise affect any other term of this Agreement which shall remain in full force and effect.

Section 13.16. Surety of Payment. Within thirty days of the date of this Agreement BTH shall either have posted a letter of credit securing its obligations under Sections 7.3 and 8.8 or have obtained a guaranty by BCE, Inc., the parent company of BTH, of Comcast's right to collect sums from BTH under Sections 7.3(e), 8.2(b) and 8.8.

Section 13.17. Miscellaneous. In the event BTH acts in accordance with Comcast's Notice of Preference delivered or deemed to have been delivered pursuant to
Section 7.3(e), then any such acts or their direct effects shall not result in BTH having breached a representation, warranty or covenant contained in this Agreement.

                  IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date set forth above by their duly authorized representatives.


                                                     BCI TELECOM HOLDING INC.


                                                     By:
                                                        ------------------------
                                                     Name:
                                                     Title:


                                                     COMCAST CORPORATION


                                                     By:
                                                        ------------------------
                                                     Name:
                                                     Title:


                                                     BTH (U.S. CABLE) LIMITED


                                                     By:
                                                        ------------------------
                                                     Name:
                                                     Title:


                                                     BTH (INTERCABLE) LIMITED


                                                     By:
                                                        ------------------------
                                                     Name:
                                                     Title:

                            Schedule 3.8

Investor Consent Rights (Section 2.6)

1. During July 1996, the Company sought the consent of BTH to purchase the cable television system owned by Maryland Cable Partners, L.P. serving the northern portion of Prince George's County for a purchase price of US$235,000,000 and the incurrence of Debt in connection with such purchase. BTH and US Cable granted such consent.

2. On February 18, 1997 the Company sought the consent of BTH to acquire the cable television systems of SBC Media Ventures located in Virginia and Maryland for $525,000,000 in cash and $150,000,000 through the issuance to SBC of preferred stock. BTH denied the Company's request.

3. On August 28, 1995, the Company sought the consent of BTH to enter into an Asset Exchange Agreement with Time Warner pursuant to which the Company would convey to Time Warner substantially all of the assets of the cable television systems serving communities in Florida, Indiana and South Carolina in return for those of Time Warner serving other communities in Virginia and in Maryland and West Virginia. BTH granted such consent.

4. On July 23, 1997, the Company sought the consent of BTH to purchase the cable television system serving the City of Albuquerque from one of the Company's limited partnerships, Cable TV Fund 12-BCD for $222,963,267. BTH granted such consent.

Investment Obligations (Section 3.1)

5. Notice from Jones dated July 28, 1997 and acknowledgment by BTH dated August 7, 1997 regarding BTH's investment obligations pursuant to
         Section 3.1 of the Shareholder's Agreement regarding the public offering of shares of Class A Common Stock.

Transactions with Affiliates (Section 3.6)

6. During 1994, Jones sought the approval of the Unrelated Directors to enter into the Great American Country Network Programming Agreement. Such transaction was approved.

7. On or about December 23, 1997, Jones sought the approval of the Unrelated Directors to enter into the Jones Internet Channel Affiliate Agreement, which agreement would have provided for the Jones Internet Channel to be the exclusive provider of Internet services to the Company. Such transaction was denied.

8. During 1994, Jones sought the approval of the Unrelated Directors to enter into the Billing System Agreement, which agreement provides for the development of a customer care and billing system for the Company, to be developed by Jones' Affiliates. Such transaction was approved.

Sale Offer Notices (Section 4.2)

9.       Sale offer notice dated March 25, 1997 delivered by Jones pursuant to
         Section 4.2(b) of the Shareholders Agreement in relation to 550,000 shares of Class A Common Stock for aggregate consideration of $9,762,500.00. BTH declined to purchase the shares.

10. Sale offer notice dated February 24, 1998 delivered by Jones pursuant to Section 4.2(b) of the Shareholders Agreement in relation to 500,000 shares of Class A Common Stock for aggregate consideration of $8,406,250.00. BTH declined to purchase the shares.

11. Sale offer notice dated December 17, 1997 delivered by Jones pursuant to Section 4.2(b) of the Shareholders Agreement in relation to 877 shares of Class A Common Stock for aggregate consideration of $14,196.44. BTH verbally declined to purchase the shares.

12. Sale offer notice dated December 17, 1997 delivered by Jones pursuant to Section 4.2(b) of the Shareholders Agreement in relation to 136,946 shares of Class A Common Stock for aggregate consideration of $2,216,813.38. BTH verbally declined to purchase the shares.

13. Sale offer notice dated December 17, 1997 delivered by Jones pursuant to Section 4.2(b) of the Shareholders Agreement in relation to 37,626 shares of Class A Common Stock for aggregate consideration of $609,070.88. BTH verbally declined to purchase the shares.

14. Sale offer notice dated December 17, 1997 delivered by Jones pursuant to Section 4.2(b) of the Shareholders Agreement in relation to 48,705 shares of Class A Common Stock for aggregate consideration of $788,412.19. BTH verbally declined to purchase the shares.

                                  SCHEDULE 3.10

               1. Organization and Standing of the Company. The Company and each of its subsidiaries, is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. The Company and each of its subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its subsidiaries is not in default in the performance, observance or fulfillment of any provision of their respective certificate of incorporation or by-laws.

               2. Organizational Documents. The certificate of incorporation and bylaws of the Company are as set forth in Exhibits 3.1-3.4 to the Company's Form 10-K for the fiscal year ended December 31, 1997, as filed with the SEC and have not been amended, modified, or rescinded and they remain in full force and effect.

               3. Capitalization. As of February 20, 1998, the Company's authorized capital stock consisted solely of (a) 60,000,000 shares of Class A Stock, of which (i) 35,578,398 shares were issued and outstanding, and (ii) 1,353,083 shares were reserved for issuance upon the exercise of outstanding options, and no other shares were reserved for issuance for any other purposes; and (b) 5,550,000 shares of Common Stock of which 5,113,021 shares were issued and outstanding, and no shares were reserved for issuance for any purpose. Since February 20, 1998 through the date of the Agreement and through the Initial Closing Date, there have been no increases to any of the foregoing amounts other than increases in the number of shares of Class A Stock outstanding by reason of the exercise of the foregoing options, which exercise has reduced the number of shares of Class A Stock reserved for issuance pursuant to options by a corresponding amount. Since the date of the Agreement, there have been no additional issuances of shares of Class A Stock or Common Stock other than issuances of Class A Stock upon exercises of stock options outstanding on the date of this Agreement. Except for the stock options described in the preceding sentence, since the date of the Agreement there have been no subscriptions, options, warrants, or other rights, convertible securities, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company or any of its subsidiaries is a party, or by which any of their properties are bound or affected, or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company.

               4. Public Filings. Since December 31, 1995, the Company has timely filed all material forms, reports, and documents (the "Company Public Reports") required to be filed with the SEC and the National Association of Securities Dealers and other US federal or state securities law authorities, exchanges or self-regulatory bodies (the "Securities Authorities") prior to the

Initial Closing Date. The Company Public Reports (including, without limitation, any financial statements or schedules included therein) filed on or prior to the Initial Closing Date (i) have been prepared in compliance with the requirements of applicable law, and (ii) did not at the time of filing (or, if amended, supplemented, or superseded by a filing prior to the Initial Closing Date, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               5. Financial Statements. Each of the consolidated financial statements contained in the Company Public Reports filed on or prior to the Initial Closing Date and the Company's audited consolidated financial statements for the years ended December 31, 1997, 1996 and 1995 and the quarter ended March 31, 1998 (together, the "Financial Statements") (including, in each case, any related notes thereto) have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each of them present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries at their respective dates and the consolidated results of their operations and cash flows for the periods indicated, except that unaudited interim financial statements included in any quarterly reports may have been subject to normal and recurring year-end adjustments that were not expected to be material in amount.

                                  Schedule 7.3


1. The purchase of the following assets by Jones or a Jones Entity at a price equal to the fair market value (determined by appraisal) of such assets:

                              (i) that certain real estate located on Lot 1,
Jones Intercable's Headquarters, according to the recorded plot thereof, County of Anapahoe, State of Colorado and the Panorama Falls Office Building.


                              (ii) the Company's equity interest in each of
Jones Futurex, Inc., Jones Global Group and Jones Customer Service Management
LLC


                              (iii) all of the Company's interest in the "Jones
Spacelink" tradename.


2. The assumption by the Jones Entities of the Company's rights and obligations under that certain lease dated, December 23, 1997, by and between the Company and PNC Leasing Corp. ("Lessor") relating to the aircraft presently leased by the Company and the release by the Lessor of the Company from such lease.

3. The amendment of (i) that certain lease, dated November 30, 1989, by and between the Company and Jones Properties, Inc. (the "Lease") (a) providing the Company with a right to terminate the Lease upon (x) vacating the entire premises which are subject to the Lease and occupied by the Company with the intention not to re-occupy such leased premises and (y) the payment by the Company to Jones Properties, Inc. of an amount determined pursuant to section 27(a)(v) of such Lease (without the offset for fair market rental value of such premises provided in such section calculated until the end of the stated term of such lease, June 30, 2000, and (b) prohibiting the Company from subleasing the premises to any person other than Jones, through the stated term of such lease, and (ii) any subleases relating to the premises providing that such subleases automatically terminate upon the termination of the Lease and relieving the Company of any further obligations under such sublease following such termination.

4. The adoption of a Severance Plan for certain associates of the Intercable Group Entities located in Denver, Colorado, and Lanham, Maryland. Amounts payable under the plan shall be in cash and shall not exceed $32,000,000 in the aggregate, of which not more than $14,000,000 shall be non-deductible by the Company from its income under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

All such severance payments shall, as a condition to payment, require that the recipient be an employee of the Company at all times from the date hereof to the date which is 90 days after the Closing Date unless such employee is terminated without cause prior to the expiration of such 90-day period. Jones shall not be a recipient of any such severance payments.

                                   SCHEDULE F


                                  Owned Systems


FRANCHISES HELD BY
JONES INTERCABLE, INC.

Panama City Beach, Florida System

         City of Panama City Beach

Oxnard, California System

         City of Oxnard



FRANCHISES HELD BY
JONES COMMUNICATIONS OF MARYLAND, INC.

Prince George's County System:

         North Prince George's County

         South Prince George's County

         City of Bowie


Chesapeake Bay Group (including Annapolis,
Anne Arundel County and
Charles County Systems):

         Anne Arundel County

         City of Annapolis

FRANCHISES HELD BY
JONES COMMUNICATIONS OF
GEORGIA/SOUTH CAROLINA, INC.

Savannah System:

         Chatham County

         City of Savannah

FRANCHISES HELD BY
JONES COMMUNICATIONS OF VIRGINIA, INC.

Alexandria System:

         City of Alexandria

Prince William Group (including
Dale City, Reston and
Manassas Systems):

         Fairfax County (Reston)

         City of Manassas

FRANCHISES HELD BY
JONES COMMUNICATIONS OF ARIZONA, INC.

Pima County System:

         Town of Oro Valley


FRANCHISES HELD BY
JONES COMMUNICATIONS OF MISSOURI, INC.

Independence System:

         City of Olathe, KS

         City of Raytown

FRANCHISES HELD BY
JONES COMMUNICATIONS OF NEW MEXICO, INC.

Albuquerque System:

         City of Albuquerque


FRANCHISES HELD BY
JONES OF WISCONSIN, INC.

Manitowoc System:

         City of Manitowoc


                                 Managed Systems


FRANCHISES HELD BY
CABLE TV FUND 14-A, Ltd.

Calvert County System:

         Calvert County

Naperville System

         City of Naperville


FRANCHISES HELD BY
JONES GROWTH PARTNERS, L.P.

Wheaton System

         City of Wheaton

         Village of Addison

FRANCHISES HELD BY
IDS/JONES JOINT VENTURE PARTNERS

Aurora System

         City of Aurora


FRANCHISES HELD BY
 CABLE TV FUND 12-BCD VENTURE

Palmdale and Littlerock Systems:

         Los Angeles County

         City of Lancaster

         City of Palmdale

FRANCHISES HELD BY
JONES CABLE INCOME FUND 1-A, LTD.

Owatonna/Glencoe System

         City of Owatonna

FRANCHISES HELD BY
CABLE TV FUND 12-A, LTD.

Cook County/Orland Park System

         Village of Mundelein

FRANCHISES HELD BY
CABLE TV FUND 15-A, LTD.

South Suburban System

         Village of Lansing

                                                                     EXHIBIT 14

                      Amendment No. 1 to Option Agreements

                                                                  Execution Copy

                      AMENDMENT NO. 1 TO OPTION AGREEMENTS

         This AMENDMENT to each of those certain Option Agreements described more fully herein is entered into as of this 12 day of August 1998, by and among Jones International, Ltd. ("International"), Glenn Jones Grantor Business Trust (the "Jones Trust"), Jones International Grantor Business Trust (the "JI Trust", and together with the Jones Trust, the "Trusts"), Jones Space Segment, Inc. ("Space"), Jones Global Group, Inc. ("Global"), Jones Interdigital, Inc. ("Interdigital"), Jones Entertainment Group, Ltd. ("Entertainment" and together with International, the Trusts, Space, Global and Interdigital, the "Jones Entities") and The Bank of New York (as successor agent to Morgan Guaranty Trust Company of New York) (the "Purchaser"), as agent for, in the case of a Section 3.1(a)(vi) Exercise (as defined herein), Comcast Corporation, a Pennsylvania corporation ("Comcast"), and in all other cases BTH (Intercable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI VI Limited ("BTH Intercable") as assignee of BCI Telecom Holdings Inc., a Canadian corporation, f/k/a Bell Canada International, Inc. ("BTH").

         WHEREAS, the Jones Entities have entered into those certain Option Agreements, each dated as of December 20, 1994 (the "Option Agreements"), pursuant to which BTH Intercable, as assignee of BTH and through its agent, has the option (the "Control Option") to purchase the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Jones Intercable, Inc. (the "Company") owned beneficially or of record by the Jones Entities (the "Control Shares");

         WHEREAS, BTH, BTH Intercable and BTH (US Cable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI III, Limited ("US Cable") have entered into a Purchase and Sale Agreement with Comcast, dated as of May 22, 1998, and amended and restated as of the date hereof (the "Comcast/BTH Agreement") in connection with the transactions contemplated by the Jones/Comcast Agreement (as defined herein), including the exercise of the Control Option pursuant to the Option Agreements. BTH, BTH Intercable and US Cable are sometimes referred to herein as the "Bell Entities."

         WHEREAS, the Jones Entities have entered into an Agreement with Comcast, dated August 12, 1998 (the "Jones/Comcast Agreement"), concerning the exercise of the Control Option;

         WHEREAS, in connection with the execution and delivery of the Comcast/BTH Agreement as so amended and restated and the Jones/Comcast Agreement and in light of the transactions contemplated thereby, the parties hereto desire to amend each of the Option Agreements as described herein to provide for, among other things, a new Exercise Period (as defined in the Option Agreements) which will cause the Control Option to become currently exercisable;

         THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound hereby, the parties agree as follows.

         1. Definitions. All terms used but not otherwise defined herein shall have the same meanings as ascribed to them in the Option Agreements.

         2. Amendment of Preamble. The preamble to the Option Agreements is hereby amended by:

                  (a) inserting after the date "December 20, 1994" the phrase "and amended as of August 12, 1998" and

                  (b) inserting after the word "between" the phrase "The Bank of New York (as successor agent to Morgan Guaranty Trust Company of New York) (the "Purchaser"), as agent for, in the case of a Section 3.1(a)(vi) Exercise (as defined herein), Comcast Corporation, a Pennsylvania corporation and in all other cases BTH (Intercable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI VI Limited ("BTH Intercable") as assignee of BCI Telecom Holdings Inc., a Canadian corporation, f/k/a Bell Canada International, Inc. ("BTH")".

         3. Substitution of the term "BCI". All instances of the term "BCI" in the Option Agreements are hereby deleted and replaced with the term "BTH".

         4. Amendment to Section 1.1(a). Section 1.1(a) is amended by:

                  (a) deleting the definition of "BCI" and inserting in lieu thereof the following definition:

                  ""BTH" means BCI Telecom Holding Inc. f/k/a Bell Canada International Inc., a corporation organized under the Canada Business Corporations Act."


                  (b) deleting the definition of "Shareholders Agreement" and inserting in lieu thereof the following definition:

                  ""Shareholders Agreement" means the Shareholders Agreement dated as of December 20, 1994 among BTH, the Company, Jones and Jones International, as amended on August 12, 1998."

                  (c)      and adding thereto the following definitions:

                  ""BTH/Comcast Agreement" means that certain Purchase and Sale Agreement, dated May 22, 1998, and amended and restated as of August 12, 1998 by and among Comcast, BTH, BTH (US Cable) Limited, a British Virgin Islands corporation f/k/a Bell Canada International BVI III Limited, and BTH Intercable.

                  "Comcast" means Comcast Corporation, a Pennsylvania corporation.

                  "Franchise Authority" has the meaning that term is given by
Section 602(9) of the Cable Communications Act of 1984 (47 U.S.C. (S) 522(10)).

                  "Jones/Comcast Agreement" means that certain Agreement dated August 12, 1998 by and among Comcast and the Jones Entities (as defined therein).

                  "Jones/Comcast Closing" means the "Closing" as defined in the Jones/Comcast Agreement.

                  "Jones/Comcast Closing Date" means the "Closing Date" as defined in the Jones/Comcast Agreement.

                  "Section 3.1(a)(vi) Exercise" shall refer to the exercise of the Control Option in accordance with Article III hereof pursuant to Section 3.1(a)(vi).

                  "Simultaneous Closing" means the Simultaneous Closing as such term is defined in the BTH/Comcast Agreement."

         5. Amendment to Section 1.1(b). Section 1.1(b) is hereby amended by inserting the following:

         "Other Transactions                                       3.2(b)"


         6. Amendment of Section 3.1. Section 3.1 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 3.1 Exercise Periods. (a) The Control Option may be exercised either as provided in Section 7.2(c), or by Purchaser at any time during any of the following periods (each, an "Exercise Period"):

                  (i) the period commencing on the day of an Event and ending 270 days after Purchaser receives written notice from or on behalf of any Optionor of the occurrence of an Event;

                  (ii) the period commencing on the day of a Resignation Event and ending 90 days after Purchaser receives a written notice from (or on behalf of) any Optionor of the occurrence of a Resignation Event;

                  (iii) the period commencing on the day that Purchaser receives a written notice from (or on behalf of) Grantor requesting that Purchaser exercise the Control Option (the "Grantor's Notice"), which notice may be delivered only on or after the fifth anniversary of the SPA Closing, and ending 180 days after such day;

                  (iv) the period commencing on the seventh anniversary of the SPA Closing and ending on the eighth anniversary of the SPA Closing;

                  (v) the period commencing on the day of a Jones Bankruptcy Event and ending 30 days after Purchaser receives written notice of the occurrence of a Jones Bankruptcy Event; and

                  (vi) the period commencing on August 12, 1998, which period shall only apply to the exercise of the Control Option pursuant to the Jones/Comcast Agreement; provided, that upon the occurrence of the Initial Closing as defined in the BTH/Comcast Agreement the Exercise Period described in this Section 3.1(a)(vi) shall automatically terminate.

provided that no Exercise Period will expire if immediately preceding such expiration there is in effect a law, regulation or order that stays or otherwise prohibits Purchaser from delivering an Exercise Notice after (or as a result of) the occurrence of a Jones Bankruptcy Event; provided further however, that the commencement of any Exercise Period described in Sections 3.1(a)(i) through (v) inclusive shall be postponed until such time, if ever, on the earlier to occur of the date the Jones/Comcast Agreement shall have expired or been terminated or the date of the Initial Closing under the BTH/Comcast Agreement, but in no event shall such Exercise Periods described in Sections 3.1(a)(i) - 3.1(a)(v) end later than December 20, 2002.

         (b) The notices delivered pursuant to clauses (i), (ii), (iii) and (v) will be in the form attached hereto as Exhibit A. A Grantor's Notice delivered pursuant to clause (iii) will be effective only if a similar notice is simultaneously delivered to Purchaser under the Related Option Agreements. Once delivered to Purchaser, a Grantor's Notice will be irrevocable.

         (c) Subject to the termination provisions of Section 3.6, the parties acknowledge that at any given time there may be more than one Exercise Period in effect at such time.

         (d) Grantor acknowledges and agrees that the delivery of an Exercise Notice pursuant to a Section 3.1(a)(vi) Exercise is being made for the account of Comcast. BTH shall not be liable to Grantor under this Agreement if the closing of the Section 3.1(a)(vi) Exercise shall not occur for any reason provided that this Section 3.1(d) shall not be deemed to be a waiver by Grantor of any claim which it may have against BTH due to a breach by BTH of its obligations hereunder or preserved pursuant to the second sentence of Section
1.6 of the Agreement and Amendment No. 1 to Shareholders Agreement of even date herewith."

         7. Amendment of Section 3.2. Section 3.2 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 3.2 Exercise of Control Option. (a) Purchaser may exercise the Control Option at any time during an Exercise Period by delivery to Grantor of an irrevocable written notice in the form attached hereto as Exhibit B (the "Exercise Notice"). The execution and delivery of this Agreement as amended on August 12, 1998 shall be deemed to be delivery by Purchaser of a valid Exercise Notice as of such date pursuant to a Section 3.1(a)(vi) Exercise. Purchaser has no obligation to deliver an Exercise Notice pursuant to Section 3.1(a)(i) through (v) and may allow the Control Option to expire and terminate without purchasing the Optioned Shares. The Control Option may only be exercised simultaneously with the exercise of the option granted under the Related Option Agreements and the Closing hereunder will only take place simultaneously with the closing of the exercise of the option granted under the Related Option Agreements; provided that the Closing pursuant to a Section 3.1(a)(vi) Exercise will also only take place on the same date as the Jones/Comcast Closing and the Simultaneous Closing.

         (b) The closing for the exercise of the Control Option (the "Closing")
(1) in the case of any exercise of the Control Option other than a Section 3.1(a)(vi) Exercise, will take place not more than 20 Business Days after the date that the Exercise Notice is delivered to Grantor, provided that (x) if it is necessary to determine Market Value pursuant to Section 3.4(b), the Closing will be postponed as provided in Section 3.4(c) and (y) so long as Purchaser is using its reasonable efforts to consummate the Closing promptly, and subject to
Section 3.6 hereof, Purchaser may postpone the Closing until such time as the following conditions have been satisfied or waived by Purchaser and (2) in the case of a Section 3.1(a)(vi) Exercise, will take place on the same date as the Jones/Comcast Closing and the Simultaneous Closing at such time as the following conditions have been satisfied or waived by Purchaser:

                  (i) The waiting period (including any extension thereof resulting from additional inquiries, if any) under the HSR Act applicable to (x) the purchase of the Optioned Shares by Purchaser and
         (y) in the case of a Section 3.1(a)(vi) Exercise, the consummation of the transactions contemplated by the Jones/Comcast Agreement and the BTH/Comcast Agreement including the sale of the Optioned Shares from Purchaser to Comcast (the "Other Transactions") shall have expired or been earlier terminated.

                  (ii) All other actions by, in respect of or filings with any Governmental Authority in the United States, England or Spain, or any other country where the Intercable Group conducts material business, required to permit (x) the consummation of the Closing and (y) in the case of a Section 3.1(a)(vi) Exercise, the consummation of the Other Transactions, shall have been taken or obtained, as the case may be, and shall be in full force and effect; provided that, in the case of a
         Section 3.1(a)(vi) Exercise, if all authorizations, consents and approvals from applicable Franchise Authorities necessary to effect the change of control of the Franchises (A) relating to the Franchises in Systems (whether Owned Systems or Managed Systems) set forth on Schedule F hereto, (B) relating to Franchises in Managed Systems which as of the date of Closing are subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed Systems to a person other than the Company (or its wholly owned Subsidiaries), and (C) relating to Franchises with not less than 10,000 basic subscribers in Systems (whether Owned Systems or Managed Systems) acquired by any Intercable Group Entity (except for Managed Systems which, as of the Closing Date, are subject to a letter of intent or agreement of sale providing for the sale or other disposition of such Managed System to the Company or one of its wholly owned Subsidiaries) after the date hereof (the "Required Franchise Approvals") shall have been so obtained, be in effect and not be subject to withdrawal or appeal then the condition contained in this paragraph (ii) shall be deemed to be fulfilled as it relates to authorizations, consents or approvals from applicable Franchise Authorities on the date on which all of the Required Franchise Approvals are so obtained and are in effect and not subject to withdrawal or appeal and provided further that this condition shall not be satisfied if any Required Franchise Approval shall not have been obtained.

                  (iii) There shall not then be in effect any applicable law, rule or regulation or any judgment, injunction, order or decree that has one or more of the effects described in clauses (a), (b) or (c) of the following paragraph (iv), provided that (x) if after the date hereof BTH or any of its Affiliates and (y) in the case of a Section 3.1(a)(vi) Exercise, if after August 12, 1998 Comcast or any of its Affiliates enters into a new line of business and at such time there is a law, rule or regulation that has, or is reasonably expected to have, one or more of such effects, then this clause (iii) will not apply to any such law, rule or regulation.

                  (iv) There shall not then be instituted or pending any action or proceeding before any federal or state court or other Governmental Authority brought by a Governmental Authority challenging the consummation of the Closing or, in the case of a Section 3.1(a)(vi) Exercise, the Other Transactions or seeking to (a) prevent BTH (or its agent) or, in the case of a Section 3.1(a)(vi) Exercise, Comcast (or its agent) from exercising the Control Option, (b) require BTH (or its agent) or, in the case of a Section 3.1(a)(vi) Exercise, Comcast (or its agent) to divest, or otherwise limit BTH's, Comcast's (or their respective agent's) ability to exercise full rights of ownership over, the shares of Capital Stock owned by BTH and its Affiliates, Comcast and its Affiliates, the Control Option or the Optioned Shares or (c) require, after the exercise of the Control Option, the Intercable Group or, in the case of a Section 3.1(a)(vi) Exercise the Intercable Group or Comcast to divest any material business or assets or would impose a material limitation on the conduct of Intercable Group's or Comcast's business, provided that (A) if after the date hereof BTH or any of its Affiliates, or, in the case of a Section 3.1(a)(vi) Exercise, if after August 12, 1998 Comcast or any of its Affiliates enters into a new line of business and at such time there is a law, rule or regulation that has, or is reasonably expected to have, one or more of the foregoing effects, then this paragraph (iv) will not apply to actions or proceedings that seek to enforce such law, rule or regulation and (B) any actions or proceedings described in clause (a) or (b) will be based on the business or assets of BTH and Comcast or their respective Affiliates and not the Purchaser.

                  (v) The Intercable Group Entities shall have received all material third party consents required to be obtained in connection with the Closing, and, in the case of a Section 3.1(a)(vi) Exercise, the consummation of the Other Transactions in each case in form and substance reasonably satisfactory to Purchaser.

                  (vi) The representations and warranties of Grantor contained in Article V shall be true at and as of the date of the Closing, as if made at and as of such date.

                  (vii) In the case of a Section 3.1(a)(vi) Exercise only, the Jones/Comcast Closing and the Simultaneous Closing shall have occurred on the same date as the Closing hereunder."

         8. Amendment of Section 3.3. Section 3.3 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 3.3 Purchase Price For the Optioned Shares. (a) The purchase price per Optioned Share will be calculated as follows:

                  (i) (A) if the Trigger Date occurs prior to or on June 18, 1995, 200% of the Market Value of a share of Class A Common Stock on the applicable Trigger Date, or (B) except in the case of a Section 3.1(a)(vi) Exercise, if the Trigger Date occurs after June 18, 1995, the sum of (x) two-thirds of the Option Price on the applicable Trigger Date and (y) one-third of 120% of the Market Value of a share of Class A Common Stock on the applicable Trigger Date(1) or (c) in the case of a Section 3.1 (a)(vi) Exercise, $69.4891 per Optioned Share, in each case reduced by

                  (ii) (A) the amount (or in the case of property other than cash, fair market value) of any dividends and distributions other than stock dividends paid, declared or otherwise distributed by the Company in respect of the Optioned Shares between the date hereof and the date of Closing and (B) in the case of a Section 3.1(a)(vi) Exercise, the amount of any Initial Consideration (as such term is used in the Jones/Comcast Agreement) which has been paid to Jones, Grantor or any party to the Related Option Agreements (or their respective Affiliates) in respect of the Optioned Shares plus interest accrued at the Applicable Rate (as such term is used in the Jones/Comcast Agreement) from the date such Initial Consideration was

------------------
1. As an example of the calculation described in clause (i)(B), if on the applicable Trigger Date the Option Price were $50 per Share and the Market Value of a share of Class A Common Stock were $60 per share, the purchase price would be 2/3 of $50 ($33.3333) plus 1/3 of 120% of $60 ($24), or $57.3333 (computed to four decimal places).

         paid by Comcast to and including the date of Closing; provided that the amount of such Initial Consideration (plus interest) deemed to have been paid in respect of each Optioned Share shall be equal to the total amount of such Initial Consideration (plus interest) paid (and accrued) under the Jones/Comcast Agreement divided by the sum of the aggregate number of Optioned Shares actually acquired by Purchaser on the date of Closing under this Option Agreement plus the aggregate number of Optioned Shares (as such term is used in the Related Option Agreements) actually acquired by Purchaser on the date of Closing under the Related Option Agreements.(2) In the event any such dividends or distributions are made in property other than cash, the fair market value of such dividends or distributions will be determined pursuant to the valuation procedures described in Section 3.4(b).

         (b) The applicable "Trigger Date" will depend on the Exercise Period under which Purchaser is delivering an Exercise Notice and will be earliest of the following days:

                  (i) in the case of an Exercise Period described in clauses (i) or (ii) of Section 3.1(a), the day of an Event or Resignation Event, as the case may be;

                  (ii) in the case of an Exercise Period described in clause
         (iii) of Section 3.1(a), the day immediately preceding the day on which Grantor delivers a Grantor's Notice;

                  (iii) in the case of an Exercise Period described in clause
         (iv) of Section 3.1(a), the day immediately preceding day on which Purchaser delivers an Exercise Notice;

                  (iv) in the case of an Exercise Period described in clause (v) of Section 3.1(a), the day immediately preceding the day of a Jones Bankruptcy Event; or

                  (v) in the case of a Section 3.1(a)(vi) Exercise, the date hereof."

         9. Amendment of Section 3.5. Section 3.5 is amended by adding a new subsection (c) thereto as follows:


---------
2. As an example of the calculation described in clause (ii)(B), if on the date of Closing the total amount of the Initial Consideration (plus interest) paid (and accrued) under the Jones/Comcast Agreement is equal to $51,000,000 and the sum of the aggregate number of Optioned Shares actually acquired by Purchaser on the date of Closing under this Option Agreement plus the aggregate number of Optioned Shares (as such term is used in the Related Option Agreements) actually acquired by Purchaser on the date of Closing under the Related Option Agreements is equal to 2,700,000 Optioned Shares, the amount of the reduction per Optioned Share would be $51,000,000 divided by 2,700,000, or $18.8889 (computed to four decimal places).

         "(c) In the case of a Section 3.1(a)(vi) Exercise, the transactions described in paragraphs (a) and (b) of this Section 3.5 shall occur on the same date as the Jones/Comcast Closing and the Simultaneous Closing. If the Simultaneous Closing and the Jones/Comcast Closing shall not have occurred on the same date as the Closing, then the transactions described in paragraphs (a) and (b) of Section 3.5 shall be rescinded and deemed not to have occurred. In the case of a Section 3.1(a)(vi) Exercise, the procedures at the Closing shall be as follows:

                  (i) the directors of the Company other than the Joint Nominees (as such term is defined in the Shareholders Agreement) shall resign seriatim and the remaining directors shall appoint individuals designated by Comcast to fill the vacancies created thereby, all as more fully described in the Jones/Comcast Agreement and the BTH/Comcast Agreement.

                  (ii) the transactions described in paragraphs (a) and (b) of
         Section 3.5 of this Agreement and of the Related Option Agreements shall occur; and

                  (iii) the transactions to be effected at the Simultaneous Closing shall occur."

         10. Amendment of Section 3.6. Section 3.6 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 3.6 Termination of Control Option. (a) The Control Option shall terminate at 5:00 p.m. Denver time when the first Exercise Period described in clauses (i), (iii) or (iv) of Section 3.1 expires (the "Termination Time"), provided that, subject to the following paragraph (b), the Control Option will not terminate if Purchaser has previously delivered to Grantor an Exercise Notice. The Control Option shall also terminate (A) at such time as Purchaser withdraws an Exercise Notice pursuant to Section 3.4(c), or (B) if the Closing has been postponed pursuant to Section 3.2(b)(1), ten Business Days after Grantor has delivered written notice to Purchaser stating that it believes Purchaser is not using its reasonable efforts to consummate the Closing promptly (which notice will set forth the basis for such claim) and Purchaser has failed to use its reasonable efforts prior to the expiration of such period to cure the problem identified by Grantor. The Control Option will not terminate solely because of the expiration of the Exercise Periods described in clauses (ii) and
(v) of Section 3.1, or in the case of a Section 3.1(a)(vi) Exercise, upon the termination of the Jones/Comcast Agreement and the failure of the Closing hereunder to occur.

         (b) Notwithstanding anything in this Agreement to the contrary, (i) if an Exercise Period is extended pursuant to the proviso in Section 3.1(a), the Termination Time will occur twenty Business Days after such stay or prohibition has been lifted and Purchaser has received notice of such action and (ii) each Exercise Notice other than a Section 3.1(a)(vi) Exercise Notice shall terminate, and be of no further force or effect, 18 months after its delivery, unless a Closing shall have occurred by such time.

         (c) Notwithstanding the foregoing provisions of this Section 3.6, in no event shall the Control Option expire or terminate prior to the termination of the Jones/Comcast Agreement."

         11. Amendment of Section 4.1. Section 4.1 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 4.1 No Proxies for or Encumbrances on Optioned Shares. Except as contemplated by this Agreement, until the termination of this Agreement pursuant to Section 10.1, Grantor shall not, directly or indirectly, (i) grant any proxies (other than a revocable proxy granted in connection with a meeting of stockholders) or enter into any voting trust or other agreement or arrangement with respect to the voting of any Optioned Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Optioned Shares or (iii) seek or solicit any transaction or arrangement described in clauses (i) and (ii). Grantor will notify Purchaser promptly (and provide all details reasonably requested by Purchaser) if Grantor is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing. Nothing herein shall be deemed to prevent or restrict (x) Grantor or its Affiliates from voting its shares in its sole discretion on all matters, except as otherwise agreed to between Grantor, its Affiliates, and BTH in the Shareholders Agreement or otherwise, or between Grantor, its Affiliates and Comcast in the Jones/Comcast Agreement or otherwise or (y) any Affiliate of Grantor from taking or refraining from taking any other action not provided herein or otherwise agreed to between Grantor, its Affiliates and BTH in the Shareholders Agreement, the Jones/Comcast Agreement or otherwise or between Grantor, its Affiliates and Comcast in the Jones/Comcast Agreement."

         12. Amendment of Section 4.2. Section 4.2 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 4.2 Further Assurances. BTH (and its agent) and Grantor will each execute and deliver or cause to be executed and delivered all further documents and instruments and use their reasonable best efforts to secure such consents and take all such further action as may be reasonably necessary in order to consummate the transactions contemplated hereby or to enable Purchaser and BTH or Comcast, as applicable, to enjoy all benefits and rights of the Optioned Shares."

         13. Amendment of Section 6.1. Section 6.1 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 6.1 Acquisition for Purchaser's Account. Purchaser represents and warrants to Grantor that as of the date hereof and the date of the Closing the Optioned Shares to be acquired upon exercise of the Control Option will be acquired by Purchaser as the agent for, in the case of a Section 3.1(a)(vi) Exercise, Comcast's, and in all other instances BTH's own account and not with a view to the public distribution thereof and will not be transferred except in compliance with the Securities Act."

         14. Amendment of Section 9.3(c). Section 9.3(c) is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "(c) In connection with an exercise of rights pursuant to Section 9.1(d), Purchaser may cause any or all of the Optioned Shares to be transferred of record into the name of Purchaser, in the case of a Section 3.1(a)(vi) Exercise, to Comcast and in the case of any other exercise, to BTH, or in any event, to any of their respective nominees. After notice thereof, Grantor will promptly give to the Purchaser (or its designee) copies of any notices or other communications received by it with respect to the Optioned Shares registered in the name of Grantor, and Purchaser will promptly give to Grantor copies of any notices and communications received by Purchaser, to the extent the same have been delivered to Purchaser (or Comcast, BTH or a nominee) with respect to any Optioned Shares registered in the name of Purchaser (or Comcast, BTH or a nominee)."

         15. Amendment of Section 10.2(a). Section 10.2(a) is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 10.2 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other parties hereto, provided that (i) Purchaser may assign its rights, but not its obligations, hereunder to any Eligible Assignee (or an agent of such Eligible Assignee), (ii) Purchaser may assign its rights and obligations hereunder as provided in Article VII, (iii) Purchaser may assign its rights (but not its obligations) hereunder at any time after the delivery by it of an Exercise Notice to Grantor if at the time of any such assignment pursuant to this clause (iii) the assignee purchases the Optioned Shares pursuant to Section 3.5(a) and (b) and (iv) Purchaser may, at the Closing of a
Section 3.1(a)(vi) Exercise and the consummation of the Jones/Comcast Closing, assign all its rights and obligations hereunder to Comcast."

         16. Amendment of Section 10.4. Section 10.4 is hereby amended by (a) deleting the address of Bell Canada International, Inc. in its entirety and substituting in lieu thereof the following:

                           "BCI Telecom Holding Inc.
                           1000, rue de la Gauchetiere West
                           Suite 1100
                           Montreal, Quebec
                           Canada H3B 4Y8
                           Fax:  514-392-2342

                           Attention:  Corporate Secretary

                  with copies to (unless the Initial Closing (as defined in the BTH/Comcast Agreement) shall have occurred or the Jones/Comcast Agreement shall have terminated):

                           Comcast Corporation
                           1500 Market Street
                           Philadelphia, PA  19102-2148
                           Fax:  215-981-7794"

and (b) deleting the name and address of the Purchaser and substituting in lieu thereof:

                           "The Bank of New York, as successor agent to Morgan Guaranty Trust Company of New York
                           101 Barclay Street
                           Floor 12E
                           New York, NY 10286
                           Fax:  212-815-7181
                           Attention: Robert W. Rich, Assistant Vice President"

         17. Amendment to Section 10.10. Section 10.10 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "Section 10.10 Entire Agreement. This Agreement, together with the Jones/Comcast Agreement, the Shareholders Agreement (including the Agreement and Amendment No. 1 to Shareholders Agreement) and the BTH/Comcast Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement."

         18. Amendment to Section 10.12. Section 10.12 is hereby deleted in its entirety and the following is substituted in lieu thereof:

         "SECTION 10.12 Agency Capacity of Purchaser. Grantor expressly acknowledges and agrees that Purchaser is acting solely as agent on behalf of, in the case of a Section 3.1(a)(vi) Exercise, Comcast, and in all other instances, BTH and not in a principal capacity. Grantor further acknowledges and agrees that in executing and delivering this Agreement, making any payment, delivering any notice or instruction, making any determination or taking any other action provided for or contemplated herein, Purchaser is acting and shall act solely upon the instruction and at the direction of, in the case of a
Section 3.1(a)(vi) Exercise, Comcast, and in all other instances, BTH."

         19. Addition of Section 10.13. Immediately following Section 10.12, a new Section 10.13 is hereby added as follows:

         "SECTION 10.13 Termination of Jones/Comcast Agreement. All references to the Jones/Comcast Agreement, the BTH/Comcast Agreement, the Jones/Comcast Closing and Closing Date, Comcast and the Section 3.1(a)(vi) Exercise shall be deemed deleted and of no force or effect if and at such time as the earlier to occur of the Initial Closing under the BTH/Comcast Agreement and the date the Jones/Comcast Agreement shall have been terminated."

                  IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the day and year first above written.


                                   GLENN JONES GRANTOR BUSINESS TRUST


                                   By:  /s/ Christine Jones Marocco
                                       ---------------------------------------


                                   JONES INTERNATIONAL GRANTOR BUSINESS TRUST


                                   By:  /s/ Christine Jones Marocco
                                       ---------------------------------------


                                   JONES INTERNATIONAL, LTD.


                                   By:  /s/ Glenn R. Jones
                                       ---------------------------------------


                                   JONES SPACE SEGMENT, INC.


                                   By:  /s/ Glenn R. Jones
                                       ---------------------------------------

                                   JONES GLOBAL GROUP, INC..


                                   By:  /s/ Glenn R. Jones
                                       ---------------------------------------

                                   JONES INTERDIGITAL, INC..


                                   By:  /s/ Glenn R. Jones
                                       ---------------------------------------

                                   JONES ENTERTAINMENT GROUP, LTD.


                                   By:  /s/ Glenn R. Jones
                                       ---------------------------------------

                                   THE BANK OF NEW YORK, as successor agent to
                                   MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as agent for BTH Telecom Holding Inc. f/k/a Bell Canada International Inc. and Comcast Corporation


                                   By:  /s/ Robert Rich
                                       ---------------------------------------


This Amendment is consented to and approved of by the following:


                                    BCI TELECOM HOLDING,  INC.


                                    By:  /s/ Siim Vanaselja
                                       ---------------------------------------

                                    BTH (INTERCABLE) LIMITED


                                    By:  /s/ Christopher S. McKenzie
                                       ---------------------------------------

                                    COMCAST CORPORATION


                                    By:  /s/ Arthur Block
                                       ---------------------------------------

                                   SCHEDULE F


                                  Owned Systems


FRANCHISES HELD BY
JONES INTERCABLE, INC.

Panama City Beach, Florida System

         City of Panama City Beach

Oxnard, California System

         City of Oxnard



FRANCHISES HELD BY
JONES COMMUNICATIONS OF MARYLAND, INC.

Prince George's County System:

         North Prince George's County

         South Prince George's County

         City of Bowie


Chesapeake Bay Group (including Annapolis,
Anne Arundel County and
Charles County Systems):

         Anne Arundel County

         City of Annapolis

FRANCHISES HELD BY
JONES COMMUNICATIONS OF
GEORGIA/SOUTH CAROLINA, INC.

Savannah System:

         Chatham County

         City of Savannah

FRANCHISES HELD BY
JONES COMMUNICATIONS OF VIRGINIA, INC.

Alexandria System:

         City of Alexandria

Prince William Group (including
Dale City, Reston and
Manassas Systems):

         Fairfax County (Reston)

         City of Manassas

FRANCHISES HELD BY
JONES COMMUNICATIONS OF ARIZONA, INC.

Pima County System:

         Town of Oro Valley


FRANCHISES HELD BY
JONES COMMUNICATIONS OF MISSOURI, INC.

Independence System:

         City of Olathe, KS

         City of Raytown

FRANCHISES HELD BY
JONES COMMUNICATIONS OF NEW MEXICO, INC.

Albuquerque System:

         City of Albuquerque


FRANCHISES HELD BY
JONES OF WISCONSIN, INC.

Manitowoc System:

         City of Manitowoc


                                 Managed Systems


FRANCHISES HELD BY
CABLE TV FUND 14-A, Ltd.

Calvert County System:

         Calvert County

Naperville System

         City of Naperville


FRANCHISES HELD BY
JONES GROWTH PARTNERS, L.P.

Wheaton System

         City of Wheaton

         Village of Addison

FRANCHISES HELD BY
IDS/JONES JOINT VENTURE PARTNERS

Aurora System

         City of Aurora


FRANCHISES HELD BY
 CABLE TV FUND 12-BCD VENTURE

Palmdale and Littlerock Systems:

         Los Angeles County

         City of Lancaster

         City of Palmdale

FRANCHISES HELD BY
JONES CABLE INCOME FUND 1-A, LTD.

Owatonna/Glencoe System

         City of Owatonna

FRANCHISES HELD BY
CABLE TV FUND 12-A, LTD.

Cook County/Orland Park System

         Village of Mundelein

FRANCHISES HELD BY
CABLE TV FUND 15-A, LTD.

South Suburban System

         Village of Lansing

                                   Exhibit 15

                                                                  Execution Copy

             AGREEMENT AND AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT

         This AGREEMENT AND AMENDMENT No. 1 (this "Agreement and Amendment") is entered into as of this 12 day of August 1998, and amends that certain Shareholders Agreement dated as of December 20, 1994 (the "Shareholders Agreement") by and among Jones International, Inc. ("International"), Glenn R. Jones ("Jones"), Jones Intercable, Inc., a Colorado corporation (the "Company") and BCI Telecom Holding Inc., a Canadian corporation, f/k/a Bell Canada International Inc. ("BTH"), and is also entered into by BTH (US Cable) Limited, a British Virgin Islands corporation, f/k/a Bell Canada International BVI III, Limited ("US Cable") as assignee of BTH and by BTH (Intercable) Limited, a British Virgin Islands corporation, f/k/a Bell Canada International BVI VI Limited ("BTH Intercable" and together with BTH and US Cable, the "BTH Entities") and the other Jones Entities (as defined herein).

         WHEREAS, on December 20, 1994, International, Jones, the Company and BTH entered into the Shareholders Agreement;

         WHEREAS, BTH assigned its rights but not its obligations under the Shareholders Agreement to US Cable by that certain assignment dated December 20, 1994;

         WHEREAS, in connection with the execution and delivery of the Shareholders Agreement, Glenn Jones Grantor Business Trust ("Trust"), Jones International Grantor Business Trust ("JI Trust"), Jones Space Segment, Inc. ("Space"), Jones Global Group, Inc. ("Global"), Jones Interdigital, Inc. ("Interdigital"), Jones Entertainment Group, Ltd. ("Entertainment" and together with Jones, International, Trust, JI Trust, Space, Global and Interdigital, the "Jones Entities") and Morgan Guaranty Trust Company of New York, as agent for BTH and BTH Intercable entered into certain option agreements each dated as of December 20, 1994 and amended and restated as of the date hereof, granting an option (the "Control Option") to purchase the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company owned beneficially or of record by the Jones Entities (the "Control Shares");

         WHEREAS, the Jones Entities, BTH, through its agent, have entered into an amendment to the foregoing option agreements (as amended, the "Option Agreements") to provide for, among other things, a new Exercise Period (as defined therein) which has caused the Control Option to become currently exercisable as provided in Section 3.1(a)(vi) of the Option Agreements (the "Accelerated Exercise");

         WHEREAS, the Shareholders Agreement currently provides that upon the consummation of the purchase and sale of the Optioned Shares (as defined therein) such Shareholders Agreement terminates with the proviso that certain provisions of such Shareholders Agreement shall survive such termination;

         WHEREAS, Comcast Corporation, a Pennsylvania corporation ("Comcast"), and the BTH Entities have entered into a Purchase and Sale Agreement, dated as of May 22, 1998, providing, among other things, for the acquisition by Comcast of the Control Shares at such time that the BTH Entities are entitled to acquire the Control Shares pursuant to the Control Option, which agreement has been amended and restated on the date hereof, in connection with the Accelerated Exercise (the "Comcast/BTH Agreement");

         WHEREAS, the Jones Entities and Comcast have entered into an Agreement, dated as of the date hereof, relating to certain arrangements between the Jones Entities and Comcast concerning the exercise of the Control Option (the "Comcast/Jones Agreement");

         WHEREAS, the parties hereto desire to amend the Shareholders Agreement to amend the termination provision of the Shareholders Agreement so that in the event the Optioned Shares are purchased pursuant to the Accelerated Exercise certain provisions of the Shareholders Agreement shall not survive such termination; and

         WHEREAS, the parties hereto desire to set forth certain other agreements relating to the consummation of the transactions contemplated by the Comcast/Jones Agreement and the Comcast/BTH Agreement;

         THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound hereby, the parties agree as follows.

                                    ARTICLE I

                       AMENDMENT TO SHAREHOLDERS AGREEMENT

         1.1. Definitions. All terms used but not otherwise defined herein shall have the same meanings as ascribed to them in the Shareholders Agreement.

         1.2. Amendment to Section 1.1. Section 1.1 of the Shareholders Agreement is hereby amended by deleting therefrom the definitions of "Option Agreements" and "Option Termination Date" in their entirety and substituting in lieu thereof the following:

                  "Option Termination Date" means the earlier of (i) the date on which the Control Option terminates pursuant to Section 3.6 of the Option Agreements, or otherwise, (ii) the date on which BTH (or its agent) purchases the Option Shares pursuant to the Option Agreements or (iii) the Closing, as defined in the Comcast/Jones Agreement, and the Simultaneous Closing, as defined in the Comcast/BTH Agreement, shall have occurred.

                  "Option Agreements" means the Option Agreements dated as of the Closing Date between Bank of New York, as successor agent to Morgan Guaranty Trust Company of New York, acting as agent for Investor and in the case of a
Section 3.1(a)(vi) Exercise, for Comcast, and each of Jones International Grantor Business Trust, Glenn Jones Grantor Business Trust,

Jones Space Segment, Inc., Jones Global Group, Inc., Jones Interdigital Inc. and Jones Entertainment Group, Ltd., as amended on August 12, 1998.

         1.3. Amendment to Section 3.10. Section 3.10 of the Shareholders Agreement is hereby amended by adding the following to the end of such section:

         "Notwithstanding the foregoing, the parties hereto agree that this
         Section 3.10 shall not prohibit any of the parties from disclosing all such documents and information received after August 12, 1998 and until the earlier to occur of (x) the Closing of the transactions contemplated by that certain Agreement, dated August 12, 1998, by and among Comcast Corporation, a Pennsylvania corporation ("Comcast") Jones International and certain JI Group Entities named therein (the "Comcast/Jones Agreement") or (y) the expiration or termination of the Comcast/Jones Agreement from the other parties to this Agreement (and Affiliates of such other parties), including any information provided by the Company to any Investor Nominee, to Comcast, and to the officers, directors, employees, agents, representatives and advisors (including, without limitation, legal and financial advisors) of Comcast.

         1.4. Amendment to Section 3.5. Effective as of and conditioned upon the consummation of the transactions contemplated by the Jones/Comcast Agreement.
Section 3.5 of the Shareholders Agreement shall be deleted in its entirety and the following substituted in lieu thereof:

                                    "3.5 Programming Services. Notwithstanding
                  any other provision in this Agreement to the contrary: (a) The Bell International Group Entities shall have the right to distribute, on a full-time (or, if requested from time to time by Investor, part-time to be extended or restored, as applicable to full time upon Investor's request), daily basis, programming packaged (as opposed to brokered) by, created by or created primarily for a Bell International Group Entity ("Investor Programming") on such number of channels (not to exceed two at any one time) on the Systems as Investor may designate from time to time.

                                    (b) Prior to exercising its distribution
                  right with respect to any programming under this Section 3.5, the relevant Bell International Group Entity (a "Programmer") will present to the Board a reasonably detailed business plan that, among other things, describes (i) the general content of such programming, (ii) the marketing strategy for such programming, including service level (such as basic, tier or a la carte) and (iii) pricing for such service levels. The Investor Programming shall be carried and priced by the Intercable Group Entities on such level or levels of services as such programming is intended to be carried under the business plan for such programming.

                                    (c) Notwithstanding the rights granted
                  pursuant to paragraph (a) above:

                                    (i) the Intercable Group Entities shall not
                  be required to delete from any System any programming acquired from any third-party programmer prior to the expiration of the term of the program carriage agreement with such third-party programmer in order to carry any Investor Programming,

                                    (ii) in the event there is insufficient
                  channel capacity to carry Investor Programming, carriage of such Investor Programming on a System shall be given priority over any third party programming not then carried by such System and over any third party programming then carried by the System at such time as the initial or then current renewal term, as applicable, is scheduled to expire, provided that (x) such priority shall not apply to off-air programming carried by the four major broadcast networks or as mandated by law, or the 20 most widely viewed third party programs as then carried by the System at the time as reported by Cablevision magazine, and (y) in addition to the foregoing requirements, the Company shall use its reasonable best efforts to add Investor Programming to the Systems whenever opportunities to do so arise, and

                                    (iii) Investor shall give the Company at
                  least four months' prior notice of any proposed commencement or termination of use of any channel.

                                    (d) During the Validation Period (as defined
                  herein), the license fee payable by the Intercable Group Entities for any unit of Investor Programming ("New Programming") shall be such license fee as the Programmer establishes in good faith based on its reasonable estimate of the market value of such New Programming. A Programmer shall notify the Company and the Disinterested Directors in writing promptly following the end of the Validation Period whether the Programmer has entered into an agreement providing for (a) the distribution of such New Programming by a cable television operator or other distributor of video programming (a "Distributor") having at least 400,000 subscribers ("Validating Distributor") and (b) the payment of a license fee by such Validating Distributor at a rate equal to or greater than the license fee payable by the Intercable Group Entities ("Validating Programming Agreement"). If no Validating Programming Agreement has been entered into during the Validation Period, the Company or any Disinterested Director may, by written notice given within sixty (60) days after receipt by the Company and the Disinterested Directors of the above-referenced notification, require that such Programmer reduce the license fee payable by the Intercable Group Entities for such New Programming to the greater of (i) a license agreement approved by the Disinterested Directors,
                  (ii) the average license fee charged by the applicable Programmer to all Distributors for such New Programming and
                  (iii) the Agreed Rate in effect at such time. For purposes of this Section 3.5, "Agreed Rate" means, at any time, the rate set forth in the Affiliate Agreement between Mind Extension University, Inc. and the Company dated December 28, 1993, as amended as of June 1, 1994. Thereafter, the license fee payable by the Intercable Group Entities for such New Programming shall be subject to such adjustments as are similar to adjustments in the license fee permitted by the Validating Programming Agreement or, if there is no such agreement in effect, by the programming agreement pursuant to which such New Programming is carried by the largest Distributor serving fewer than 400,000 subscribers. A Programmer may elect at any time to terminate carriage of such unit of New Programming upon not less than ninety days prior written notice to the Company if it does enter into a Validating Programming Agreement during the Validation Period. "Validation Period" shall mean, as to any New Programming, the fifteen (15) month period commencing with the first month with respect to which a license fee is payable by an Intercable Group Entity for the right to distribute such New Programming.

                                    (e) The Intercable Group Entities shall
                  carry Investor Programming on the Systems until December 20, 2009 (or the expiration date of the applicable programming agreement with the Company) in accordance with this Section 3.5.

                                    (f) For purposes of this Section 3.5 the
                  term "Disinterested Directors" shall mean any director who would be considered a "disinterested director" for the purposes of Section 7-108-501 of the Colorado Business Corporation Act.

                                    (g) Notwithstanding anything to the contrary
                  contained in this Agreement, Investor may assign on behalf of itself and the Bell International Group Entities its rights under this Section 3.5 to Comcast."

         1.5. Upon the amendment to Section 3.5 of the Shareholders Agreement contained in Section 1.4 hereof becoming effective the Company shall pay to Jones and International $25,000,000 in immediately available funds to such bank account or accounts as Jones shall designate in consideration of the termination of the JI Group Entities' rights under Section 3.5 of this Agreement.

         1.6. General. Except as expressly modified by this Agreement and Amendment, the provisions of the Shareholders Agreement shall remain in full force and effect. Except as set forth in Section 2.2, below, execution and delivery of this Agreement and Amendment, the Option Agreements and the Comcast/Jones Agreement shall not constitute or be deemed to be a waiver by any party of (a) any rights or claims that such party had or may have under the Shareholders Agreement as amended hereby or (b), in the event that the Comcast/Jones Agreement is terminated, any rights or claims that the Jones Entities or the Company had or may have against the BTH Entities by reason of the execution, delivery or performance of the Comcast/BTH Agreement.

                                   ARTICLE II

                                OTHER AGREEMENTS

         2.1. Agreement to Stay Proceedings. In consideration of Comcast's execution and delivery of the Comcast/Jones Agreement and the Comcast/BTH Agreement, each of the parties hereto hereby agrees to take any and all actions and refrain from taking any and all actions necessary or advisable to seek a stay of any proceedings relating to that certain lawsuit brought by BTH against Jones Intercable, Inc., Jones International, Ltd., Jones Internet Channel, Inc. and Glenn R. Jones, which was filed before the U.S. District Court for the District of Colorado (the "Litigation"), including, without limitation, any hearings or proceedings relating to any damage claims relating to the subject matter of the Litigation and the appeal of the order entered on May 5, 1998 until the first to occur of (i) the date on which both the Closing (as defined in the Comcast/Jones Agreement) and the Simultaneous Closing (as defined in the Comcast/BTH Agreement) shall have occurred, at which time the parties shall dismiss the Litigation with prejudice or (ii) the termination of the Comcast/Jones Agreement.

         2.2. General Release. In consideration of Comcast's execution and delivery of the Comcast/Jones Agreement and the Comcast/BTH Agreement each of
(i) the Jones Entities and the Company and (ii) each of the BTH Entities, in the case of each of (i) and (ii), on behalf of itself and each of its Affiliates (including the Company and its subsidiaries) (the "Releasing Parties"), effective as of and conditioned upon the consummation of both the Closing (as defined in the Comcast/Jones Agreement) and the Simultaneous Closing (as defined in the Comcast/BTH Agreement), except as otherwise provided below, releases and forever holds harmless, and waives and relinquishes from and against all obligations, actions, causes of action, claims, demands, damages, costs, expenses and liabilities whatsoever, at law or in equity, known or unknown, fixed or contingent, which the Releasing Parties ever had, now have or which their successors, predecessors, assigns, heirs, executors and administrators hereafter can, shall or may have against any of the BTH Entities and the Jones Entities, their Affiliates (including the Company and its subsidiaries), officers, directors, employees, shareholders and their successors or assigns (the "Released Parties") on account or arising out of any matter, cause or thing whatsoever from the beginning of the world to the date on which the Closing Date

(as defined in the Comcast/Jones Agreement) and the Simultaneous Closing Date (as defined in the Comcast/BTH Agreement) shall both have occurred. Notwithstanding the foregoing nothing in this Section 2.2 shall release any obligations, rights, actions, causes of action, claims, demands, damages, costs, expenses or liabilities of the Released Parties to the Releasing Parties under the Option Agreements or with respect to any judgment previously obtained in any court of competent jurisdiction.

         2.3. (a) Tax Matters. (a) The Company shall and International shall cause Jones Education Company ("Education") and Entertainment to provide BTH with certification and file notice(s) with the Internal Revenue Service within 10 days after the request of BTH regarding any disposition undertaken in connection with the Comcast/BTH Agreement, which certification or notification, as the case may be, shall attest to the fact that the BTH Entities' interest in such corporations does not constitute a "real property interest" within the meaning of the Internal Revenue Code and shall otherwise conform with the requirements of United States Treasury Regulation 1.897-2(h).

                               (b) Promptly upon request the Company shall, and
International shall cause Education and Entertainment to, accord the BTH Entities reasonable access to the books and records and employees of the Company, Education and Entertainment to enable the BTH Entities to confirm whether or not their respective investments in such entities will constitute "excluded property" within the meaning of the Income Tax Act (Canada) (i.e., that no more than 10% of the assets of such entities consist of passive assets) as of the Simultaneous Closing Date or the Initial Closing Date and the Final Closing Date, as the case may be.

         2.4. Termination of Certain Agreements. The BTH Entities, the Jones Entities and the Company agree and acknowledge, on their own behalf and on behalf of their respective Affiliates, that the Secondment Agreement, the Fee Sharing Agreement, the Financial Services Agreement and the Supply and Services Agreement (each as defined in the Shareholders Agreement) shall terminate as of and conditioned upon the consummation of the Closing and the Simultaneous Closing; provided that anything contained in Section 2.2 to the contrary notwithstanding, any moneys accrued for the account of BTH prior to termination of such agreements shall be paid to BTH at the Closing or as soon as is reasonably practicable thereafter.

         2.5. Approval of this Agreement. Each of the parties to this Agreement and Amendment represents and warrants to the other parties hereto that (i) if it is a corporation, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) if it is a trust, the trust agreement governing its operation is in full force and effect, (iii) it has the power and authority to execute, deliver and perform this Agreement and Amendment and (iv) this Agreement and Amendment has been duly executed and delivered by it and is a valid and binding agreement by it. The parties hereto hereby agree with each other that (i) this Agreement and Amendment, (ii) the termination of Jones' employment with Company pursuant to the form of Termination Agreement presented to the Board of Directors of the Company and (iii) the assumption by an Affiliate of a Jones Entity of the Company's rights and obligations under that certain lease dated December 23, 1997 by and between the Company and PNC Leasing Corp. shall be subject to the approval of the Joint Nominees (as such term is defined in the Shareholders Agreement) and that such approval shall satisfy the requirements of Section 3.6 of the Shareholders Agreement. The Company represents and warrants to the other parties to this Agreement that this Agreement and Amendment has been approved by a majority of the Joint Nominees at a meeting duly called and held for such purpose.

                                   ARTICLE III

                                  MISCELLANEOUS

         3.1. General. This Agreement shall be governed by and construed and enforced in accordance with the internal laws (as opposed to the conflicts of laws provisions) of the State of Colorado. The agreement of the parties, which is comprised of this Agreement and Amendment and the Shareholders Agreement, sets forth the entire agreement and understanding between the parties relating to the subject matter hereof and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement and Amendment and the Shareholders Agreement.

                  IN WITNESS WHEREOF, the parties have caused this Agreement and Amendment to be executed by their duly authorized representatives as of the day and year first above written.

                               JONES INTERCABLE, INC.


                               By:  /s/ Kevin T. Coyle
                                   ---------------------------------------

                               /s/ Glenn R. Jones
                               -------------------------------------------
                               Glenn R. Jones


                               JONES INTERNATIONAL, LTD.


                               By:  /s/ Glenn R. Jones
                                   ---------------------------------------

                               GLENN JONES GRANTOR BUSINESS TRUST


                               By:  /s/ Christine Jones Marocco
                                   ---------------------------------------


                               JONES INTERNATIONAL GRANTOR BUSINESS TRUST


                               By:  /s/ Christine Jones Marocco
                                   ---------------------------------------

                               JONES SPACE SEGMENT, INC.


                               By:  /s/ Glenn R. Jones
                                   ---------------------------------------

                               JONES GLOBAL GROUP, INC.


                               By:  /s/ Glenn R. Jones
                                   ---------------------------------------

                               JONES INTERDIGITAL, INC.


                               By:  /s/ Glenn R. Jones
                                   ---------------------------------------

                               JONES ENTERTAINMENT GROUP, LTD.


                               By:  /s/ Glenn R. Jones
                                   ---------------------------------------


                               BCI TELECOM HOLDING INC.


                               By:  /s/ Siim Vanaselja
                                   ---------------------------------------

                               BTH (US CABLE) LTD.


                               By:  /s/ Christopher S. McKensie
                                   ---------------------------------------

                               BTH (INTERCABLE) LIMITED


                               By:  /s/ Christopher S. McKensie
                                   ---------------------------------------